    AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON JANUARY 5, 1999

                                                                         333-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                               -----------------

                             REGISTRATION STATEMENT
                                  ON FORM S-1
                                     UNDER
                           THE SECURITIES ACT OF 1933

                               -----------------

                             BLUE RHINO CORPORATION
             (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

                               -----------------

         DELAWARE                    5984                    56-1870472
     (STATE OR OTHER          (PRIMARY STANDARD           (I.R.S. EMPLOYER
       JURISDICTION               INDUSTRIAL           IDENTIFICATION NUMBER)
   OF INCORPORATION OR       CLASSIFICATION CODE
      ORGANIZATION)                NUMBER)

  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE, OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               -----------------

                                 BILLY D. PRIM
                      CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                           104 CAMBRIDGE PLAZA DRIVE
                      WINSTON-SALEM, NORTH CAROLINA 27104
                            TELEPHONE (336) 659-6900

 (NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                   COPIES TO:
            SUSAN M. HERMANN                        LARRY A. BARDEN
         PEDERSEN & HOUPT, P.C.                     SIDLEY & AUSTIN
    161 N. CLARK STREET, SUITE 3100             ONE FIRST NATIONAL PLAZA
        CHICAGO, ILLINOIS 60601                 CHICAGO, ILLINOIS 60603
        TELEPHONE (312) 641-6888               TELEPHONE: (312) 853-7000

                               -----------------

      APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please check the following box: [_]

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

      If the Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering: [_]

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                              PROPOSED       PROPOSED
 TITLE OF EACH CLASS OF       AMOUNT          MAXIMUM        MAXIMUM       AMOUNT OF
    SECURITIES TO BE          TO BE        OFFERING PRICE   AGGREGATE     REGISTRATION
       REGISTERED         REGISTERED(1)     PER SHARE(2)  OFFERING PRICE      FEE
--------------------------------------------------------------------------------------
Common Stock, par value
 $0.001 per Share....... 2,300,000 shares     $22 5/8      $52,037,500      $14,467

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Includes 300,000 shares of common stock which the underwriters have the option to purchase to cover over-allotments, if any.
(2) Calculated in accordance with Rule 457(c) solely for the purpose of calculating the amount of the registration fee, and based upon the average of the closing bid and ask prices for the common stock as reported by The Nasdaq Stock Market on December 31, 1998.

                               -----------------

      THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY + +NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN + +OFFER TO SELL THESE SECURITIES AND IT IS NOT SOLICITING AN OFFER TO BUY THESE +
+SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                               SUBJECT TO COMPLETION
                    PRELIMINARY PROSPECTUS DATED JANUARY 5, 1999

PROSPECTUS

                                2,000,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                  -----------

    Blue Rhino Corporation is offering 2,000,000 shares of common stock. Our common stock is listed on The Nasdaq Stock Market under the symbol "RINO." The last reported per share sale price for the common stock on December 31, 1998 was $22.25.

    INVESTING IN THE COMMON STOCK INVOLVES RISKS WHICH ARE DESCRIBED IN THE "RISK FACTORS" SECTION BEGINNING ON PAGE 8 OF THIS PROSPECTUS.

                                  -----------

                                                        PER SHARE  TOTAL
                                                        --------- -------
     Public Offering Price.............................     $        $
     Underwriting Discount.............................     $        $
     Proceeds, before expenses, to Blue Rhino
      Corporation......................................     $        $

    The underwriters may also purchase from Blue Rhino Corporation up to an additional 300,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

    Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

    The shares of common stock will be ready for delivery in New York, New York
on or about                  , 1999.

                                  -----------

MERRILL LYNCH & CO.
                                           NATIONSBANC MONTGOMERY SECURITIES LLC

                                  -----------

              The date of this prospectus is                , 1999

         [picture of cylinder and graphic of Blue Rhino business model]


      The Blue Rhino(R) logo, including the name, RhinoTUFF(R), Tri-Safe(TM), Fuelcheck(TM), Endless Summer(TM) and Endless Summer Comfort(TM) are our registered and pending trademarks. This prospectus also includes trademarks of other companies.

                               TABLE OF CONTENTS

                                                                          PAGE
                                                                          ----
Summary..................................................................   4
Risk Factors.............................................................   8
Use of Proceeds..........................................................  13
Price Range of Common Stock..............................................  13
Dividend Policy..........................................................  13
Capitalization...........................................................  14
Selected Consolidated Financial Data.....................................  15
Management's Discussion and Analysis of Financial Condition and Results
 of Operations...........................................................  16
Business.................................................................  27
Management...............................................................  36
Certain Transactions.....................................................  43
Principal Stockholders...................................................  44
Description of Capital Stock.............................................  46
Shares Eligible for Future Sale..........................................  48
Underwriting.............................................................  49
Legal Matters............................................................  51
Experts..................................................................  51
Additional Information...................................................  52
Index to Financial Statements............................................ F-1

                               -----------------

                           FORWARD-LOOKING STATEMENTS

      This prospectus includes forward-looking statements. We have based these forward-looking statements on our current expectations and projections about future events. These forward-looking statements are not guarantees of future performance and are subject to risks, uncertainties and assumptions, including, among other things:

    . Anticipated trends in our business, including consumer preferences for propane grills and acceptance of cylinder exchange,

    . Adequacy of our management, systems and distribution infrastructure to manage growth in sales and locations,

    .  Ability of our distributors to provide adequate service to retailers,

    . Placement of Blue Rhino cylinder exchange at new retail locations and increasing sales at existing locations,

    . Maintenance of relationships with existing retailers and distributors,

    .  Securing capital for future acquisitions and growth,

    . Successful identification and introduction of new products and services, and

    .  Adaptation to changes in the regulatory environment.

      Words such as "expect," "anticipate," "intend," "plan," "believe," "estimate" and variations of such words and similar expressions are intended to identify such forward-looking statements. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this prospectus might not occur.

                               -----------------

      You should rely only on the information contained in this prospectus. We have not, and the underwriters have not, authorized any other person to provide you with different information. If anyone provides you with different or inconsistent information, you should not rely on it. We are not, and the underwriters are not, making an offer to sell these securities in any jurisdiction where the offer or sale is not permitted. You should assume that the information appearing in this prospectus is accurate as of the date on the front cover of this prospectus only. Our business, financial condition, results of operations and prospects may have changed since that date.

                      THIS PAGE INTENTIONALLY LEFT BLANK.

                                    SUMMARY

     This summary may not contain all the information that may be important to you. You should read the entire prospectus, including the financial data and related notes, before making an investment decision. The terms "we," "our," "us," "Blue Rhino" and "the Company" as used in this prospectus refer to Blue Rhino Corporation and its subsidiaries and predecessor as a combined entity, except where it is made clear that such term means only Blue Rhino Corporation. Unless otherwise indicated, the data regarding grill ownership, use and consumer preferences contained in this prospectus is based on information contained in the 1997 Barbecue Grill Usage and Attitude Study conducted on behalf of the Barbecue Industry Association of America ("BIA").

                                  THE COMPANY

     We are the leading national provider of propane grill cylinder exchange in the United States with Blue Rhino cylinder exchange displays at over 12,000 retail locations in 47 states and Puerto Rico. Cylinder exchange provides consumers with a convenient means to exchange empty grill cylinders for clean, safer, precision-filled cylinders. We offer our cylinder exchange at many major home center/hardware, mass merchant, grocery and convenience stores including Home Depot, Lowe's, Sears, WalMart, Kroger and Kwik Shop. We partner with retailers and independent distributors to provide consumers with a nationally branded alternative to traditional grill cylinder refill. We dedicate our efforts and capital to brand development, value-added marketing, customer service and management information systems while our 53 independent distributors make the investments in the vehicles and refilling and refurbishing equipment necessary to operate cylinder exchange businesses.

     Cylinder exchange is a relatively new retail concept. We believe that consumer awareness of the benefits of cylinder exchange will increase as it becomes more widely available. Furthermore, we estimate there are approximately 225,000 potential cylinder exchange locations in our target markets. During the twelve months ended October 31, 1998, our sales increased approximately 105% compared to the twelve months ended October 31, 1997 to approximately $32.4 million, primarily as a result of the growth of sales at existing locations and the addition of over 6,700 new retail locations.

                                  THE INDUSTRY

     The grill cylinder exchange industry is highly fragmented with numerous regional and local distributors serving less than 500 locations each. We believe this fragmentation results in part from the relative newness of cylinder exchange and the challenges cylinder exchange poses to commercially focused traditional propane distributors. To build critical mass at the consumer level, a propane distributor must establish and maintain relationships with major retailers, many of which prefer to stock quality, branded products supplied by reliable, sophisticated vendors. To service retail cylinder exchange accounts, a propane distributor must make investments in refurbishing equipment, vehicles, cylinder displays and grill cylinders not required in its traditional propane business. Finally, to properly account for exchange, upgrade and sale transactions, a propane distributor must invest in sophisticated management information systems tailored to servicing retailers. We believe there are opportunities to expand through selective acquisitions of smaller cylinder exchange businesses with established retail accounts.

     As reported in the BIA study, the popularity of outdoor barbecuing continues to grow driven by consumer interest in healthier food preparation and the desire to spend more time outside at family and social gatherings. The popularity of propane grills has increased significantly in recent years with propane grill sales now exceeding the combined sales of charcoal, natural gas and electric grills. According to the BIA study, approximately 38.5 million United States households own a propane grill, with the average propane grill owner using 1.8 cylinders of propane per year. Based on the BIA study's estimate that there are approximately 69 million cylinder transactions per year, we estimate the annual retail market for grill cylinder refill to be approximately $1 billion.

                                 BUSINESS MODEL

     We have created a new paradigm for grill cylinder exchange which provides the following benefits to consumers, retailers and distributors:

CONSUMERS

    .  Convenient branded alternative to traditional cylinder refill

    .  Clean, safer product

    . Access to consumer and product information (1-800-BLU-RINO and web site)

RETAILERS

    .  High margin branded product

    .  Potential to increase customer traffic

    .  Improved use of exterior retail space

    .  Nationwide direct store delivery with automatic restocking

    .  Centralized billing and electronic inventory, invoicing and reporting

    .  Employee training

DISTRIBUTORS

    .  Access to major retail accounts

    .  Opportunity to sell a branded product in a growing market segment

    . Service support such as sophisticated management information systems, training and consolidated purchasing

    .  Assistance in obtaining and maintaining local permits

    .  Provision of cylinder displays and access to cylinder leasing programs

    .  Counter-seasonal complement to traditional propane business

                               BUSINESS STRATEGY

     Our objective is to further strengthen our position as the leading national provider of cylinder exchange. To achieve this objective, the key elements of our strategy are:

    . Promoting the Blue Rhino brand and driving consumer awareness of cylinder exchange

    . Expanding existing retailer relationships by opening new locations and increasing sales at existing locations

    .  Adding new retailer relationships

    . Leveraging distributors' infrastructure by adding new retail locations within their territories

    .  Leveraging our corporate infrastructure to increase profitability

    . Pursuing strategic account acquisitions from other cylinder exchange providers

    . Developing new products and services related to propane use and backyard living, such as patio heaters and the related cylinder exchange service

                                  THE OFFERING

Common Stock offered by Blue
 Rhino........................... 2,000,000 shares
Shares outstanding after the
 offering........................ 9,645,742 shares (1)
Use of Proceeds.................. We estimate that the net proceeds we receive from this offering (excluding the exercise
                                  of the over-allotment option) will be
                                  approximately $41.3 million. We intend to
                                  use these net proceeds to acquire cylinder
                                  exchange providers and accounts, provide
                                  working capital, fund general corporate
                                  purposes and develop and introduce new
                                  products and services.
Risk Factors..................... See "Risk Factors" for a discussion of factors you should carefully consider before
                                  deciding to invest in shares of the common
                                  stock.
Nasdaq Symbol.................... RINO

-------

(1) Excludes 1,867,740 shares of common stock reserved for issuance under our stock incentive plans, of which options to purchase up to 764,627 shares with a weighted average exercise price of $12.14 were outstanding as of December 31, 1998. Also excludes 81,913 shares of common stock reserved for issuance upon exercise of outstanding warrants (the "1998 Warrants") with an exercise price of $13.00 per share. See "Management--Compensation Committee Interlocks and Insider Participation." Also excludes up to 1,000,000 shares of common stock which are the subject of a registration statement on file with the Securities and Exchange Commission and which we expect to issue in connection with business acquisitions. See "Shares Eligible for Future Sale." We have signed a letter of intent to acquire Bison Valve, L.L.C. which contemplates the issuance of a portion of these shares. See "Business--Business Strategy" and "Management--Compensation Committee Interlocks and Insider Participation." Assumes that the underwriters' over-allotment option is not exercised. If the underwriters' over-allotment option is exercised in full, we will issue an additional 300,000 shares.

                   COMPANY BACKGROUND AND CONTACT INFORMATION

     Our business was incorporated in North Carolina on March 24, 1994 and reincorporated in Delaware on December 16, 1994. We have two wholly-owned subsidiaries, Rhino Services, L.L.C., a Delaware limited liability company ("Rhino Services"), and CPD Associates, Inc., a North Carolina corporation ("CPD"). Rhino Services offers centralized purchasing services to our distributors. CPD was formed to hold our intangible assets. In May 1998, we consummated our initial public offering of 3,105,000 shares (including the over-allotment option) at an offering price of $13.00 per share.

     Our principal executive offices are at 104 Cambridge Plaza Drive, Winston-Salem, North Carolina 27104 and our telephone number is (336) 659-6900.

                   SUMMARY CONSOLIDATED FINANCIAL INFORMATION

                               FISCAL YEAR ENDED           THREE MONTHS ENDED
                           ----------------------------  -----------------------
                           JULY 28,  JULY 31,  JULY 31,  OCTOBER 31, OCTOBER 31,
                             1996      1997      1998       1997        1998
                           --------  --------  --------  ----------- -----------
                                                               (UNAUDITED)
                            (IN THOUSANDS, EXCEPT PER SHARE DATA AND RETAIL
                                            LOCATIONS DATA)
CONSOLIDATED STATEMENT OF
 OPERATIONS DATA:
  Net sales..............  $  8,216  $ 14,211  $ 27,372   $  4,140     $9,222
  Gross profit...........       316     2,567     6,847        985      2,440
  Income (loss) from
   operations (1)........    (6,130)   (4,105)     (896)      (957)       384
  Net income (loss) (1)..  $ (7,431) $ (5,584) $ (2,369)  $ (1,340)    $  422
  Income (loss)
   applicable to common
   stockholders (2)......  $ (8,067) $ (6,271) $ (2,965)  $ (1,447)    $  422
  Earnings (loss) per
   common share:
    Basic and diluted ...  $  (4.96) $  (3.74) $  (1.01)  $  (0.81)    $ 0.05
    Pro forma diluted....  $  (1.72) $  (1.27) $  (0.47)  $  (0.30)    $ 0.05
  Weighted average shares
   used in computing
   earnings (loss) per
   common share:
    Basic................     1,628     1,678     2,945      1,779      7,631
    Diluted (3)..........     1,628     1,678     2,945      1,779      7,719
    Pro forma diluted
     (4).................     4,313     4,406     5,077      4,464      7,719
SELECTED OPERATING DATA:
  Retail locations (at
   period end)...........     2,981     4,400     9,500      5,228     12,000
  Cylinder transactions..       769     1,239     2,201        375        705
CONSOLIDATED BALANCE
 SHEET DATA:
  Cash and cash
   equivalents ..........  $  1,126  $    325  $  5,908   $    313     $4,122
  Working capital........     1,580       737    11,689       (715)     8,387
  Total assets...........    11,897     9,974    30,577      8,555     29,476
  Long-term obligations,
   less current
   maturities............    14,174    16,110       260     19,448        283
  Total stockholders'
   equity (deficit)......   (13,217)  (18,488)   24,923    (10,893)    25,419

-------

(1) Includes nonrecurring charges of $1,363 for fiscal 1996, $970 for fiscal 1997, $563 for fiscal 1998, $281 for the three months ended October 31, 1997 and $0 for the three months ended October 31, 1998. See Note 11 of Notes to Consolidated Financial Statements.
(2) Equals net income (loss) less dividends on our redeemable Series A Convertible Participating Preferred Stock ("Old Preferred Stock") of $636 for fiscal 1996, $687 for fiscal 1997, $596 for fiscal 1998, $107 for the three months ended October 31, 1997 and $0 for the three months ended October 31, 1998.
(3) For fiscal years 1996, 1997 and 1998 and for the three months ended October 31, 1997, the weighted average number of shares outstanding excludes the effect of the exercise of all outstanding stock options and warrants and the conversion of the Old Preferred Stock into shares of common stock because such exercise or conversion would be anti-dilutive.
(4) The unaudited pro forma share information assumes that the following (which did not occur until our recapitalization was effected in connection with our May 1998 initial public offering) had been effected as of the beginning of the first year presented: the conversion of all outstanding shares of Old Preferred Stock into common stock, the conversion of the accrued and unpaid dividends on outstanding Old Preferred Stock into common stock and the exercise of all outstanding warrants (other than the 1998 Warrants). No shares of preferred stock are currently outstanding.

                                  RISK FACTORS

      Investing in the common stock will provide you with an equity ownership interest in Blue Rhino. As a Blue Rhino stockholder, you may be subject to risks inherent in our business. The performance of your shares will reflect the performance of our business relative to, among other things, competition and general economic, market and industry conditions. The value of your investment may increase or decline and could result in a loss. You should carefully consider the following factors as well as other information contained in this prospectus before deciding to invest in shares of our common stock.

UNCERTAINTY OF CONTINUED RAPID GROWTH

      We are a young company that has experienced a very high growth rate. In order to continue to grow, we must be able to:

    .  Find productive new retail locations

    .  Demonstrate to consumers the benefits of cylinder exchange

    . Maintain relationships with distributors who are able to expand our business and achieve our quality and service standards

    . Refine and maintain a corporate infrastructure sufficient to support growth

    .  Secure capital to fund growth

    . Identify and consummate acquisitions of retail accounts from existing cylinder exchange providers

Even if we successfully implement our growth strategy, we may not be able to sustain our recent growth rates.

ABILITY OF DISTRIBUTORS AND MANAGEMENT TO MANAGE GROWTH IN SALES AND NUMBER OF RETAIL LOCATIONS

      The number of retail locations offering Blue Rhino cylinder exchange and our corresponding sales have grown significantly over the past several years along with the creation of our independent distributor network. As of July 31, 1995, we had 1,608 retail exchange locations, substantially all of which were in the South/Southeast region of the United States and no independent distributor network. As of October 31, 1998, we had 53 independent distributors servicing in excess of 12,000 retail locations in 47 states and Puerto Rico. To successfully grow, our distributors must be able to adequately service an increasing number of retail accounts. Due to our recent growth, certain distributors have experienced service problems, particularly during peak demand periods such as holiday weekends. This growth also requires our executive officers, who have only limited prior experience managing a public company, to skillfully manage Blue Rhino and our retailer and distributor relationships. If we fail to effectively manage our growth, our business may suffer.

LACK OF CONTRACTUAL RELATIONSHIPS WITH RETAILERS

      None of our significant retail accounts are contractually bound to offer Blue Rhino cylinder exchange. Therefore, those retailers can discontinue Blue Rhino cylinder exchange at any time and offer a competitor's cylinder exchange or no cylinder exchange program at all. Continued relations with a retailer depend upon various factors, including customer service, consumer demand, competition and cost. In addition, certain of our retailers may have multiple vendor policies and, therefore, seek to offer a competitor's cylinder exchange program at new or existing locations. If any significant retailer terminates, reduces or is unwilling to expand its relationship with us, our business may suffer. See "--Volatile Product; Potential Product Liability."

CONCENTRATION OF REVENUES WITH A LIMITED NUMBER OF RETAILERS

      We depend upon our relationships with a limited number of major retailers for a significant portion of our net sales. Home Depot represented approximately 26% of our fiscal 1998 net sales and approximately 25% of our net sales for the three months ended October 31, 1998. Lowe's and WalMart each represented approximately 16% and 13% of our net sales for the same periods. Our failure to maintain or expand relationships with any of these retailers or a significant business downturn at any of these retailers could negatively impact our business.

DEPENDENCE ON DISTRIBUTOR RELATIONSHIPS

      We rely exclusively on independent distributors to deliver our products to retailers. Our success will depend on our ability to maintain existing distributor relationships and on the distributors' ability to set up and adequately service an expanding base of retail accounts. We exercise only limited influence over the resources that our independent distributors devote to cylinder exchange. We could suffer a loss of consumer or retailer goodwill if our distributors do not adhere to our quality control and service guidelines or fail to ensure an adequate and timely supply of cylinders at retail locations. Problems a national retailer may have with one distributor could result in the loss of other locations of that retailer serviced by one or more of our other distributors. If any major distributor were to discontinue servicing one or more retailers or terminate its distribution agreement, our business may suffer. See "Business--Distributor Network."

DEPENDENCE ON CONSUMER ACCEPTANCE OF CYLINDER EXCHANGE

      We derive substantially all of our revenues from cylinder exchange, a relatively new retailing concept for consumers and retailers. According to the BIA study, 79% of the consumers who use propane grills refill rather than exchange their cylinders. Our success will depend in large part on our ability to successfully encourage consumers to switch from traditional refilling methods to cylinder exchange and encourage retailers to offer cylinder exchange.

SEASONAL AND QUARTERLY FLUCTUATIONS IN OUR BUSINESS

      Our quarterly operating results fluctuate significantly primarily because consumers grill most frequently in the spring and summer, especially in colder regions of the United States. As a result, we earn most of our revenue during our third and fourth quarters ended April 30 and July 31. In addition, as of October 31, 1998, approximately 41% of our retail locations were in the South/Southeast region, and during the twelve months ended October 31, 1998 we derived approximately 47% of our revenues from this region. Sustained periods of poor weather, particularly during the spring and summer or in the South/Southeast region, can negatively impact our net sales and gross margin. Our timing and rate of establishing new retail locations and expenses incurred in anticipation of increased sales also may cause quarterly fluctuations in our results of operations. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that we may achieve for a full fiscal year or any future quarter. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Selected Quarterly Results of Operations."

CONCENTRATION OF RETAIL LOCATIONS WITH A LIMITED NUMBER OF DISTRIBUTORS

      As of October 31, 1998, six distributors serviced approximately 35% of our retail locations. Sales by these key distributors resulted in approximately 47% of our net sales for the twelve months ended October 31, 1998. The five distributors owned by Platinum Propane Holding, L.L.C. ("Platinum Propane") accounted for approximately 37% of our net sales for the twelve months ended October 31, 1998. Ceramic Industries, Inc. accounted for approximately 10% of our net sales for the twelve months ended October 31, 1998. A disruption in service by one or more of these distributors may cause our business to suffer.

POTENTIAL CONFLICTS OF INTEREST IN ENFORCING REMEDIES AGAINST OUR AFFILIATES

      Billy D. Prim, our Chairman, President and Chief Executive Officer, and Andrew J. Filipowski, our Vice Chairman, indirectly own in the aggregate approximately 40% of Platinum Propane whose five distributors collectively serve more locations and collectively have had higher net sales than any of our other distributors. In addition, Messrs. Prim and Filipowski own in the aggregate approximately 45% of each of Caribou Cylinder Exchange, L.L.C. ("Caribou Propane"), Javelina Cylinder Exchange, L.L.C. ("Javelina Propane") and Raven Propane, L.L.C. ("Raven Propane"), three of our distributors. Messrs. Prim and Filipowski, along with Craig J. Duchossois, one of our directors, and Peer Pedersen, one of our stockholders and a partner in Pedersen & Houpt, our legal counsel, own USA Leasing, L.L.C. ("USA Leasing"), an entity which leases grill cylinders to our distributors. We have guaranteed 80% of USA Leasing's obligations under a $13.0 million credit facility and in return have received a subordinated security interest in USA Leasing's assets. We believe that the foregoing transactions with directors, officers, stockholders and other affiliates were completed on terms as favorable to us as could have been obtained from unaffiliated third parties. If any of Platinum Propane, Caribou Propane, Javelina Propane or Raven Propane fail to meet performance goals, or USA Leasing defaults on its indebtedness, the cross-ownership of these entities and Blue Rhino could reduce our incentive to terminate distribution agreements, enforce security agreements or subrogation rights or take other actions. See "Business--Distributor Network--Dedicated Distributors," "Management--Compensation Committee Interlocks and Insider Participation" and "Certain Transactions."

VARYING LOCAL PERMITTING PROCESSES AFFECTING RETAIL LOCATIONS

      Local ordinances, which vary from jurisdiction to jurisdiction, generally require retailers to obtain permits to store and sell propane cylinders. These ordinances influence retailers' acceptance of cylinder exchange, distribution methods, cylinder packaging and storage. The ability and time required to obtain permits varies by jurisdiction. Delays in obtaining permits have from time to time significantly delayed the installation of new retail locations. Some jurisdictions have refused to issue the necessary permits and thereby have prevented a limited number of installations. Certain jurisdictions may also impose additional restrictions on our ability to market and our distributors' ability to maintain the cylinder exchange program. Revisions to these regulations or violations of current or future regulations by us or our distributors may cause our business to suffer. See "Business--Governmental Regulation."

COMPETITION IN GRILL CYLINDER REFILLING INDUSTRY

      The grill cylinder refilling industry is highly fragmented and competitive. Competition in our industry is based primarily upon convenience, quality of product, service, historical relationships, perceived safety and price. The BIA study states that 79% of the consumers who use propane grills refill rather than exchange their cylinders. Accordingly, our primary competition comes from the approximately 20,000 bulk refilling stations owned and operated by propane dealers, as well as certain rental outlets, recreational vehicle centers and hardware stores. Major propane providers, such as AmeriGas Propane Partners, L.P., Cornerstone Propane Partners, L.P., Ferrellgas Propane Partners, L.P., Heritage Propane Partners, L.P. and Suburban Propane Partners, L.P., could establish new or expand their existing cylinder exchange businesses nationally. These major propane providers have greater resources than we do and may be able to undertake more extensive marketing campaigns and adopt more aggressive pricing policies than we can. We also compete with numerous regional cylinder exchange providers, which typically have operations in a few states, and with local cylinder exchange providers. If these competitors expand their cylinder exchange programs or new competitors enter the market or grow to compete with us on a national scale, our market share and gross margins could decrease.

VOLATILE PRODUCT; POTENTIAL PRODUCT LIABILITY

      Propane is a gas which, if exposed to flame or high pressure, may ignite or explode, potentially causing significant property damage and/or bodily harm. Accidents may occur during the refurbishing, refilling, transport, storage, exchange, use or disposal of cylinders and other Blue Rhino products. Because the Blue Rhino name and logo are prominently displayed on all cylinders, cylinder displays and other Blue Rhino products, such as patio heaters, we could be subjected to damage claims. In the event of an accident, we could incur substantial expense, receive adverse publicity and/or suffer a loss of sales. A grill cylinder-related accident involving personal injury could result in product liability actions against us or our distributors and could affect the willingness of retailers to offer or consumers to use cylinder exchange. Adverse publicity relating to any such incident could also affect our reputation and the perceived benefits of cylinder exchange. Furthermore, there can be no assurance that insurance will provide sufficient coverage in any particular case or that we or our distributors will be able to continue to obtain insurance coverage at acceptable levels and cost.

PRODUCT RECALLS AND PRIOR ACCIDENTS AFFECTING BLUE RHINO

      Prior to May 1996, we operated a propane refilling facility in Booneville, North Carolina. In July 1995, an explosion resulting in significant structural damage to the plant occurred at this facility when a filled cylinder fell from a conveyor belt, began to leak and subsequently ignited. In September 1997, a fire occurred at one of our distributor's cylinder refurbishing facility when a cylinder was left unattended on a sleeve application machine and caught fire. In August 1997, Rotorix, Inc., the distributor of Ceodux cylinder valves, issued a recall of Ceodux valves placed on Worthington cylinders after July 16, 1997. We instructed our distributors to inventory the cylinders at their plants and retail locations and remove any cylinders with the recalled valves. However, we cannot be sure that all recalled valves have been removed from circulation.

REGULATION OF PROPANE

      Federal, state and local authorities regulate the transportation, handling, storage and sale of propane in order to protect consumers, employees, property and the environment. The handling of propane in most regions of the United States is governed by guidelines published by the National Fire Protection Association in Pamphlets 54 and 58. These guidelines require that all cylinders produced or recertified after September 30, 1998 and all grill cylinders refilled after April 2002 must be fitted with an overfill prevention device valve. Failure of our distributors to comply with these regulations could subject us to potential governmental action for violation of such regulations which could result in fines, penalties and/or injunctions. See "Business--Governmental Regulation."

BLUE RHINO'S DEPENDENCE ON MANAGEMENT INFORMATION SYSTEMS

      We depend on our management information systems ("MIS") to process orders, manage inventory and accounts receivable, maintain distributor and customer information, maintain cost-efficient operations and assist distributors in delivering products on a timely basis. In addition, our staff of four MIS professionals relies heavily on the support of Information Management System Services ("IMSS"), a division of R. J. Reynolds Tobacco Company. Any disruption in the operation of our MIS, the loss of employees knowledgeable about such systems, the termination of our relationship with IMSS or our failure to continue to effectively modify such systems as our business expands could negatively affect our business. See "Business--Management Information Systems."

POTENTIAL NEGATIVE EFFECT OF OUR FAILURE TO ACHIEVE YEAR 2000 COMPLIANCE

      Certain of our MIS use two digit data fields which recognize dates using the assumption that the first two digits are "19" (i.e., the number 00 is recognized as the year 1900 rather than the year 2000). Therefore, our date critical functions relating to the Year 2000 and beyond, such as sales, distribution, inventory control and financial systems, may be negatively affected unless we make changes to these computer systems. We expect that upgrades to our MIS with respect to the Year 2000 issue will require capital expenditures of approximately $35,000. In addition, the failure of parties with whom we have a material relationship to achieve Year 2000 compliance could cause an interruption in our business. It is still uncertain whether we can resolve these issues in a cost-effective or timely manner or whether we will incur significantly greater expense in resolving these issues. See "Management's Discussion and Analysis of Financial Conditions and Results of Operations--Year 2000 Compliance."

BLUE RHINO'S DEPENDENCE ON TRADEMARKS, PROPRIETARY INFORMATION AND COPYRIGHTS

      We consider our trademarks, particularly the Blue Rhino logo, including the name, and the design of our product packaging, to be valuable to our business and the establishment of our national branded cylinder exchange program. We rely on a combination of copyright and trademark laws and other arrangements to protect our proprietary rights and could incur substantial expense to enforce our rights under copyright or trademark laws. The requirement to change any of our trademarks, service marks or trade name could entail significant expense, result in the loss of any goodwill associated with that trademark, service mark or trade name, and impact our ability to apply for copyrights and additional trademarks in the future.

UNPREDICTABLE PROPANE SUPPLIES AND COSTS

      Our distributors purchase propane from natural gas providers and oil refineries which produce propane as a by-product of the refining process. The supply and price of propane fluctuates depending upon underlying natural gas and oil prices and the ability of suppliers to deliver propane. A substantial increase in propane prices could lead to decreased profit margins for distributors and could impact their ability or desire to service our retail accounts.

BLUE RHINO'S DEPENDENCE ON SUPPLIERS

      To adequately service our retail accounts, our distributors need a sufficient supply of cylinders and valves. There are only two major cylinder suppliers and only five major valve suppliers in the U.S. market. The implementation of National Fire Protection Association guidelines requiring the introduction of valves with overfill prevention devices and growth in propane grill sales and use could increase demand for cylinders and valves. If the distributors were unable to obtain sufficient quantities of cylinders or valves, delays or reductions in cylinder availability could occur which may cause our business to suffer.

MANAGEMENT'S SUBSTANTIAL OWNERSHIP OF BLUE RHINO

      As of November 30, 1998, current executive officers, directors and entities controlled by them beneficially owned, in the aggregate, approximately 42.1% and, adjusted for the shares offered by us in this offering would have owned, in the aggregate, approximately 33.5% of our outstanding common stock. As a result, they can exert considerable voting control in connection with matters requiring stockholder approval, including election of directors and approval of significant corporate transactions, provided that they vote together on such matters, and may have the effect of delaying or preventing a change in control of Blue Rhino or impeding or precluding transactions in which stockholders might otherwise receive a premium for their shares over then current market prices.

FUTURE SALES OF SHARES MAY NEGATIVELY AFFECT MARKET PRICE

      After this offering, 9,645,742 shares of common stock will be outstanding (assuming the over-allotment option is not exercised). Of these shares, approximately 6,505,000 shares will be freely tradeable without restriction under the Securities Act or pursuant to Rule 144(k) under the Securities Act, except for any such shares acquired by one of our "affiliates" as defined in Rule 144. The remaining 3,140,742 shares then outstanding (which includes 3,068,787 shares beneficially owned by our directors and officers) may be resold only in compliance with the registration provisions of the Securities Act or an exemption therefrom, including the resale provisions of Rule 144. In connection with this offering our directors and officers and certain of our stockholders have agreed, with respect to approximately 3,364,000 shares, not to sell such shares for a period of 120 days after the date of this prospectus without the consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated. Upon expiration or waiver of such lock-up agreements, all such shares will be eligible for sale in the public market, subject to compliance with the volume limitations and other restrictions of Rule 144. In addition, options and warrants to purchase a total of 846,540 shares of common stock will be outstanding after this offering. See "Management--1994 Stock Incentive Plan," "--1998 Stock Incentive Plan," "--Director Option Plan" and "--Distributor Option Plan." Holders of approximately 2,400,000 shares of common stock may under certain circumstances require us to register their shares under the Securities Act at our expense. None of the holders of these shares have elected to register their shares in connection with this offering. Furthermore, we have filed a registration statement under the Securities Act to register an additional 1,000,000 shares of our common stock. These shares may be issued from time to time in connection with the acquisition of businesses. We have signed a letter of intent to acquire Bison Valve, L.L.C. which contemplates the issuance of a portion of these shares. See "Business--Business Strategy" and "Management--Compensation Committee Interlocks and Insider Participation." The sale of a substantial number of shares, whether pursuant to a subsequent public offering, the exercise of registration rights, through private resales under Rule 144, or otherwise, or the perception that such sales could occur, could negatively affect the market price of the common stock and could materially impair our future ability to raise capital through an offering of equity securities. See "Shares Eligible for Future Sale."

                                USE OF PROCEEDS

      We estimate that our net proceeds from the sale of the 2,000,000 shares of common stock offered by us will be $41.3 million (after deducting the underwriting discount and estimated offering expenses) based upon an assumed public offering price of $22.25 per share. We intend to use the net proceeds from this offering primarily to acquire cylinder exchange providers and accounts, provide working capital, fund general corporate purposes and develop and introduce new products and services. During the twelve months ended October 31, 1998, we acquired approximately 4,200 retail locations in 20 transactions for approximately $8.8 million. Pending such uses for the proceeds of this offering, we intend to invest the proceeds in short term investment grade, interest bearing securities. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Business--Business Strategy--Pursue Strategic Account Acquisitions."

                          PRICE RANGE OF COMMON STOCK

      Our common stock is traded on The Nasdaq Stock Market under the symbol "RINO." The following table sets forth, for the quarters indicated, the range of high and low sale prices for the common stock on The Nasdaq Stock Market. Trading of the common stock commenced on May 19, 1998. On December 31, 1998, the last reported sale price of the common stock on The Nasdaq Stock Market was $22.25 per share. We estimate there were approximately 147 record holders of our common stock as of November 6, 1998.

                                                            PRICE RANGE OF
                                                             COMMON STOCK
                                                            ------------------
                                                            HIGH        LOW
                                                            -----     --------
      FISCAL YEAR ENDED JULY 31, 1998
        Fourth Quarter (from May 19, 1998).................  $ 21      $13 1/4
      FISCAL YEAR ENDING JULY 31, 1999
        First Quarter......................................  $ 16      $ 7
        Second Quarter (through December 31, 1998).........  $24 1/8   $12 1/4

                                DIVIDEND POLICY

      We have never declared or paid any cash dividends on shares of our common stock. We currently intend to retain any earnings for future growth and, therefore, do not anticipate paying any cash dividends in the foreseeable future. Our board of directors will decide if any cash dividends will be paid in the future. Any future financing agreements we may enter into could also contain prohibitions on the payment of cash dividends.

                                 CAPITALIZATION

      The following table sets forth our capitalization as of October 31, 1998
(i) on an actual basis and (ii) on an as adjusted basis to reflect our issuance of the shares in this offering at an assumed offering price of $22.25 per share and the application of the estimated net proceeds therefrom. See "Use of Proceeds." This table should be read in conjunction with our Consolidated Financial Statements and the Notes thereto included in this prospectus.

                                                        OCTOBER 31, 1998
                                                   -----------------------------
                                                     ACTUAL       AS ADJUSTED
                                                   ------------  ---------------
                                                   (UNAUDITED, IN THOUSANDS)
Short-term obligations............................ $        805   $        805
                                                   ------------   ------------
Long-term obligations, less current maturities.... $        283   $        283
                                                   ------------   ------------
Stockholders' equity:
  Common Stock, par value $0.001, 100,000,000
   shares authorized; 7,630,873 shares issued and
   outstanding (actual); and 9,630,873 shares
   issued and outstanding (as adjusted)(1)........            8             10
  Additional paid-in capital......................       46,320         87,660
  Accumulated deficit.............................      (20,909)       (20,909)
                                                   ------------   ------------
    Total stockholders' equity....................       25,419         66,761
                                                   ------------   ------------
    Total capitalization.......................... $     26,507   $     67,849
                                                   ============   ============

--------

(1) Excludes: (a) 81,913 shares of common stock reserved for issuance upon exercise of the 1998 Warrants, (b) 982,609 shares of common stock reserved for issuance upon the exercise of options under the 1994 Stock Incentive Plan, 1998 Stock Incentive Plan, Amended and Restated Stock Option Plan for Non-employee Directors and Distributor Stock Option Plan as of October 31, 1998, of which options to purchase up to 694,796 shares were outstanding,
    (c) 14,869 shares issued pursuant to the exercise of options after October 31, 1998 through December 31, 1998, (d) 900,000 shares of common stock reserved for issuance upon the exercise of additional options authorized under the 1998 Stock Incentive Plan on December 22, 1998, and (e) 1,000,000 shares which are the subject of a registration statement on file with the Securities and Exchange Commission and which we expect to issue in connection with business acquisitions. We have signed a letter of intent to acquire Bison Valve, L.L.C. which contemplates the issuance of a portion of these shares. See "Business--Business Strategy," "Description of Capital Stock," "Management--1994 Stock Incentive Plan," "--1998 Stock Incentive Plan," "--Director Option Plan," "--Distributor Option Plan," "-- Compensation Committee Interlocks and Insider Participation" and Note 13 of Notes to Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

     You should read the following selected consolidated financial data in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our Consolidated Financial Statements, including the Notes thereto, appearing elsewhere in this prospectus. We derived the selected consolidated financial data for the fiscal years ended July 28, 1996, July 31, 1997 and July 31, 1998 from our Consolidated Financial Statements included elsewhere in this prospectus that have been audited by PricewaterhouseCoopers LLP, independent accountants. We derived the selected consolidated financial data as of and for the fiscal year ended July 31, 1995 from our consolidated financial statements not included in this prospectus that have been audited by PricewaterhouseCoopers LLP, independent accountants. We derived the selected combined financial data for the thirteen months ended July 31, 1994 and the selected consolidated financial data for the three months ended October 31, 1997 and 1998 from our unaudited financial statements which, in the opinion of our management, reflect all adjustments, including normal recurring adjustments, that we consider necessary for a fair presentation of the combined and consolidated financial position and results of operations for these periods. The operating results for the periods presented are not necessarily indicative of the results to be expected for any other interim period or any other future fiscal year.

                          THIRTEEN-MONTH          FISCAL YEAR ENDED                THREE MONTHS ENDED
                           PERIOD ENDED  --------------------------------------  -----------------------
                             JULY 31,    JULY 31,  JULY 28,  JULY 31,  JULY 31,  OCTOBER 31, OCTOBER 31,
                               1994        1995      1996      1997      1998       1997        1998
                          -------------- --------  --------  --------  --------  ----------- -----------
                           (UNAUDITED)                                                 (UNAUDITED)
                                  (IN THOUSANDS, EXCEPT PER SHARE AND RETAIL LOCATIONS DATA)
CONSOLIDATED STATEMENT
 OF OPERATIONS DATA:
Net sales--
 distributors...........      $ --       $   --    $  2,386  $ 13,060  $27,372    $  4,140     $ 9,222
Net sales--direct.......        449        2,728      5,830     1,151      --          --          --
                              -----      -------   --------  --------  -------    --------     -------
 Total net sales........        449        2,728      8,216    14,211   27,372       4,140       9,222
                              -----      -------   --------  --------  -------    --------     -------
Cost of sales--
 distributors...........        --           --       1,811     9,873   20,525       3,155       6,782
Cost of sales--direct...        185        3,523      6,089     1,771      --          --          --
                              -----      -------   --------  --------  -------    --------     -------
 Total cost of sales....        185        3,523      7,900    11,644   20,525       3,155       6,782
                              -----      -------   --------  --------  -------    --------     -------
Gross profit (loss).....        264         (795)       316     2,567    6,847         985       2,440
                              -----      -------   --------  --------  -------    --------     -------
Operating expenses
 (income):
 Sales and marketing....        --           532      1,112     1,950    2,392         564         669
 General and
  administrative........        602        2,787      3,192     3,022    3,591         844       1,104
 Lease income, net......        --           --         (89)     (143)     (81)          8        (212)
 Depreciation and
  amortization..........         28          284        868       873    1,278         245         495
 Nonrecurring charges
  (1)...................        --           --       1,363       970      563         281         --
                              -----      -------   --------  --------  -------    --------     -------
 Total operating
  expenses, net.........        630        3,603      6,446     6,672    7,743       1,942       2,056
                              -----      -------   --------  --------  -------    --------     -------
Income (loss) from
 operations.............       (366)      (4,398)    (6,130)   (4,105)    (896)       (958)        384
Other expense (income):
 Interest expense.......          5          287      1,469     1,665    1,707         434          32
 Other income, net......         (2)         (25)      (168)     (186)    (234)        (51)        (70)
                              -----      -------   --------  --------  -------    --------     -------
 Net income (loss)......      $(369)     $(4,660)  $ (7,431) $ (5,584) $(2,369)   $ (1,340)    $   422
                              =====      =======   ========  ========  =======    ========     =======
 Income (loss)
  applicable to common
  stockholders (2)......      $(369)     $(5,055)  $ (8,067) $ (6,271) $(2,965)   $ (1,447)    $   422
                              =====      =======   ========  ========  =======    ========     =======
Earnings (loss) per
 common share:
 Basic and diluted......      $ --       $ (3.09)  $  (4.96) $  (3.74) $ (1.01)   $  (0.81)    $  0.05
                              =====      =======   ========  ========  =======    ========     =======
 Pro forma diluted......      $ --       $ (1.08)  $  (1.72) $  (1.27) $ (0.47)   $  (0.30)    $  0.05
                              =====      =======   ========  ========  =======    ========     =======
Weighted average common
 shares used in
 computing earnings
 (loss) per common
 share:
 Basic..................        --         1,638      1,628     1,678    2,945       1,779       7,631
                              =====      =======   ========  ========  =======    ========     =======
 Diluted (3)............        --         1,638      1,628     1,678    2,945       1,779       7,719
                              =====      =======   ========  ========  =======    ========     =======
 Pro forma diluted (4)..        --         4,303      4,313     4,406    5,077       4,464       7,719
                              =====      =======   ========  ========  =======    ========     =======
SELECTED OPERATING DATA:
Retail locations (at
 period end)............        331        1,608      2,981     4,400    9,500       5,228      12,000
Cylinder transactions...        --           306        769     1,239    2,201         375         705
CONSOLIDATED BALANCE
 SHEET DATA:
Cash and cash
 equivalents............      $ 150      $   209   $  1,126  $    325  $ 5,908    $    313     $ 4,122
Working capital.........        109       (3,264)     1,580       737   11,689        (715)      8,387
Total assets............        631       10,424     11,897     9,974   30,577       8,555      29,476
Long-term obligations,
 less current
 maturities.............        518        1,361     14,174    16,110      260      19,448         283
 Total stockholders'
  equity (deficit)......       (179)      (5,149)   (13,217)  (18,488)  24,923     (10,893)     25,419

-------
(1) See Note 11 of Notes to Consolidated Financial Statements for an explanation of the nonrecurring charges.
(2) Equals net income (loss) less dividends on our redeemable Old Preferred Stock of $395 for fiscal 1995, $636 for fiscal 1996, $687 for fiscal 1997, $596 for fiscal 1998, $107 for the three months ended October 31, 1997 and $0 for the three months ended October 31, 1998.
(3) For fiscal years 1996, 1997 and 1998 and for the three months ended October 31, 1997, the weighted average number of shares outstanding excludes the effect of the exercise of all outstanding stock options and warrants and the conversion of the Old Preferred Stock into shares of common stock because such exercise or conversion would be anti-dilutive.
(4) The unaudited pro forma share information assumes that the following (which did not occur until our recapitalization was effected in connection with our May 1998 initial public offering) had been effected as of the beginning of the first year presented: the conversion of all outstanding shares of Old Preferred Stock into common stock, the conversion of the accrued and unpaid dividends on outstanding Old Preferred Stock into common stock and the exercise of all outstanding warrants (other than the 1998 Warrants). No shares of preferred stock are currently outstanding.

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS

      The following discussion and analysis should be read in conjunction with "Selected Consolidated Financial Data" and our Consolidated Financial Statements and Notes thereto included elsewhere in this prospectus. Unless otherwise indicated, all references to fiscal years in this section of the prospectus refer to the Company's fiscal years, which ran as follows: from August 1, 1995 through July 28, 1996, July 29, 1996 through July 31, 1997 and August 1, 1997 through July 31, 1998. See "Forward-Looking Statements" and "Risk Factors."

OVERVIEW

      Blue Rhino was founded in March 1994 and has become the leading national provider of grill cylinder exchange in the United States offering consumers a convenient means to obtain propane for their barbecue grills. We originally focused on serving markets in the Southeastern United States and have since developed a network of 53 independent distributors which, as of October 31, 1998, serviced Blue Rhino grill cylinder exchange at over 12,000 retail locations in 47 states and Puerto Rico. During the twelve months ended October 31, 1998, our net sales increased approximately 105% from our net sales for the preceding twelve months to approximately $32.4 million primarily as a result of the growth of sales at existing locations and the addition of over 6,700 new retail locations.

      Since formation, we have focused on creating an infrastructure to support our nationwide cylinder exchange program. Initially, we developed a vertically integrated operation, purchasing and leasing grill cylinders, cylinder displays, filling sites, refurbishing equipment and delivery vehicles while at the same time developing a sales, marketing and management information systems ("MIS") infrastructure. In March 1996, we began to transition from a vertically integrated business model to an independent distributor business model in order to accelerate the development and implementation of our cylinder exchange program in a more capital efficient manner. At that time, we began to dispose of distribution assets and to enter into exclusive agreements with independent distributors to refurbish and refill cylinders and service our retail accounts. We believe that as a result of this transition, we have been able to significantly accelerate the growth of our nationwide service. We expect to focus future capital expenditures on cylinder displays and continued enhancement of our MIS. We completed our transition to an independent distributor business model in the third quarter of fiscal 1997 although we incurred some expenses related to the prior business model in fiscal 1998.

      We currently offer three types of grill cylinder transactions: (i) like-for-like cylinder exchanges; (ii) cylinder exchanges with valve upgrades offering additional safety features; and (iii) filled cylinder sales. Our net sales from cylinder exchanges, cylinder upgrades and cylinder sales comprised approximately 81%, 10% and 9%, respectively, of our net sales for fiscal 1998 and 82%, 11% and 7%, respectively, of our net sales for the three months ended October 31, 1998. Our suggested retail prices for cylinder exchanges, cylinder upgrades and cylinder sales are currently $14.99, $24.99 and $39.99, respectively, although the actual prices for these transactions may vary from retailer to retailer. We recognize sales at the time our distributors make a delivery at a retail location. We invoice retailers, receive payment and remit a fixed portion of this payment to our distributors for their services. Our sales growth depends on increasing sales at existing locations and increasing the number of new retail locations that we serve. Other factors which influence our sales include seasonality, consumer awareness, weather conditions, new grill sales, alternative uses for grill cylinders, promotional activities and advertising.

      Our cost of sales is primarily comprised of a contractually determined fixed charge which we pay to distributors based upon the type of cylinder transaction. Beginning in May 1998, our cost of sales has included a non-cash charge associated with options granted under our Distributor Stock Option Plan ("Distributor Option Plan"). Based upon prior grants of options under the Distributor Option Plan, we estimate that we will incur annual non-cash charges of approximately $300,000 through fiscal 2002 related to these prior grants. Additional grants of options under the Distributor Option Plan would result in additional non-cash charges. Sales and marketing expenses are primarily comprised of compensation, commission, promotional and travel costs. General and administrative expenses are primarily comprised of compensation, professional fees, office and equipment rent and travel costs. Beginning in the second quarter of fiscal 1999, our general and administrative expenses will include a non-cash charge associated with options granted under our Amended and Restated Stock Option Plan for Non-employee Directors ("Director Option Plan"). Net lease income is comprised of rental revenue from cylinders, cylinder displays and certain plant facilities and equipment leased to distributors. Until May 1998, lease income was offset by rent expense we paid to lease the cylinder displays under an operating lease. In May 1998, we purchased all of the cylinder displays we previously leased under the operating lease. Depreciation and amortization consist primarily of depreciation of cylinder displays and, to a lesser extent, depreciation of equipment, building and leasehold improvements and computer technology and amortization of intangibles. Operating expenses also included nonrecurring charges of approximately $1.4 million, $1.0 million and $563,000 during fiscal 1996, fiscal 1997 and fiscal 1998, respectively, resulting from our transition from a vertically integrated business model to our present independent distributor business model. We did not incur any nonrecurring charges in the three months ended October 31, 1998 and we do not anticipate incurring any additional nonrecurring charges in connection with this transition.

      While we believe that we have created the infrastructure necessary to support a nationwide cylinder exchange program, development of this infrastructure has resulted in an accumulated deficit of approximately $20.9 million as of October 31, 1998. This has resulted in a net operating loss carryforward for federal income tax purposes of approximately $19.0 million which we can use to offset future taxable income, if any. Based on our history of operating losses, we have recorded a valuation allowance to the full extent of our net deferred tax assets.

RESULTS OF OPERATIONS

      The following table sets forth, for the periods indicated, the percentage relationship of certain items from our statement of operations to net sales. Due to the change in our business model and our rapid sales growth, any trends reflected by the following table may not be indicative of future results.

                                             PERCENTAGE OF NET SALES
                                      -------------------------------------------
                                                                       THREE
                                                                      MONTHS
                                                                       ENDED
                                          FISCAL YEAR ENDED         OCTOBER 31,
                                      ----------------------------  -------------
                                      JULY 28,  JULY 31,  JULY 31,
                                        1996      1997      1998    1997    1998
                                      --------  --------  --------  -----   -----
Net sales............................  100.0 %   100.0 %   100.0 %  100.0 % 100.0%
Cost of sales........................   96.2      81.9      75.0     76.2    73.5
                                       -----     -----     -----    -----   -----
Gross margin.........................    3.8      18.1      25.0     23.8    26.5
                                       -----     -----     -----    -----   -----
Operating expenses (income):
  Sales and marketing................   13.5      13.7       8.7     13.6     7.2
  General and administrative.........   38.9      21.3      13.2     20.4    12.0
  Lease income, net..................   (1.1)     (1.0)     (0.3)     0.2    (2.3)
  Depreciation and amortization......   10.6       6.1       4.7      5.9     5.4
  Nonrecurring charges...............   16.5       6.8       2.1      6.8     --
                                       -----     -----     -----    -----   -----
    Total operating expenses, net....   78.4      46.9      28.4     46.9    22.3
                                       -----     -----     -----    -----   -----
Income (loss) from operations........  (74.6)    (28.8)     (3.4)   (23.1)    4.2
Other expense (income):
  Interest expense...................   17.8      11.7       6.2     10.5     0.4
  Other income, net..................   (2.0)     (1.3)     (0.9)    (1.2)   (0.8)
                                       -----     -----     -----    -----   -----
    Net income (loss)................  (90.4)%   (39.2)%    (8.7)%  (32.4)%   4.6%
                                       =====     =====     =====    =====   =====
As a percentage of net sales:
  Net sales--distributors............   29.0 %    91.9 %   100.0 %  100.0 % 100.0%
  Net sales--direct..................   71.0 %     8.1 %     --  %    --  %   -- %
Gross margin:
  Gross margin of net sales--
   distributors......................   24.1 %    24.4 %    25.0 %   23.8 %  26.5%
  Gross margin of net sales--direct..   (4.4)%   (53.9)%     --  %    --  %   -- %

COMPARISON OF THREE MONTHS ENDED OCTOBER 31, 1997 AND 1998

      Net sales. Net sales increased 122.8% from approximately $4.1 million for the three months ended October 31, 1997 to approximately $9.2 million for the three months ended October 31, 1998. The increase in net sales was due primarily to the increase in the number of retail locations placed in service and increased sales volume at existing locations, with a corresponding increase in cylinder transactions during the period. The installed base of retail locations increased 130% from 5,228 locations at October 31, 1997 to approximately 12,000 locations at October 31, 1998. The number of cylinder transactions increased 88% from approximately 375,000 units in the three months ended October 31, 1997 to approximately 705,000 units in the three months ended October 31, 1998.

      Gross margin. Gross margin increased from 23.8% in the three months ended October 31, 1997 to 26.5% in the three months ended October 31, 1998. This improvement was primarily due to a price increase on all cylinder transactions which became effective in April 1998 and to a lesser extent due to a shift in sales to accounts with higher margins. A change in the transaction mix of exchanges, upgrades and sales also had a positive impact on gross margin.

      Sales and marketing expenses. Sales and marketing expenses increased 18.6% from approximately $564,000 in the three months ended October 31, 1997 to approximately $669,000 in the three months ended October 31, 1998, but decreased as a percentage of net sales from approximately 13.6% in the three months ended October 31, 1997 to approximately 7.2% in the three months ended October 31, 1998. The increase in sales and marketing expenses was due primarily to approximately $130,000 of additional compensation and travel related costs for additional sales persons offset by approximately $30,000 in reduced commissions to external sales representatives. This increase in our internal sales force converted a portion of our variable sales and marketing expenses to fixed costs. The decrease in sales and marketing expenses as a percentage of net sales was due primarily to the fact that a significant portion of the compensation of our sales and marketing staff is fixed and, as a result, sales and marketing expenses increased at a slower rate than net sales.

      General and administrative expenses. General and administrative expenses increased 30.8% from approximately $844,000 in the three months ended October 31, 1997 to approximately $1.1 million in the three months ended October 31, 1998, but decreased as a percentage of net sales from 20.4% in the three months ended October 31, 1997 to 12.0% in the three months ended October 31, 1998. The increase in general and administrative expenses was due primarily to additional compensation costs, incremental costs associated with being a public company, including investor relations and other professional fees, and, to a lesser extent, other variable operating costs. The decrease in general and administrative expenses as a percentage of net sales was due primarily to the fact that a significant portion of our general and administrative expenses are fixed and, as a result, general and administrative expenses increased at a slower rate than net sales.

      Lease income, net. Gross lease income increased from approximately $116,000 for the three months ended October 31, 1997 to approximately $212,000 for the three months ended October 31, 1998, while gross rent expense for the same periods decreased from approximately $124,000 to $0. The increase in lease income was due to the addition of new retail locations resulting in an increase in the number of cylinder displays leased to our distributors. The decrease in rent expense was a result of our purchase of cylinder displays previously leased under an operating lease facility.

      Depreciation and amortization. Depreciation and amortization increased from approximately $245,000 in the three months ended October 31, 1997 to approximately $495,000 in the three months ended October 31, 1998. Depreciation expense increased by approximately $177,000 from approximately $225,000 in the three months ended October 31, 1997 to approximately $402,000 in the three months ended October 31, 1998 primarily due to the increase in the number of cylinder displays. This increase was due to our purchase of cylinder displays which we previously leased under an operating lease facility and our ongoing purchase of additional cylinder displays to support growth in our installed base of retail locations. Our purchase of computer technology under capital leases also impacted depreciation expense to a lesser extent. Amortization expense increased by approximately $73,000 from $20,000 in the three months ended October 31, 1997 to approximately $93,000 in the three months ended October 31, 1998 primarily due to the increased amortization of intangibles associated with a number of acquisitions.

      Nonrecurring charges. We had no nonrecurring charges for the three months ended October 31, 1998 and do not expect to incur any additional nonrecurring charges related to our transition to an independent distributor business model from a vertically integrated business model. In the three months ended October 31, 1997, nonrecurring charges were approximately $281,000, consisting primarily of the write-down of facilities and equipment purchased to support the vertically integrated business model.

      Interest expense. Interest expense decreased from approximately $434,000 in the three months ended October 31, 1997 to approximately $32,000 in the three months ended October 31, 1998. The decrease in interest expense resulted from our repayment of substantially all of our outstanding indebtedness in May 1998 with proceeds from our initial public offering. The interest expense in the three months ended October 31, 1998 was a result of capital lease obligations incurred primarily to acquire computer technology.

      Other income, net. Other income, net increased from approximately $51,000 in the three months ended October 31, 1997 to approximately $70,000 in the three months ended October 31, 1998. The increase was primarily due to increased interest income from excess cash balances and various notes receivable.

COMPARISON OF YEARS ENDED JULY 31, 1997 AND 1998

      Net sales. Net sales consist of sales from our independent distributor network ("net sales--distributors") and to a lesser extent from our previous vertically integrated distribution operations ("net sales--direct"). During the third quarter of fiscal 1997, we completed our transition to our independent distributor business model and, as a result, all of our net sales during fiscal 1998 were net sales--distributors. Net sales increased 92.6% from approximately $14.2 million for fiscal 1997 to approximately $27.4 million for fiscal 1998. Net sales--distributors increased 109.6% from approximately $13.1 million in fiscal 1997 to approximately $27.4 million in fiscal 1998. The increase in net sales--distributors was due primarily to the increase in the number of retail locations placed in service and the corresponding increase in the number of cylinder transactions during the period. The installed base of retail locations increased 116.0% from approximately 4,400 locations at the end of fiscal 1997 to approximately 9,500 locations at the end of fiscal 1998. The number of cylinder transactions increased 77.6% from approximately 1.2 million units in fiscal 1997 to approximately 2.2 million units in fiscal 1998.

      Gross margin. Gross margin increased from 18.1% in fiscal 1997 to 25.0% in fiscal 1998. This increase was due to the shift in net sales from a vertically integrated business model to an independent distributor business model. With respect to net sales--distributors, gross margin increased from 24.4% in fiscal 1997 to 25.0% in fiscal 1998. This increase was due to a shift in the mix of cylinder transactions with lower margin cylinder sales accounting for a smaller percentage of net sales in fiscal 1998 than in fiscal 1997, as well as a price increase which became effective in April 1998 on all cylinder transactions.

      Sales and marketing expenses. Sales and marketing expenses increased 22.7% from approximately $2.0 million in fiscal 1997 to approximately $2.4 million in fiscal 1998 but decreased as a percentage of net sales from 13.7% in fiscal 1997 to 8.7% in fiscal 1998. The increase in sales and marketing expense was due primarily to additional commissions to outside brokers, which were based on a percentage of net sales. The decrease in sales and marketing expenses as a percentage of net sales was due primarily to the fact that a significant portion of the compensation of our sales and marketing staff is fixed and, as a result, sales and marketing expenses increased at a slower rate than net sales.

      General and administrative expenses. General and administrative expenses increased 18.8% from approximately $3.0 million in fiscal 1997 to approximately $3.6 million in fiscal 1998 but decreased as a percentage of net sales from 21.3% in fiscal 1997 to 13.2% in fiscal 1998. The increase in general and administrative expenses was due primarily to additional compensation costs. The decrease in general and administrative expense as a percentage of net sales was due primarily to the fact that a significant portion of our general and administrative expenses are fixed and, as a result, general and administrative expenses increased at a slower rate than net sales.

      Lease income, net. Gross lease income increased from approximately $295,000 in fiscal 1997 to $566,000 in fiscal 1998, while gross rent expense for the same periods increased from approximately $152,000 to $485,000. The increase in lease income was due to the implementation of a plant facility and equipment lease with a distributor during the second quarter of fiscal 1997 and the addition of new retail locations resulting in an increase in the number of cylinder displays under lease. The increase in rent expense was due primarily to the increase in the number of cylinder displays purchased under an operating lease facility which was initiated in the first quarter of fiscal 1997. We purchased all of the assets leased pursuant to that facility with a portion of the proceeds from our May 1998 initial public offering and concurrently terminated the facility.

      Depreciation and amortization. Depreciation and amortization increased from approximately $873,000 in fiscal 1997 to approximately $1.3 million in fiscal 1998. Depreciation expense increased by approximately $337,000 from approximately $764,000 in fiscal 1997 to approximately $1.1 million in fiscal 1998 principally due to the purchase of additional cylinder display panels and the acquisition of computer technology under capital leases. Amortization expense increased by approximately $68,000 from approximately $109,000 in fiscal 1997 to approximately $177,000 in fiscal 1998 primarily due to increased goodwill amortization associated with the acquisitions of retail locations from local and regional cylinder exchange providers.

      Nonrecurring charges. Nonrecurring charges decreased from approximately $970,000 in fiscal 1997 to approximately $563,000 for fiscal 1998. The nonrecurring charges were associated with our transition from a vertically integrated business model to an independent distributor business model and consisted primarily of the write-down of facilities and equipment purchased to support the vertically integrated business model. The nonrecurring charges in fiscal 1998 also included a $202,000 impairment adjustment to reduce the carrying value of existing handheld computer terminals incurred when we made a commitment to acquire new handheld computer terminal technology.

      Interest expense. Interest expense remained relatively constant at approximately $1.7 million for fiscal 1997 and 1998. Interest expense was attributed to accretion of interest on senior discount notes, additional borrowings under lines of credit and, to a lesser extent, borrowings from stockholders. However, these debts were paid in full in May 1998 with a portion of the proceeds from our initial public offering, eliminating additional interest expense with respect to these obligations.

      Other income, net. Other income, net increased from approximately $186,000 in fiscal 1997 to approximately $234,000 in fiscal 1998. Other income, net consisted primarily of interest income from various notes receivable and excess cash balances.

COMPARISON OF YEARS ENDED JULY 28, 1996 AND JULY 31, 1997

      Net sales. Net sales increased 72.9% from approximately $8.2 million for fiscal 1996 to approximately $14.2 million for fiscal 1997. Net sales-- distributors increased from approximately $2.4 million for fiscal 1996 to approximately $13.1 million for fiscal 1997. The increase in net sales-- distributors was due primarily to our transition from a vertically integrated business model to an independent distributor business model, as well as an increase in the number of retail locations placed in service and an increase in the number of cylinder transactions during fiscal 1997. The installed base of retail locations increased 47.6% from approximately 3,000 locations at the end of fiscal 1996 to approximately 4,400 locations at the end of fiscal 1997. The number of cylinder transactions increased 61.1% from approximately 769,000 units for fiscal 1996 to approximately 1.2 million units for fiscal 1997.

      Gross margin. Gross margin increased from 3.8% in fiscal 1996 to 18.1% in fiscal 1997. This increase was due to the shift in net sales from a vertically integrated business model to an independent distributor business model. With respect to net sales--distributors, gross margin increased from 24.1% for fiscal 1996 to 24.4% for fiscal 1997.

      Sales and marketing expenses. Sales and marketing expenses increased 75.4% from approximately $1.1 million for fiscal 1996 to approximately $2.0 million for fiscal 1997 and as a percentage of net sales increased from 13.5% for fiscal 1996 to 13.7% for fiscal 1997. The increase in sales and marketing expenses was due primarily to additional compensation, promotional and advertising expenditures.

      General and administrative expenses. General and administrative expenses decreased 5.3% from approximately $3.2 million for fiscal 1996 to approximately $3.0 million for fiscal 1997, and decreased as a percentage of net sales from 38.9% for fiscal 1996 to 21.3% for fiscal 1997. The decrease in general and administrative expenses was due to the transition to the independent distributor business model.

      Lease income, net. Lease income, net increased 60.7% from $89,000 for fiscal 1996 to approximately $143,000 for fiscal 1997. The increase in lease income, net was due to the implementation of certain plant facilities and equipment leases with distributors during the fourth quarter of fiscal 1996 and the second quarter of fiscal 1997 and the addition of new retail locations resulting in an increase in the number of cylinder displays under lease.

      Depreciation and amortization. Depreciation and amortization increased from approximately $868,000 for fiscal 1996 to approximately $873,000 for fiscal 1997.

      Nonrecurring charges. Nonrecurring charges were associated with our transition to the independent distributor model and decreased from approximately $1.4 million during fiscal 1996, the first year of the business model transition, to approximately $970,000 during fiscal 1997.

      Interest expense. Interest expense increased from approximately $1.5 million for fiscal 1996 to approximately $1.7 million for fiscal 1997 due to accretion of interest on senior discount notes and additional borrowings under our bank credit facility.

      Other income, net. Other income, net increased from approximately $168,000 for fiscal 1996 to approximately $186,000 for fiscal 1997.

SELECTED QUARTERLY RESULTS OF OPERATIONS

      We have experienced and expect to continue to experience significant seasonal fluctuations in our net sales and net income (loss). Our net sales generally are highest in the third and fourth quarters, which include the majority of the grilling season, and historically have been lower in the first and second quarters which include the winter months. Sustained periods of poor weather, particularly in the spring and summer seasons, can negatively impact sales. Our rate of establishing new retail locations and expenses incurred in anticipation of increased sales also cause quarterly fluctuations in our results of operations. Accordingly, the results of operations in any quarter will not necessarily be indicative of the results that we may achieve for a full fiscal year or any future quarter. See "Risk Factors--Seasonal and Quarterly Fluctuations in Our Business," "--Uncertainty of Continued Rapid Growth" and "--Ability of Distributors and Management to Manage Growth in Sales and Number of Retail Locations."

      The following table sets forth selected unaudited quarterly financial information and operating data for our most recently completed five fiscal quarters. This information has been prepared on the same basis as the Consolidated Financial Statements and includes, in the opinion of our management, all normal and recurring adjustments necessary for a fair statement of the quarterly results for the periods. Given our limited operating history, seasonal demand for our product and our dependence upon continuing market acceptance of cylinder exchange by retailers and consumers, significant variation may occur between our operating results for any quarters. The operating results and data for any quarter are not necessarily indicative of the results for future periods.

                                            THREE MONTHS ENDED
                          --------------------------------------------------------
                          OCTOBER 31, JANUARY 31, APRIL 30,  JULY 31,  OCTOBER 31,
                             1997        1998       1998       1998       1998
                          ----------- ----------- ---------  --------  -----------
                                  (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales...............    $ 4,140     $ 4,175    $ 5,694   $13,364     $9,222
Cost of sales...........      3,155       3,217      4,322     9,832      6,782
                            -------     -------    -------   -------     ------
    Gross profit........        985         958      1,372     3,532      2,440
                            -------     -------    -------   -------     ------
Operating expenses
 (income):
  Sales and marketing...        564         463        563       802        669
  General and
   administrative.......        844         862        906       978      1,104
  Lease income, net.....          8          15         18      (122)      (212)
  Depreciation and
   amortization.........        245         271        331       432        495
  Nonrecurring charges..        281         127         99        56        --
                            -------     -------    -------   -------     ------
    Total operating
     expenses, net......      1,942       1,738      1,917     2,146      2,056
                            -------     -------    -------   -------     ------
Income (loss) from
 operations.............       (957)       (780)      (545)    1,386        384
Other expense (income):
  Interest expense......        434         495        566       211         32
  Other income, net.....        (51)        (51)       (44)      (86)       (70)
                            -------     -------    -------   -------     ------
Net income (loss).......    $(1,340)    $(1,224)   $(1,067)  $ 1,261     $  422
                            =======     =======    =======   =======     ======
Income (loss) applicable
 to common stockholders
 (1)....................    $(1,447)    $(1,485)   $(1,280)  $ 1,247     $  422
                            =======     =======    =======   =======     ======
Earnings (loss) per
 common share:
  Basic.................    $ (0.81)    $ (0.83)   $ (0.72)  $  0.20     $ 0.05
                            =======     =======    =======   =======     ======
  Diluted...............    $ (0.81)    $ (0.83)   $ (0.72)  $  0.19     $ 0.05
                            =======     =======    =======   =======     ======
Weighted average common
 shares used in
 computing earnings
 (loss) per common
 share:
  Basic.................      1,779       1,779      1,779     6,407      7,631
                            =======     =======    =======   =======     ======
  Diluted (2)...........      1,779       1,779      1,779     6,611      7,719
                            =======     =======    =======   =======     ======
                                         PERCENTAGE OF NET SALES
                          --------------------------------------------------------
                                            THREE MONTHS ENDED
                          --------------------------------------------------------
                          OCTOBER 31, JANUARY 31, APRIL 30,  JULY 31,  OCTOBER 31,
                             1997        1998       1998       1998       1998
                          ----------- ----------- ---------  --------  -----------
Net sales...............      100.0%      100.0%     100.0%    100.0%     100.0%
Cost of sales...........       76.2        77.1       75.9      73.6       73.5
                            -------     -------    -------   -------     ------
    Gross margin........       23.8        22.9       24.1      26.4       26.5
Operating expenses
 (income):
  Sales and marketing...       13.6        11.1        9.9       6.0        7.2
  General and
   administrative.......       20.4        20.6       15.9       7.3       12.0
  Lease income, net.....        0.2         0.4        0.3      (0.9)      (2.3)
  Depreciation and
   amortization.........        5.9         6.5        5.8       3.2        5.4
  Nonrecurring charges..        6.8         3.0        1.8       0.4        --
                            -------     -------    -------   -------     ------
    Total operating
     expenses, net......       46.9        41.6       33.7      16.0       22.3
                            -------     -------    -------   -------     ------
Income (loss) from
 operations.............      (23.1)      (18.7)      (9.6)     10.4        4.2
Other expense (income):
  Interest expense......       10.5        11.8        9.9       1.6        0.4
  Other income, net.....       (1.2)       (1.2)      (0.8)     (0.6)      (0.8)
                            -------     -------    -------   -------     ------
Net income (loss).......      (32.4)%     (29.3)%    (18.7)%     9.4%       4.6%
                            =======     =======    =======   =======     ======

--------
(1) Equals net income (loss) less dividends on our Old Preferred Stock of $636 for fiscal 1996, $687 for fiscal 1997, $596 for fiscal 1998, $107 for the three months ended October 31, 1997 and $0 for the three months ended October 31, 1998.
(2) For fiscal years 1996, 1997 and 1998 and for the three months ended October 31, 1997, the weighted average number of shares outstanding excludes the effect of the exercise of all outstanding stock options and warrants and the conversion of the Old Preferred Stock into common stock because such exercise and conversion would be anti-dilutive.

LIQUIDITY AND CAPITAL RESOURCES

      Our primary sources of funds have been the issuance of stock, most recently through our initial public offering in May 1998, and the incurrence of debt. We had positive working capital of approximately $8.4 million as of October 31, 1998, which was primarily the result of available proceeds from our initial public offering and cash provided by operations.

      Net cash provided by operations was approximately $3.1 million for the three months ended October 31, 1998, while net cash used in operations was approximately $459,000 for the three months ended October 31, 1997. Net cash used in operations was approximately $4.9 million, $2.2 million and $5.2 million for fiscal 1998, fiscal 1997 and fiscal 1996, respectively. In the three months ended October 31, 1998, cash provided by operations resulted primarily from profitable operations, net proceeds of approximately $2.7 million from the sale of cylinders to USA Leasing, L.L.C. ("USA Leasing"), and a decrease in accounts receivable due to the seasonal nature of our business. In the three months ended October 31, 1998, cash used in operations resulted primarily from approximately $522,000 of advances on certain products and services, approximately $420,000 of equipment acquired through acquisitions and held for resale and a decrease in accounts payable due to the seasonal nature of our business. In the three months ended October 31, 1997, cash provided by operations resulted primarily from a seasonal decrease in accounts receivable and cash used in operations resulted from a net loss and a seasonal decrease in accounts payable. In fiscal 1998, fiscal 1997 and fiscal 1996, cash provided by operations resulted primarily from increases in accounts payable and cash used in operations resulted primarily from net losses and increases in accounts receivable.

      Net cash used in investing activities was approximately $4.6 million in the three months ended October 31, 1998 and approximately $72,000 for the three months ended October 31, 1997. Net cash used in investing activities was approximately $6.0 million for fiscal 1998 and $1.4 million for fiscal 1996 while net cash provided by investing activities was approximately $342,000 for fiscal 1997. The primary components of cash used in investing activities has included acquisitions of cylinder exchange accounts and related assets, as well as investments in property and equipment including cylinder displays and computer technology. Additionally, in fiscal 1998 we loaned $635,000 to Bison Valve, L.L.C. ("Bison Valve"). The primary components of cash provided by investing activities has included collections on notes receivable and proceeds from the sale of property, equipment and cylinders as part of our transition to an independent distributor business model.

      Net cash used in financing activities was approximately $285,000 for the three months ended October 31, 1998, while net cash provided by financing activities was approximately $519,000 for the three months ended October 31, 1997, $16.5 million for fiscal 1998, $1.0 million for fiscal 1997 and $7.5 million for fiscal 1996. The cash used in financing activities included payments on various notes payable and capital lease obligations. The primary components of cash provided by financing activities included the net proceeds of our initial public offering in May 1998, loans from four stockholders in January 1998, the issuance of 10.5% senior discount notes in October 1995 and bank borrowings.

      In connection with our initial public offering, we issued a total of 3,105,000 shares of common stock and received net proceeds of approximately $36.4 million. We used approximately $29.9 million of the net proceeds from our initial public offering to repay principal and interest on indebtedness. We used approximately $4.2 million of the net proceeds to acquire assets, including approximately 1,350 new accounts, from twelve local and regional cylinder exchange providers. In addition, we used approximately $1.1 million of the net proceeds to purchase property and equipment and approximately $500,000 for general corporate purposes.

      During the three months ended October 31, 1998, we acquired approximately $4.6 million of cylinders from our distributors in contemplation of selling cylinders to USA Leasing. In previous periods, we acquired approximately $2.9 million of cylinders in connection with the acquisition of retail accounts and purchases from our distributors. In October 1998, we sold grill cylinders to USA Leasing for $6.5 million. Messrs. Prim, Duchossois and Filipowski own approximately 74% of the membership interests in

USA Leasing and Mr. Prim serves as its manager. We sold the cylinders to USA Leasing to facilitate the creation of an operating lease arrangement between USA Leasing and our distributors whereby participating distributors pay monthly rent of 1% of the initial purchase price of the cylinders. We have guaranteed 80% of USA Leasing's $13.0 million credit facility with NationsBank, N.A. and in return have received a subordinated security interest in USA Leasing's assets. See "Risk Factors--Potential Conflicts of Interest in Enforcing Remedies Against Our Affiliates," "Management--Compensation Committee Interlocks and Insider Participation" and "Certain Transactions."

      In December 1998, we entered into a $12.0 million credit facility with NationsBank, N.A. (the "Bank Credit Facility") which includes a $7.0 million revolving line of credit and a $5.0 million acquisition facility. Our ability to borrow under the Bank Credit Facility will be reduced by an amount equal to our contingent liability pursuant to our guarantee of USA Leasing's credit facility with NationsBank, N.A. Our contingent liability at December 31, 1998 was approximately $8.9 million. The Bank Credit Facility replaces a prior facility we had with NationsBank and is collateralized by a lien on substantially all of our assets. The Bank Credit Facility requires us to meet certain covenants, including minimum net worth and cash flow. The loans under the Bank Credit Facility bear interest at a maximum rate of LIBOR plus 225 basis points.

      We currently lease handheld computers and various other computer equipment from three lessors under the terms of three master leases for an aggregate annual rent of approximately $500,000. We have an option to purchase the handheld computers for $1.00 per handheld unit at the end of each lease term. Under each of the three handheld computer leases, we are responsible for insurance, maintenance and taxes on the leased equipment.

      We currently lease our offices under a lease from Rhino Real Estate, LLC, an entity affiliated with two of our directors. Pursuant to the terms of the lease, we pay annual rent of approximately $213,000, plus our allocable share of all taxes, utilities and maintenance. The lease terminates on December 31, 2001 with an option to renew for one three-year term.

      We anticipate our total capital expenditures for fiscal 1999 (excluding acquisitions) will be approximately $5.5 million and will relate primarily to cylinder displays and computer technology. Our capital expenditure and working capital requirements in the foreseeable future will change depending on our rate of expansion, operating results and any other adjustments in our operating plan as needed in response to competition, acquisition opportunities or unexpected events. We believe that existing borrowing capacity under the Bank Credit Facility, cash provided by operations and the net proceeds from this offering will be sufficient to meet our working capital requirements in the near term. However, we offer no assurance that we will not seek or require additional capital in the future as a result of expansion or otherwise.

IMPACT OF NEW ACCOUNTING PRONOUNCEMENTS

      Statement of Financial Accounting Standards No. 130 ("SFAS No. 130") establishes standards for reporting and display of comprehensive income and its components (revenues, gains, expenses, losses) in a full set of general purpose financial statements and is effective for fiscal years beginning after December 15, 1997. We do not expect SFAS No. 130 to have any impact on our consolidated financial statements.

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). SFAS No. 131 requires public business enterprises to adopt its provisions for periods beginning after December 15, 1997, and to report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. We do not expect SFAS No. 131 to have any impact on our consolidated financial statements.

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It also requires entities to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. We do not expect SFAS No. 133 to have any impact on our consolidated financial statements as we do not invest in any derivative instruments or engage in any hedging activities.

      Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities" ("SOP 98-5") defines such costs and requires that they be expensed as incurred. This pronouncement is effective for financial statements for fiscal years beginning after December 15, 1998 although earlier application is encouraged. We do not expect SOP 98-5 to have a significant impact on our consolidated financial statements.

YEAR 2000 COMPLIANCE

      Year 2000 issues are the result of computer programs that were written using two digits rather than four to define the applicable year. For example, date sensitive software may recognize a date using "00" as the year 1900 rather than the year 2000. This could result in system failures or miscalculations causing disruptions of operations, including, among other material adverse consequences, a temporary inability to process transactions or engage in similar normal business activities. We depend on our MIS to process orders, manage inventory and accounts receivable, maintain distributor and customer information, assist distributors in delivering products on a timely basis and to maintain cost-efficient operations. See "Business--Management Information Systems."

      Our State of Readiness for Year 2000. We began evaluating our MIS for Year 2000 compliance in January 1997. Since that time we have developed a Year 2000 compliance policy encompassing employee education, testing, progress reporting, external impact plans and contingency plans. Our Chief Information Officer directs our Year 2000 compliance policy and oversees the remediation and testing of our MIS. As of December 31, 1998, we believe that we are approximately 70% Year 2000 compliant. Based on our current assessment, we believe that we will be 100% Year 2000 compliant by March 31, 1999. However, if our modifications, testing and solicitations of third party compliance are not made on a timely basis or we do not resolve our Year 2000 issues, these issues could have a negative effect on our business.

      We have assessed the Year 2000 readiness of each of our core MIS and remediated these systems as necessary. Our core MIS include Online Sales Account Information System ("OASIS"), Platinum for Windows, Electronic Data Interchange ("EDI") and Blue Rhino Electronic Accounting System ("BREAS"). OASIS was Year 2000 compliant when it was implemented in February 1998, Platinum for Windows was updated in March 1998 to be Year 2000 compliant, EDI was upgraded in December 1998 to be Year 2000 compliant and BREAS was upgraded in October 1998 to be Year 2000 compliant. In addition, we have engaged Integrated Solutions International, L.L.C. to, among other things, assist us in exchanging our distributors' handheld computer units for Year 2000 compliant units. We expect to have all of our distributors using Year 2000 compliant handheld units by March 31, 1999. We are developing integrated test procedures in which all of our MIS are simultaneously tested for Year 2000 compliance. We expect these integrated tests to continue throughout 1999.

      Historical and Estimated Costs. We have not established a separate Year 2000 compliance budget and do not expect to do so. As of December 31, 1998, we had incurred approximately $8,000 in Year 2000 compliance costs. We currently anticipate that the implementation of our Year 2000 compliance policy will cost approximately $35,000, all of which will be expensed as incurred. Although we can give no assurances, we do not expect future costs related to Year 2000 compliance to negatively affect our business in any material way. Costs are based on current estimates and actual results may vary significantly from such estimates.

      Most Reasonably Likely Worst Case Scenario. The most reasonably likely worst case Year 2000 scenario we face is an interruption of our business operations caused by the failure of third parties with which we have a material relationship to achieve Year 2000 compliance. The consequences of a third party failure are unknown, but could have a negative effect on our business. We are considering several contingency plans to address possible business interruptions caused by a non-compliant third party. Possible contingency plans include using alternate service providers and using a manual payment and collection system. We expect that our contingency plans will be developed by May 31, 1999. In addition, in an effort to protect ourselves and increase the awareness of third parties whose failure to comply could negatively affect our business, we are seeking to obtain certifications from them that they are Year 2000 compliant.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

      We are exposed to market risk related to changes in interest rates on borrowings under our Bank Credit Facility. Our Bank Credit Facility bears interest based on LIBOR. However, because we have no balance on our Bank Credit Facility, we do not believe this risk will be material.

      We have no derivative financial instruments or derivative commodity instruments in our cash and cash equivalents and investments. We invest our cash and cash equivalents and investments in investment grade, highly liquid investments consisting of money market instruments, bank certificates of deposit and overnight investments in commercial paper. We anticipate investing our net proceeds from this offering in similar investment grade and highly liquid investments pending their use as described in this prospectus. See "Use of Proceeds."

      All of our transactions are conducted and accounts are denominated in United States Dollars and as such we do not currently have exposure to foreign currency risk. Furthermore, we do not have any direct exposure to commodity price risk.

                                    BUSINESS

OVERVIEW

      We are the leading national provider of propane grill cylinder exchange in the United States with Blue Rhino cylinder exchange displays at over 12,000 retail locations in 47 states and Puerto Rico. Cylinder exchange provides consumers with a convenient means to exchange empty grill cylinders for clean, safer, precision-filled cylinders. We offer our cylinder exchange at many major home center/hardware, mass merchant, grocery and convenience stores including Home Depot, Lowe's, Sears, WalMart, Kroger and Kwik Shop. We partner with retailers and independent distributors to provide consumers with a nationally branded alternative to traditional grill cylinder refill. We dedicate our efforts and capital to brand development, value-added marketing, customer service and management information systems ("MIS") while our 53 independent distributors make the investments in the vehicles and refilling and refurbishing equipment necessary to operate cylinder exchange businesses.

      Cylinder exchange is a relatively new retail concept. We believe that consumer awareness of the benefits of cylinder exchange will increase as it becomes more widely available. Furthermore, we estimate there are approximately 225,000 potential cylinder exchange locations in our target markets. During the twelve months ended October 31, 1998, our net sales increased approximately 105% compared to the twelve months ended October 31, 1997 to approximately $32.4 million, primarily as a result of the growth of sales at existing locations and the addition of over 6,700 new retail locations.

      Our objective is to further strengthen our position as the leading national provider of cylinder exchange. To achieve this objective, the key elements of our strategy are:

    . Promoting the Blue Rhino brand and driving consumer awareness of cylinder exchange
    . Expanding existing retailer relationships by opening new locations and increasing sales at existing locations
    .  Adding new retailer relationships
    . Leveraging distributors' infrastructure by adding new retail locations within their territories
    .  Leveraging our corporate infrastructure to increase profitability
    . Pursuing strategic account acquisitions from other cylinder exchange providers
    . Developing new products and services related to propane use and backyard living, such as patio heaters and the related cylinder exchange service

INDUSTRY BACKGROUND

      Barbecue Grill Market. As reported in the BIA study, the popularity of outdoor barbecuing continues to grow driven by consumer interest in healthier food preparation and the desire to spend more time outside at family and social gatherings. The popularity of propane grills has increased significantly in recent years with propane grill sales now exceeding the combined sales of charcoal, natural gas and electric grills. Consumers enjoy the convenience of propane grills over charcoal grills as they light easier, heat up faster and require less preparation and clean up time. Approximately 68% of backyard propane grill owners use their grills throughout the year. According to the BIA study, approximately 38.5 million United States households own a propane grill, with the average propane grill owner using 1.8 cylinders of propane per year. Based on the BIA study's estimate that there are 69 million cylinder transactions per year, we estimate the annual retail market for grill cylinder refill to be approximately $1 billion.

      Grill Cylinder Exchange. In recent years, cylinder exchange has emerged as a convenient alternative to refilling cylinders at traditional propane filling stations. Cylinder exchange, in which the consumer exchanges an empty grill cylinder for one which is full, is available at retail locations such as home center/hardware, mass merchant, grocery and convenience stores. These retailers are typically more accessible and have longer business hours, making them more convenient than propane filling stations. As cylinder exchange becomes more widely available, we believe consumers will prefer it to refilling, which often involves traveling to a remote location and waiting for a refill. Growing consumer acceptance of cylinder exchange is reflected in estimates derived from the BIA study that the percentage of propane grill owners using cylinder exchange increased from less than 10% in 1995 to 21% in 1997.

      The grill cylinder exchange industry is highly fragmented with numerous regional and local distributors serving less than 500 locations each. We believe this fragmentation results in part from the relative newness of cylinder exchange and the challenges cylinder exchange poses to commercially focused traditional propane distributors. To build critical mass at the consumer level, propane distributors must establish and maintain relationships with major retailers, many of which prefer to stock quality, branded products supplied by reliable, sophisticated vendors. To service retail cylinder exchange accounts, a propane distributor must make investments in refurbishing equipment, vehicles, cylinder displays and grill cylinders not required in its traditional propane business. Finally, to properly account for exchange, upgrade and sale transactions, a propane distributor must invest in sophisticated MIS tailored to servicing retailers. We believe that opportunities exist to expand through selective acquisitions of smaller cylinder exchange businesses with established retail accounts.

BUSINESS MODEL

      We have created a new paradigm for grill cylinder exchange which provides the following benefits to consumers, retailers and distributors:

CONSUMERS

    .  Convenient branded alternative to traditional cylinder refill
    .  Clean, safer product
    . Access to consumer and product information (1-800-BLU-RINO and web site)

RETAILERS

    .  High margin branded product
    .  Potential to increase customer traffic
    .  Improved use of exterior retail space
    .  Nationwide direct store delivery with automatic restocking
    . Centralized billing and electronic inventory, invoicing and reporting . Employee training

DISTRIBUTORS

    .  Access to major retail accounts
    .  Opportunity to sell a branded product in a growing market segment
    . Service support such as sophisticated MIS, training and consolidated purchasing
    .  Assistance in obtaining and maintaining local permits
    . Provision of cylinder displays and access to cylinder leasing programs
    .  Counter-seasonal complement to traditional propane business

BUSINESS STRATEGY

      Promoting the Blue Rhino Brand and Driving Consumer Awareness of Cylinder Exchange. Our branding efforts focus on developing and maintaining a brand identity synonymous with a convenient, clean and safer product. We have created a distinctive Blue Rhino brand name and logo which we prominently display on cylinder sleeves and displays. We also plan to undertake brand marketing and promotional initiatives, including point of purchase displays, cross marketing promotions with other barbecue-related products, print media and cooperative advertising. Our recognized brand also provides a platform to introduce new Blue Rhino products to the backyard living category.

      Delivering Clean, Safer Cylinders at Convenient Locations. We believe that convenience and safety are critical factors in achieving consumer acceptance of cylinder exchange. Blue Rhino cylinder exchange allows consumers to exchange empty cylinders for clean, precision-filled cylinders at a variety of well known, convenient retail locations. Our distributors refill and resleeve cylinders according to prescribed standards designed to prevent overfills or refills of unsafe cylinders. Each Blue Rhino cylinder has a consistent, like-new appearance, which we believe enhances retail sales and consumer loyalty. In fiscal 1999, we will be adding our Fuelcheck(TM) indicator to our cylinder sleeves to help consumers determine when to exchange their cylinders.

      Expanding Relationships with and Increasing Sales at Retailers. Our relationships with major retailers such as Home Depot, Lowe's, Sears, WalMart, Kroger and Kwik Shop allow us to place cylinders in a large number of convenient, high traffic locations. We believe that our ability to provide national and regional retailers with a single vendor for branded grill cylinder exchange supported by value-added customer service, marketing and MIS gives us a competitive advantage over traditional propane distributors. We believe there are approximately 225,000 potential grill cylinder exchange locations in our targeted markets of which we currently service more than 12,000, approximately 6,700 of which we added during the twelve months ended October 31, 1998. We plan to continue to increase the number of new retail locations by adding locations with existing retailers and developing relationships with new retailers. Furthermore, we plan to continue increasing sales at existing retail locations.

      Leveraging National Distributor Network. Within the last three years, we have established a network of 53 independent distributors serving 47 states and Puerto Rico. Nine of these distributors are dedicated exclusively to developing and providing Blue Rhino cylinder exchange in some of our key geographic markets. We believe that our distributor network affords us the opportunity to service approximately 90% of the cylinder exchange markets in the United States. We plan to leverage this network by aggressively increasing each distributor's market penetration through the addition of new retail locations.

      Leveraging Corporate Infrastructure to Increase Profitability. We have assembled a management, sales and administrative team and have developed sophisticated MIS which we believe can support substantial growth in retail locations and the introduction of new products and services without significant expenditures on additional personnel or systems. With this infrastructure in place, we believe that we can achieve higher profit margins as we increase our sales. We were able to reduce our selling, general and administrative expenses as a percentage of net sales for the twelve months ended October 31, 1998 to 19.6% from 33.4% in the preceding twelve month period.

      Pursuing Strategic Account Acquisitions. The cylinder exchange industry is highly fragmented. All participants, other than Blue Rhino, are either regionally or locally focused. We believe that opportunities exist to expand through selective acquisitions of smaller cylinder exchange businesses with established retail accounts. We added approximately 4,200 retail locations in the twelve months ended October 31, 1998 through 20 acquisitions with an aggregate purchase price of approximately $8.8 million. See "Risk Factors-- Ability of Distributors and Management to Manage Growth in Sales and Number of Retail Locations."

      Developing and Marketing New Products and Services Related to Propane Use and Backyard Living. We are seeking additional product opportunities which are associated with or use propane cylinders or are otherwise associated with backyard living. New products include patio heaters which are fueled by grill cylinders. We also intend to begin offering grill cylinder exchange service for patio heaters. We expect our entry into the patio heater market to afford us opportunities to enhance our core cylinder exchange business while building the Blue Rhino brand as a symbol of backyard living.

    . Patio Heater Cylinder Exchange Service. In November 1998, we acquired the patio heater accounts of Mr. Propane, located in Southern California. Mr. Propane's business included placing cylinder displays and patio heaters in restaurants, resorts, bars and other outdoor commercial establishments. We intend to introduce patio heater cylinder exchange service nationwide with our distributors servicing commercial heater accounts in the same manner as they service retail locations in their area. We believe that the patio heater cylinder exchange service will increase demand for cylinder exchange and further leverage Blue Rhino's and our distributors' existing infrastructure.

    . Patio Heater Sales. We intend to market and sell a Blue Rhino branded patio heater for commercial and backyard use through our retail partners and distributors. We have developed a prototype patio heater in conjunction with a heater manufacturer. We are currently negotiating with manufacturers to produce both commercial and consumer grade patio heaters. In addition to increasing demand for cylinder exchange, we expect this product to further associate Blue Rhino with backyard living in the minds of consumers.

    . Empty Cylinders. In January 1999, we entered into a strategic alliance with Manchester Tank Corporation to manufacture a Blue Rhino branded cylinder. We will also serve as a sales representative for empty Manchester grill cylinders to be sold to our existing retailers and distributors.

    . Overfill Prevention Devices. National Fire Protection Association guidelines require that all grill cylinders produced or recertified after September 30, 1998 and all grill cylinders refilled after April 2002 must be fitted with an overfill prevention device valve. In December 1998, we signed a letter of intent to purchase Bison Valve which designed an Underwriters Laboratories approved overfill prevention device. The purchase price for Bison Valve includes approximately $700,000 in cash to be used to repay Bison Valve's indebtedness to us, $1.2 million of common stock and warrants to purchase 100,000 shares of common stock. We believe our acquisition of Bison Valve will help insure a supply of overfill prevention device valves for our distributors while allowing us to share in the unique market opportunity created by these new requirements.

BLUE RHINO CYLINDER EXCHANGE PROGRAM

      The cylinder exchange process typically begins with a Blue Rhino distributor replenishing a retail grill cylinder display. Upon delivery, the distributor records the cylinder inventory into a handheld computer which calculates the number and type of cylinder exchanges, upgrades and sales for the location and creates a delivery ticket for the retailer. Distributors routinely transfer this delivery and inventory information to Blue Rhino electronically. We then prepare an invoice for each retailer which we typically transmit in a customized electronic format compatible with the retailer's existing systems. We collect invoiced amounts directly from the retailers and in turn remit a fixed amount per cylinder transaction to our distributors. We negotiate terms of payment with retailers which are generally 30 to 60 days from the date of invoice. We in turn remit payment to our distributors on the fifteenth of each month for transactions occurring during the previous month. The following graph illustrates the cylinder exchange process:

[GRAPHIC OF BLUE RHINO BUSINESS MODEL APPEARS HERE]  BLU102

BLUE RHINO BRAND MARKETING

      Our marketing efforts focus primarily on developing and maintaining a brand identity synonymous with a convenient, clean and safer product which enhances consumer loyalty and builds retailer and distributor relationships. Our brand marketing efforts include the following initiatives:

      Blue Rhino Cylinder Packaging. Blue Rhino cylinders are covered with a distinctive and colorful RhinoTUFF(R) cylinder sleeve. The RhinoTUFF(R) cylinder sleeve provides safety and use information and prominently displays the Blue Rhino name and logo. The RhinoTUFF(R) sleeve also protects the cylinders from damage during shipping and handling and from exposure to the elements. In fiscal 1999, we will be adding our Fuelcheck(TM) indicator to our cylinder sleeves to help consumers determine when to exchange their cylinders. We believe that our unique branded packaging increases consumer recognition and loyalty.

      Blue Rhino Cylinder Displays. Blue Rhino cylinder displays, which prominently feature the Blue Rhino name and logo, are typically located near a retailer's main entrance or in its lawn and garden department providing "billboard" advertising for our products. We believe these cylinder displays enhance consumer awareness of the Blue Rhino brand and reinforce the association of Blue Rhino with convenient, clean and safer grilling.

      Advertising and Promotions. We have selectively placed targeted broadcast and print media advertising campaigns that focus on raising consumer awareness of the Blue Rhino brand and cylinder exchange program. In addition, we offer special promotions to encourage spare filled cylinder purchases. We are also actively involved with consumer, trade and regulatory associations in an effort to promote the growth of cylinder exchange. Ongoing Blue Rhino promotions include our toll free number (1-800 BLU-RINO), our web site, co-operative advertising programs and cooking and safety demonstrations.

RETAILER RELATIONSHIPS

      We target the following four categories of retailers for cylinder exchange:

            RETAIL CATEGORY                            MAJOR ACCOUNTS
      ----------------------------             -------------------------------
      Home Centers/Hardware Stores             Home Depot, Lowe's, Sears
      Mass Merchants                           WalMart, Kmart, Meijer
      Grocery Stores                           Kroger, Food Lion, Winn Dixie
      Convenience Stores                       Kwik Shop, SuperAmerica, Conoco

      Home Depot represented approximately 26% of our fiscal 1998 net sales and approximately 25% of our net sales for the three months ended October 31, 1998. Lowe's and WalMart each represented approximately 16% and 13% of our net sales for the same periods. See "Risk Factors--Concentration of Revenues with a Limited Number of Retailers."

      Retailer Opportunity. We offer retailers the opportunity to increase sales and profits with minimal time and financial investment. Blue Rhino cylinder exchange is available to retailers nationally, providing retailers with attractive sales margins while using exterior retail space. In addition, we offer the potential to increase retailers' sales of ancillary products through increased traffic from repeat cylinder exchange customers and cross-marketing initiatives with other barbecue and outdoor living products.

      Account Set-Up. We actively assist distributors and retailers in obtaining local permits to set up cylinder exchange programs and developing a site plan for cylinder displays. The permitting process is generally completed within 60 days. Typically, within two weeks of obtaining the necessary permits or other approvals, the distributor installs the cylinder displays at the retail location. During the set-up process, our customer service and training personnel conduct in-store training and provide safety manuals to store employees. See "Risk Factors--Varying Local Permitting Processes Affecting Retail Locations" and "--Regulation of Propane."

      Account Service. Blue Rhino cylinder exchange is a turnkey program for retailers. Our employees and distributors work together to set up new accounts, train store employees, deliver the cylinders directly to retail locations, maintain the cylinder displays and cylinder inventory and provide ongoing marketing and sales support. Through our distributor network, we can install and service the Blue Rhino program at retail locations nationwide.

      Sales Support. Our retail sales organization is divided into four regions and includes thirteen corporate sales executives supported by a network of approximately 500 independent sales representatives and grocery brokers. This sales force is responsible for selling the Blue Rhino program to targeted retailers and developing value-added relationships with manufacturers of grills and other barbecue-related products. Our sales managers analyze sales volume by location and coordinate promotions to maximize sales opportunities.

      Systems Support. Through the use of our electronic accounting software, we provide accurate, timely customized invoices and can provide electronic sales and inventory information to retailer home offices to relieve local store managers of processing invoices. We are also capable of providing retailers with detailed information regarding sales trends at each of their Blue Rhino locations.

DISTRIBUTOR NETWORK

      In an effort to build a strong national cylinder exchange program, we have sought to attract experienced, well-capitalized, safety conscious propane distributors to service our target cylinder exchange markets nationwide. The following map shows the location of and the territory served by our 53 distributors:

[Map of United States with locations of Blue Rhino's dedicated distributors marked with a Blue Rhino and locations of non-dedicated distributors marked with a grill cylinder.]

A dedicated distributor's only line of business is servicing Blue Rhino cylinder exchange customers while a non-dedicated distributor operates a traditional propane or industrial gas business in addition to its Blue Rhino cylinder exchange business.

      Distributor Opportunity. Propane distributors have traditionally generated a large part of their sales during cold weather months. We offer distributors an attractive counter-seasonal propane business with access to major retail accounts to sell a recognizable branded product in the growing backyard living segment. We continually pursue new relationships and additional locations with existing retail partners to increase the density of each distributor's territory. Our personnel are experienced in regulatory matters and assist distributors in completing the permitting and set-up process. Through our Rhino Services, L.L.C. subsidiary we offer distributors a cooperative propane buying program and cylinder financing program. We have also arranged for a cylinder leasing program for distributors with USA Leasing, L.L.C. ("USA Leasing"), a company controlled by some of our affiliates. USA Leasing leases cylinders to participating distributors for a monthly rental fee of 1% of the initial purchase price of the cylinders.

      Our distributors lease cylinder displays and sublease handheld computers from us. The distributors lease cylinder displays from us for monthly rental payments equal to 1% of the initial purchase price of the displays for the term of the lease. The distributors are also responsible for maintenance, insurance and risk of loss with respect to the leased cylinder displays. The cylinder display leases may be terminated by either party on 60 days notice. The distributors pay $1.00 per month for each handheld computer which they sublease from us, which is approximately $139 less than the average monthly rent we pay to our lessors for the handheld computers. The handheld computer subleases are terminable by either party on 60 days notice.

      Distributor Standards. We set standards for and continually monitor our distributors' performance to ensure a high level of account service. We encourage distributors to develop an infrastructure sufficient to:

    . Complete customer installations within two weeks of receipt of all necessary permits and governmental approvals
    .  Avoid stock-outs at all accounts serviced
    .  Resolve stock-outs within 48 hours
    .  Respond to retailers' emergency requests within 30 minutes
    . Refurbish and, when necessary, recertify cylinders according to prescribed standards

      Distributor Selection Process. We have selectively identified and pursued high quality distributors through direct contacts and industry trade forums. We screen all distributor candidates by reviewing credit reports and safety records and conducting management reference checks. As a result of our thorough selection process, we have terminated only one distributor to date.

      Distributor Services. We employ business development managers to cultivate and manage ongoing distributor relationships, address set-up and servicing problems and provide distributors with marketing feedback and industry updates. We also employ safety and training personnel who provide set-up seminars and safety training. This continuing support allows distributors to concentrate their efforts on opening and servicing retail locations.

      Dedicated Distributors. In order to establish a presence in and rapidly develop certain key markets, we have entered into distribution agreements with nine distributors dedicated solely to providing Blue Rhino cylinder exchange. Platinum Propane Holding, L.L.C. ("Platinum Propane"), through the five distributors that it owns, serves the largest number of locations and generates the most sales of all distributors. Platinum Propane serves our South/Southeast, Chicago and Los Angeles markets. Ceramic Industries Inc., another dedicated distributor, serves the Houston and Dallas markets. The other three dedicated distributors, Caribou Propane, Javelina Propane and Raven Propane, serve the Pacific Northwest, Phoenix and New Jersey/Philadelphia markets. See "Risk Factors--Potential Conflicts of Interest in Enforcing Remedies Against Our Affiliates."

      Agreements with Distributors. We have entered into distribution agreements with each of our 53 distributors on substantially similar terms. Under these agreements, each distributor must meet prescribed service standards and maintain designated amounts of liability insurance naming us as an additional insured party. The agreements typically run for terms of between three and twenty years. We may terminate the agreements if a distributor does not meet certain required service levels. Each agreement also includes a two-year non-compete clause in the event the agreement is terminated or expires.

      In connection with our transition from a vertically integrated business model to an independent distributor business model, we sold most of our distribution assets to our independent distributors. In most of these sales the distributor paid for the assets by delivering to us a promissory note requiring monthly payments of principal and interest over 60 months and bearing 10.5% interest. We have liens on the assets pursuant to security agreements which contain standard representations and covenants. As of October 31, 1998, eight distributors owed us in the aggregate approximately $462,000 for the purchase of distribution assets from us.

MANAGEMENT INFORMATION SYSTEMS

      We have made a substantial investment in our MIS which we believe enhances our ability to serve retailers and helps to differentiate Blue Rhino from other providers of cylinder exchange. Our technology uses highly integrated, scalable software applications which cost-effectively supports our growing retail location base. Our systems also allow us to use historical data to further enhance the execution, service and identification of new markets and marketing opportunities. The primary components of our systems include the following:

      Sales and Marketing Support System. In partnership with Information Management System Services ("IMSS"), a subsidiary of R.J. Reynolds Tobacco Company, we have developed and implemented a custom database we refer to as OASIS (Online Account Sales Information System). This system facilitates the exchange of information between distributors and ourselves and allows us to develop a database to track delivery and transaction statistics.

      Distributor Level Technology. Each distributor is electronically linked to our accounting and database systems which allow drivers to provide delivery, inventory and invoicing information through handheld computers. This technology enables us to provide retailers with accurate and timely inventory and invoices and assists the distributor in avoiding location stock-outs.

      Financial Systems. We use a custom software package to link the handheld computers used by the distributors with our accounting and financial reporting system which we refer to as BREAS (Blue Rhino Electronic Accounting Systems). All delivery transaction information entered into the handheld computers is uploaded routinely via this software where it is verified and transmitted to our accounting system for invoice processing. Many retailers are invoiced via EDI, eliminating paper processing of those transactions. We pay distributors via electronic deposits to further minimize administrative costs. BREAS was upgraded to be Year 2000 compliant in October 1998. In addition, we have engaged Integrated Solutions International, L.L.C. to, among other things, assist us in exchanging our distributors' handheld computer units for Year 2000 compliant units. However, any failure to complete this upgrade by January 1, 2000 could lead to a significant disruption in our ability to account for sales and deliveries. "Risk Factors--Blue Rhino's Dependence on Management Information Systems," "--Potential Negative Effect of Our Failure to Achieve Year 2000 Compliance" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Year 2000 Compliance."

COMPETITION

      The grill cylinder refilling industry is highly fragmented and competitive. Competition in our industry is based primarily upon convenience, quality of product, service, historical relationships, perceived safety and price. The BIA study states that 79% of the consumers who use propane grills refill rather than exchange their cylinders. Accordingly, our primary competition comes from the approximately 20,000 bulk refilling stations owned and operated by propane dealers, as well as certain rental outlets, recreational vehicle centers and hardware stores. Major propane providers, such as AmeriGas Propane Partners, L.P., Cornerstone Propane Partners, L.P., Ferrellgas Propane Partners, L.P., Heritage Propane Partners, L.P. and Suburban Propane Partners, L.P., could establish new or expand their existing cylinder exchange businesses nationally. These major propane providers have greater resources than we do and may be able to undertake more extensive marketing campaigns and adopt more aggressive pricing policies than we can. We also compete with numerous regional cylinder exchange providers, which typically have operations in a few states, and with local cylinder exchange providers. If these competitors expand their cylinder exchange programs or new competitors enter the market or grow to compete with us on a national scale, our market share and gross margins could decrease.

GOVERNMENTAL REGULATION

      The storing and dispensing of propane is governed by guidelines published by the National Fire Protection Association in Pamphlets 54 and 58. Recent National Fire Protection Association initiatives include a requirement that all grill cylinders placed in use or recertified after September 30, 1998 and all grill cylinders refilled after April 2002 must be fitted with an overfill prevention device valve. Our distributors are also governed by local laws and regulations which vary by municipality and state. Typically, a distributor must obtain permits from a local fire marshal for each propane sales location. Our regional and corporate staffs attempt to assist the distributors in this process whenever feasible. We play an active role in drafting model state legislation through the National Propane Gas Association, an industry association, which attempts to make state and local legislation uniform to provide consumers, retailers and distributors with up to date safety regulations. See "Risk Factors--Regulation of Propane" and "--Volatile Product; Potential Product Liability."

PROPRIETARY RIGHTS

      We have invested substantial time, effort and capital in establishing the Blue Rhino brand and believe that our trademarks are an important part of our business strategy. We have a registered trademark for the use of the Blue Rhino logo, including the name, and the RhinoTUFF name and have trademark applications pending for Tri-Safe, Endless Summer and Endless Summer Comfort. While we may apply for additional trademarks or copyrights in the future, no assurance can be given that any trademarks or copyrights will be issued, that any of our trademarks or patents will be held valid if subsequently challenged or that others will not claim rights in or ownership of our trademarks or copyrights and other proprietary rights.

LITIGATION

      In the ordinary course of our business, we are involved in certain pending or threatened legal proceedings from time to time. In the opinion of management, none of the legal proceedings currently pending or threatened will have a material effect on our financial position or results of operations. See "Risk Factors--Volatile Product; Potential Product Liability."

EMPLOYEES

      As of December 31, 1998, we had 60 employees, of whom 22 were engaged in sales and marketing, 12 in distributor services, four in information systems and 22 in administration and finance. We have not experienced any work stoppages and believe we have good relations with our employees.

FACILITIES

      Our headquarters are located in Winston-Salem, North Carolina in facilities we lease from Rhino Real Estate, L.L.C., a company affiliated with two of our directors. Pursuant to the terms of the lease, we pay annual rent of approximately $213,000, plus our allocable share of all taxes, utilities and maintenance. The lease terminates on December 31, 2001 and includes an option to renew for one three-year term.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

      Our executive officers and directors and their ages as of the date of this prospectus are as follows:

      NAME                         AGE POSITION
      ----                         --- --------
      Billy D. Prim (1)..........   42 Chairman of the Board, President
                                       and Chief Executive Officer
      Andrew J. Filipowski (1)...   48 Vice Chairman
      Mark Castaneda.............   34 Chief Financial Officer, Secretary and Director
      Kay B. Martin..............   46 Vice President, Chief Information Officer
      Richard E. Belmont.........   39 Vice President, Marketing
      Joseph T. Culp.............   41 Vice President, Partner Development
      Jerald D. Shadley..........   51 Vice President, Sales
      Thomas W. Ferrell..........   46 Vice President, Products
      Richard A. Brenner (2)(3)..   35 Director
      Steven D. Devick (2)(3)....   46 Director
      Craig J. Duchossois (1)....   54 Director
      John H. Muehlstein (3).....   43 Director

--------

(1)Member of the Executive Committee.
(2)Member of the Compensation Committee.
(3)Member of the Audit Committee.

      Billy D. Prim co-founded Blue Rhino Corporation in March 1994 and has served as its Chief Executive Officer and Chairman since its incorporation and as its President since January 1996. Mr. Prim also serves as president and chief executive officer and is a 51% stockholder of American Oil and Gas, Inc., a North Carolina based holding company. Until April 1995, American Oil and Gas, Inc. was a distributor of propane gas, home heating oil, diesel fuel and kerosene. Mr. Prim is a director and part owner of several privately-held companies, including Platinum Propane, Caribou Propane, Javelina Propane and Raven Propane which act as our distributors. Mr. Prim is also a part owner and the manager of USA Leasing which leases cylinders to our distributors. Mr. Prim is also a director of Bison Valve, L.L.C. ("Bison Valve"), Southern Community Bank & Trust and the National Propane Gas Association.

      Andrew J. Filipowski co-founded Blue Rhino Corporation in March 1994 and has served as its Vice Chairman since May 1994. Mr. Filipowski is a co-founder of Platinum technology, Inc. and has been its chairman of the board, president and chief executive officer since its formation in April 1987. Mr. Filipowski is also a director of Platinum Entertainment, Inc., System Software Associates, Inc. and several privately-held companies including Bison Valve and Platinum Propane, Caribou Propane, Javelina Propane and Raven Propane, which act as our distributors.

      Mark Castaneda has served as our Chief Financial Officer since October 1997, our Secretary since February 1998 and one of our directors since August 1998. Prior to joining us, Mr. Castaneda served as the vice president of finance and the chief financial officer for All Star Gas Corporation from July 1995 until October 1997, served as a director of planning and controller of Skelgas Propane, Inc. from May 1991 to July 1995, and as a certified public accountant with Deloitte & Touche LLP from June 1986 to May 1991.

      Kay B. Martin has served as our Vice President and Chief Information Officer since March 1997. Prior to joining us, Ms. Martin served as the director of information resources for R.J. Reynolds Tobacco Company from March 1988 to March 1997.

      Richard E. Belmont has served as our Vice President of Marketing since August 1998 and served as our Vice President of Sales and Marketing from March 1995 to August 1998. Prior to joining us, Mr. Belmont was a product planning manager and a product manager with the Char-Broil Division of W.C. Bradley Co. from January 1991 to March 1995. Mr. Belmont is currently a director of the Barbecue Industry Association of America.

      Joseph T. Culp has served as our Vice President of Partner Development since November 1995. Prior to joining us, Mr. Culp was the general manager of Skelgas Propane, Inc. from February 1994 to November 1995, and a regional manager for Suburban Propane Partners, L.P. from January 1981 to February 1994.

      Jerald D. Shadley has served as our Vice President of Sales since August 1998. Prior to joining us, Mr. Shadley served as vice president of sales and marketing for McCulloch Corp. from January 1996 to May 1998. Mr. Shadley was also executive vice president, sales and marketing from July 1994 to January 1996 and vice president, sales and marketing from April 1991 to July 1994 for Homelite, Inc.

      Thomas W. Ferrell has served as our Vice President of Products since November 1998. Mr. Ferrell previously served as manager of our Rhino Services subsidiary from March 1997 to November 1998. Prior to joining us, Mr. Ferrell served as president of Total Operations Management, Inc. from November 1993 to March 1997.

      Richard A. Brenner has served as a director since August 1998. Mr. Brenner has served as president of Amarr Company since July 1993 and has served on the Board of Advisors of Wachovia Bank since 1993.

      Steven D. Devick has served as one of our directors since May 1994. Mr. Devick is a co-founder of Platinum Entertainment, Inc. and has served as its chairman of the board and chief executive officer since January 1992 and as its president since January 1996. Mr. Devick is a director of Platinum technology, Inc., as well as an officer and director of several privately-held companies.

      Craig J. Duchossois has served as one of our directors since May 1994. Mr. Duchossois has been the chief executive officer of Duchossois Industries, Inc. since 1995 and served as its president from 1986 to 1995. Mr. Duchossois has also served as a director of Platinum Entertainment, Inc., and currently serves as a director of Bissell, Inc. and LaSalle National Bank as well as several privately-held companies, including Bison Valve.

      John H. Muehlstein has served as one of our directors since September 1995. Since 1986, Mr. Muehlstein has been a partner of the law firm of Pedersen & Houpt, P.C., our legal counsel. Mr. Muehlstein also serves as a director of Einstein/Noah Bagel Corp., SpinCycle, Inc. and several privately-held companies.

COMMITTEES OF THE BOARD OF DIRECTORS

      The board of directors has an executive committee, a compensation committee and an audit committee. The executive committee makes recommendations to the board of directors concerning matters of strategic planning and operational management of Blue Rhino Corporation and has the power to address matters on behalf of the board of directors which require attention between meetings of the board of directors. The compensation committee makes recommendations to the board of directors concerning salaries and incentive compensation for our officers and employees and administers the 1994 Stock Incentive Plan ("1994 Stock Incentive Plan"), the 1998 Stock Incentive Plan ("1998 Stock Incentive Plan"), the Distributor Incentive Stock Option Plan ("Distributor Option Plan") and the

Amended and Restated Stock Option Plan for Non-employee Directors ("Director Option Plan"). The audit committee makes recommendations to the board of directors regarding the selection of independent accountants, reviews the results and scope of the audit and other accounting related services and reviews and evaluates our internal control functions.

DIRECTOR COMPENSATION

      Directors currently receive no cash compensation for serving on the board of directors, although they are reimbursed for their reasonable expenses incurred in connection with the performance of their duties as directors. Prior to our initial public offering, the directors were eligible to receive stock options under the 1994 Stock Incentive Plan. Our directors collectively hold 101,987 options granted to them under the 1994 Stock Incentive Plan with a weighted average exercise price of $6.48 per share. Since our initial public offering, non-employee directors have been eligible to receive options under the Director Option Plan. See "--Director Option Plan."

EXECUTIVE COMPENSATION

      The following table sets forth certain information regarding compensation we paid for the fiscal years ended July 31, 1998 and 1997 to our Chief Executive Officer and our other executive officers whose total salary plus bonus exceeded $100,000 for such fiscal year ("Named Officers").

                           SUMMARY COMPENSATION TABLE

                                                ANNUAL            LONG-TERM
                                             COMPENSATION       COMPENSATION
                                             -------------    -----------------
                                                              SHARES UNDERLYING
           NAME AND PRINCIPAL POSITION       YEAR  SALARY       STOCK OPTIONS
      -------------------------------------  ---- --------    -----------------
      Billy D. Prim........................  1998 $218,538         43,312
       Chief Executive Officer.............  1997 $125,250         57,088
      Richard E. Belmont...................  1998 $112,708         26,890
       Vice President Sales and Marketing..  1997 $106,727          1,890
      Joseph T. Culp.......................  1998 $109,710         26,890
       Vice President of Partner
        Development........................  1997 $104,242          1,890
      Mark Castaneda.......................  1998 $ 78,846(1)      32,561
       Secretary and Chief Financial
        Officer............................  1997 $    --             --
      Kay B. Martin........................  1998 $102,288         26,890
       Vice President and Chief Information
        Officer............................  1997 $ 38,712(2)       5,671

--------

(1) Mr. Castaneda's salary for fiscal 1998 reflects amounts earned from the commencement of his employment with us in October 1997 through July 1998.
(2) Ms. Martin's salary for fiscal 1997 reflects amounts earned from the commencement of her employment with us in February 1997 through July 1997.

OPTION GRANTS

      The following table sets forth information on grants of stock options to the Named Officers pursuant to the 1994 Stock Incentive Plan and the 1998 Stock Incentive Plan during fiscal 1998.

                       OPTION GRANTS IN LAST FISCAL YEAR

                                                                           POTENTIAL
                                                                          REALIZABLE
                                                                       VALUE AT ASSUMED
                                                                         ANNUAL RATES
                         NUMBER OF       % OF                           OF STOCK PRICE
                         SECURITIES  TOTAL OPTIONS EXERCISE            APPRECIATION FOR
                         UNDERLYING   GRANTED TO    PRICE                OPTION TERM(2)
                          OPTIONS    EMPLOYEES IN    PER    EXPIRATION -----------------
NAME                     GRANTED(1)   FISCAL YEAR   SHARE      DATE       5%      10%
----                     ----------  ------------- -------- ---------- -------- --------
Billy D. Prim...........   40,000        13.6%      $13.00   5/18/08   $327,025 $828,746
                            3,312(3)      1.1%      $ 6.61    8/1/07     13,759   34,882
Richard E. Belmont......   25,000         8.5%      $13.00   5/18/08    204,391  517,966
                            1,890(3)      0.6%      $ 6.61    8/1/07      7,852   19,906
Joseph T. Culp..........   25,000         8.5%      $13.00   5/18/08    204,391  517,966
                            1,890(3)      0.6%      $ 6.61    8/1/07      7,852   19,906
Mark Castaneda..........   25,000         8.5%      $13.00   5/18/08    204,391  517,966
                            7,561(3)      2.6%      $ 6.61    8/1/07     31,411   79,633
Kay B. Martin...........   25,000         8.5%      $13.00   5/18/08    204,391  517,966
                            1,890(3)      0.6%      $ 6.61    8/1/07      7,852   19,906

--------
(1) Except as described in note 3 below, options were granted pursuant to the 1998 Stock Incentive Plan. These options have a term of ten years, are nonqualified stock options and have an exercise price equal to the fair value of the common stock on the date of grant. Options vest 20% on each anniversary of the grant date until fully vested and are exercisable upon vesting. In determining the fair market value of the common stock for options issued prior to the establishment of a public market for the common stock, the compensation committee relied on the estimate of the mid-point of the estimated range of the offering price for the common stock for our initial public offering.
(2) The 5% and 10% assumed annual rates of compounded stock price appreciation are mandated by rules of the Securities and Exchange Commission and do not represent our estimate or projection of our future common stock prices.
(3) Options were granted pursuant to the 1994 Stock Incentive Plan. These options have a term of ten years, are nonqualified stock options and have an exercise price equal to the actual or estimated fair value of the common stock on the date of grant. All options issued under the 1994 Stock Incentive Plan are fully vested and exercisable. In determining the fair market value of the common stock for options issued prior to our initial public offering, the board of directors considered various factors, including our financial condition and business prospects, our operating results and the absence of a market for our common stock.

      The following table sets forth information with respect to unexercised stock options granted under the 1994 Stock Incentive Plan as of the end of fiscal 1998. The Named Officers did not exercise any stock options during fiscal 1998.

   AGGREGATED OPTION EXERCISES IN LAST FISCAL YEAR AND FISCAL YEAR-END VALUES

                                     NUMBER OF           VALUE OF UNEXERCISED
                                      OPTIONS           IN-THE-MONEY OPTIONS AT
                               HELD AT JULY 31, 1998       JULY 31, 1998(1)
                             ------------------------- -------------------------
NAME                         EXERCISABLE UNEXERCISABLE EXERCISABLE UNEXERCISABLE
----                         ----------- ------------- ----------- -------------
Billy D. Prim...............   64,180       40,000      $585,144     $120,000
Richard E. Belmont..........   15,122       25,000      $164,901     $ 75,000
Joseph T. Culp..............   15,122       25,000      $164,901     $ 75,000
Mark Castaneda..............    7,561       25,000      $ 70,978     $ 75,000
Kay B. Martin...............    7,561       25,000      $ 70,978     $ 75,000

--------

(1) Calculated by determining the difference between the fair market value of the securities underlying the options at July 31, 1998 of $16.00 per share and the exercise price of the Named Officer's options.

1994 STOCK INCENTIVE PLAN

      The 1994 Stock Incentive Plan was adopted by the board of directors and approved by the stockholders in December 1994. We currently have 167,740 shares of common stock reserved for issuance upon the exercise of options granted under this plan. As of December 31, 1998, options to purchase 167,740 shares of common stock at a weighted average exercise price of $6.16 per share were outstanding under the 1994 Stock Incentive Plan. As of December 31, 1998, options to purchase 14,869 shares of common stock at an exercise price of $4.69 per share have been exercised. Upon consummation of our initial public offering, all outstanding options under the 1994 Stock Incentive Plan became vested. No additional options, stock appreciation rights, restricted stock or deferred stock will be granted under the 1994 Stock Incentive Plan.

1998 STOCK INCENTIVE PLAN

      The board of directors adopted and the stockholders approved the 1998 Stock Incentive Plan in November 1997, effective as of May 18, 1998. As of December 31, 1998, options to purchase 300,000 common shares at a weighted average exercise price of $13.00 per share were outstanding under the plan. While the 1998 Stock Incentive Plan provides for the issuance of up to an additional 900,000 shares of common stock upon the exercise of options to be granted under the plan, we have delivered a letter to the underwriters stating that, prior to 360 days after the closing of this offering, we will not grant options to purchase more than an additional 300,000 shares of common stock pursuant to the plan. Pursuant to the 1998 Stock Incentive Plan, we may grant options to officers, employees, consultants and advisors to encourage them to acquire a proprietary interest in Blue Rhino and to generate an increased incentive to contribute to our future success. Options granted under the 1998 Stock Incentive Plan are not "incentive stock options," as that term is defined in Section 422(b) of the Internal Revenue Code of 1986, as amended (the "Code"). The compensation committee of the board of directors is the administrator for the 1998 Stock Incentive Plan and has the power to grant options to select officers, employees, consultants and advisors, determine the number of shares of common stock subject to each grant and the vesting, price and terms of exercise for each option granted. However, options may not be granted with an exercise price per share less than the fair market value per share of the common stock as of the date of the grant. The compensation committee also may adjust the number of shares of common stock subject to option grants in case of stock dividends, stock splits, recapitalizations and other similar events. Options may not be assigned or transferred except by will or operation of the laws of descent and distribution. Subject to vesting requirements, options granted under the 1998 Stock Incentive Plan may be exercised only by the participant, with certain exceptions in the event of death during his or her employment with or engagement by Blue Rhino.

DIRECTOR OPTION PLAN

      All non-employee directors may participate in the Director Option Plan. The board of directors approved the Director Option Plan in November 1997, and the plan became effective on May 18, 1998. The Director Option Plan was amended and restated on December 30, 1998. We have reserved 100,000 shares of common stock for issuance under the Director Option Plan. As of December 31, 1998, options to purchase 56,000 shares of common stock, at a weighted average exercise price of $21.68 per share, were outstanding under the plan. Of the options to purchase 56,000 shares currently outstanding, options to purchase 16,000 shares were granted on December 21, 1998 to four non-employee directors for service in fiscal 1998. Options to purchase the other 40,000 shares were granted to five non-employee directors for service in fiscal 1999. All grants for fiscal 1999 and thereafter are subject to forfeiture in the event a director fails to attend at least two quarterly board of directors meetings prior to the next annual meeting. If the director attends at least two but less than four meetings, the director will forfeit options to purchase one quarter of the shares he received for that fiscal year for each meeting less than four which he attends. For service in fiscal 2000 and beyond, the board of directors has approved an annual grant under the Director Option Plan of options to purchase 4,000 shares of common stock as of the day after the annual stockholders meeting with an exercise price equal to the fair market value of the stock on the grant date. One-third of the options granted under this plan vest on each of the first three anniversaries of the grant date. See "-- Director Compensation."

      Options granted under the Director Option Plan are not "incentive stock options," as that term is defined in Section 422(b) of the Code. The compensation committee of the board of directors administers the Director Option Plan and has the power to adjust the number of shares of common stock subject to option grants in case of stock dividends, stock splits, recapitalizations and other similar events. Each option granted under the Director Option Plan is exercisable for a period not to exceed ten years from the date of grant and shall lapse upon expiration of such period. Options may not be assigned or transferred except by will or operation of the laws of descent and distribution and each option is exercisable during the lifetime of the optionee only by such optionee.

DISTRIBUTOR OPTION PLAN

      In November 1997, the board of directors adopted and the stockholders approved the Distributor Option Plan which became effective on May 18, 1998. We have reserved 400,000 shares of common stock for issuance upon the exercise of options granted under the Distributor Option Plan. In May 1998, we granted options to purchase 240,887 shares of common stock to existing Blue Rhino distributors at an exercise price equal to $13.00 per share. Blue Rhino distributors and their stockholders, partners, members, directors, general partners, managers, officers, employees and consultants are eligible to receive options under the Distributor Option Plan. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

      We adopted the Distributor Option Plan to assist in attracting and retaining distributors, to provide distributors an incentive to offer quality service to and increase the number of our customer accounts and to promote the alignment of our distributors' and our stockholders' interests. Options issued under the Distributor Option Plan will not be "incentive stock options" as that term is defined in Section 422(b) of the Code, nor is the Distributor Option Plan an "employee benefit plan" as that term is defined under Rule 405 promulgated under the Securities Act. The compensation committee of the board of directors administers the Distributor Option Plan and has the power to select distributors for participation and to determine the number of shares of common stock subject to each grant. The exercise price for options granted to distributors under the Distributor Option Plan will be the market price of our common stock on the date of the option grant. Options granted under the Distributor Option Plan will typically have a term of ten years and vest over four years with 25% vesting on the first anniversary of the end of the quarter during which the options were granted and on each subsequent end of quarter anniversary thereafter until fully vested. We intend to register the shares of common stock to be issued upon the exercise of vested options granted under the Distributor Option Plan. In the event we do not or are unable to register shares in a sufficient number to issue to distributors upon their exercise of vested options issued under the Distributor Option Plan, the options shall be exercisable only in the event exemptions from registration under the Securities Act and state "blue sky" laws exist for the issuance of shares upon the exercise of the option.

401(K) PLAN

      As of January 1, 1999, our employees may participate in our 401(k) plan. All Blue Rhino employees who have been employed for six months or more are eligible to participate in the plan beginning on the first day of the first fiscal quarter following the completion of 1,000 hours of service. Participants in the 401(k) plan may contribute up to 15% of their total base compensation to the plan, subject to applicable Internal Revenue Code limitations. Each employee's interest in contributions we make on their behalf, if any, vests 20% per year of service. Any contributions we make are at our discretion and no such contributions have been made to date.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

      During fiscal 1998, Messrs. Devick, Duchossois, Filipowski, S.H. Fogleman III and Prim served on the compensation committee of our board of directors. Mr. Fogleman resigned from our compensation committee and board of directors in August 1998. Messrs. Filipowski and Prim resigned from our compensation committee in February 1998 and Mr. Duchossois resigned from our compensation committee in November 1998. Our compensation committee is currently comprised of Messrs. Brenner and Devick. Mr. Fogleman was our Chief Financial Officer and Vice President, Finance from May 1994 until December 1995.

      Since March 1994, we have leased our offices in Winston-Salem, North Carolina from Rhino Real Estate, L.L.C., an entity owned 50% by Mr. Filipowski and 50% by Mr. Prim. Pursuant to the terms of the lease, we pay annual rent of approximately $213,000, plus our allocable share of all taxes, utilities and maintenance. The lease terminates on December 31, 2001 and includes an option to renew for one three-year term.

      In October 1995, we sold 12,575 units for $1,000 per unit. Each unit consisted of a 10.5% senior discount note with a face value of $1,364.93 ("Senior Discount Note") and a warrant to purchase approximately 40 shares of common stock at an exercise price of approximately $4.59 per share ("1995 Warrants"). Mr. Prim, individually and through affiliates, purchased 25 units, Mr. Filipowski purchased 200 units and Mr. Duchossois and his affiliates purchased 1,000 units. In consideration for their assistance in securing financing, certain individuals received 1995 Warrants to purchase in the aggregate 72,589 shares of common stock at an exercise price of $4.59 per share which included 1995 Warrants to purchase 27,095 shares of common stock issued to Mr. Duchossois and his affiliates. All outstanding Senior Discount Notes were repaid in full with a portion of the proceeds from our initial public offering and the 1995 Warrants were exercised concurrently with the consummation of our initial public offering.

      In June 1996, we awarded distributorships for North Carolina, South Carolina, Georgia, Florida and parts of Virginia and Tennessee to Platinum Propane Corporation ("PPC"), an entity indirectly owned and managed by Messrs. Prim and Filipowski. The terms of the distribution agreements are substantially the same as those negotiated with other Blue Rhino distributors. In March 1997, Messrs. Prim and Filipowski contributed the assets and certain liabilities of PPC to Platinum Propane, L.L.C. ("Platinum Propane") in exchange for approximately 40% of the membership interests in Platinum Propane. In March 1997, Platinum Propane raised approximately $4.8 million in a private placement of membership interests pursuant to which Mr. Duchossois and his affiliates invested $375,000. On March 1, 1997, we sold 151,229 shares of common stock and a warrant to purchase 113,422 shares of common stock at an exercise price of $6.61 per share to Platinum Propane for an aggregate purchase price of $1.0 million. At the same time, we entered into distribution agreements with subsidiaries of Platinum Propane covering the Chicago and Los Angeles territories, in addition to the territories previously served by PPC. Messrs. Prim and Filipowski have the ability to select, and currently occupy, two of the seven director positions at Platinum Propane. In fiscal 1996 we paid PPC approximately $1.6 million, and in fiscal 1997 and 1998, we paid Platinum Propane approximately $5.3 million and $7.9 million, respectively, for cylinder exchange services performed by them. We have also entered into cylinder display financing leases with Platinum Propane requiring lease payments of $11,295 per month as of July 31, 1998. We purchased approximately $3.2 million of grill cylinders from Platinum Propane through December 31, 1998.

      We entered into distribution agreements in February 1998 with Caribou Propane to service our Pacific Northwest market and Javelina Propane to service our Phoenix market and in May 1998 with Raven Propane to service our Philadelphia/New Jersey markets. Messrs. Prim and Filipowski own, in the aggregate, 45% of the membership interests in Caribou Propane, Javelina Propane and Raven Propane. The terms of the distribution agreements are substantially the same as those negotiated with other Blue Rhino distributors. In fiscal 1998, we paid Caribou Propane, Javelina Propane and Raven Propane approximately $31,000, $118,000 and $381,000, respectively, for cylinder exchange services performed by them. We purchased approximately $200,000, $184,000 and $303,000 of grill cylinders from Caribou Propane, Javelina Propane and Raven Propane, respectively, through December 31, 1998.

      In May 1998, we granted the following options pursuant to the Distributor Option Plan:

                                 NUMBER OF SHARES
             DISTRIBUTOR        SUBJECT TO OPTIONS
             -----------        ------------------
             Caribou Propane..         4,600
             Javelina
              Propane.........         5,282
             Platinum
              Propane.........        74,461
             Raven Propane....        10,051

These options vest 25% on July 31, 1999 and each July 31st thereafter until fully vested and may be exercised at a price of $13.00 per share on or before May 18, 2008.

      In January 1998, Messrs. Filipowski and Duchossois along with two other stockholders collectively loaned us $3.25 million at a rate of 10.5% per annum. These loans were repaid in full with a portion of the proceeds from our initial public offering. The stockholders received warrants to purchase approximately
0.08 shares of common stock for every $3.00 they loaned to us for a total of 81,913 shares (the "1998 Warrants"). Messrs. Filipowski and Duchossois each loaned us $1.45 million and received 1998 Warrants to purchase 36,456 shares of common stock. The 1998 Warrants may be exercised prior to December 31, 2008 at a price per share of $13.00.

      Mr. Prim executed a guarantee in favor of Blue Rhino Corporation in connection with our outstanding loan to Bison Valve. We have signed a letter of intent to purchase Bison Valve. This acquisition will relieve Mr. Prim of his obligations under this guarantee.

      During the three months ended October 31, 1998, we acquired approximately $4.6 million of cylinders from our distributors in contemplation of selling cylinders to USA Leasing. In previous periods, we also acquired approximately $2.9 million of cylinders in connection with the acquisition of retail accounts and purchases from our distributors. In October 1998, we sold grill cylinders to USA Leasing for $6.5 million. Messrs. Prim, Duchossois and Filipowski own approximately 74% of the membership interests in USA Leasing and Mr. Prim serves as its manager. This sale of cylinders was in contemplation of an operating lease arrangement between USA Leasing and our distributors whereby participating distributors pay rent of 1% per month of the initial purchase price of the cylinders. We have guaranteed 80% of USA Leasing's $13.0 million credit facility with NationsBank, N.A. See "Certain Transactions."

      We believe that the foregoing transactions with directors, officers, stockholders and other affiliates were completed on terms as favorable to us as could have been obtained from unaffiliated third parties. We have adopted a policy that we will not enter into any material transaction in which one of our directors, officers or stockholders has a direct or indirect financial interest, unless the transaction is determined by our board of directors to be fair to us or is approved by a majority of our disinterested directors or by our stockholders.

                              CERTAIN TRANSACTIONS

      Billy D. Prim and Andrew J. Filipowski founded Blue Rhino Corporation in March 1994, contributing the assets of American Cylinder Exchange, Inc. in consideration for 746,692 and 589,792 shares of our common stock, respectively.

      John Muehlstein, one of our directors, is a partner in the firm of Pedersen & Houpt, P.C., our legal counsel.

      Peer Pedersen, one of our stockholders and part owner of USA Leasing, is a partner of Pedersen & Houpt, P.C. See "Risk Factors--Potential Conflicts of Interest in Enforcing Remedies Against Our Affiliates" and "Management-- Compensation Committee Interlocks and Insider Participation."

                             PRINCIPAL STOCKHOLDERS

      The following table sets forth certain information regarding beneficial ownership of the common stock as of November 30, 1998 (and as adjusted for this offering) by (i) each person known by us to beneficially own more than 5% of our common stock; (ii) each of our directors; (iii) each Named Officer; and
(iv) all of our executive officers and directors as a group.

                                                          PERCENT OF SHARES
                                                         BENEFICIALLY OWNED
                                                       -----------------------
                                             SHARES     PRIOR TO
                                          BENEFICIALLY    THIS     AFTER THIS
            NAME AND ADDRESS                OWNED(1)   OFFERING(2) OFFERING(3)
            ----------------              ------------ ----------- -----------
DIRECTORS AND NAMED OFFICERS:
Andrew J. Filipowski(4)
  1815 S. Meyers Road
  Oakbrook Terrace, IL 60181.............  1,861,869      24.2%       19.2%
Billy D. Prim(5)
  104 Cambridge Plaza Drive
  Winston-Salem, NC 27104................  1,344,497      17.5%       13.9%
Craig J. Duchossois(6)
  845 Larch Avenue
  Elmhurst, IL 60126.....................    456,994       6.0%        4.7%
Richard E. Belmont(7)....................     15,122         *           *
Joseph T. Culp(7)........................     15,122         *           *
Mark Castaneda(8)........................      8,061         *           *
Kay B. Martin(9).........................      8,561         *           *
Richard A. Brenner.......................      8,665         *           *
Steven D. Devick(10).....................    332,119       4.3%        3.4%
John H. Muehlstein(7)....................      3,781         *           *
Directors and Named Officers as a group
 (10 individuals)(11)....................  3,303,371      42.1%       33.5%
5% STOCKHOLDERS:
Gilder, Gagnon, Howe & Co.(12)
  1775 Broadway, 26th Floor
  New York, NY 10019.....................  1,023,675      13.4%       10.6%
Feirstein Capital Management(13)
  767 Third Avenue, 28th Floor
  New York, NY 10017.....................    500,000       6.5%        5.2%
Zweig-DiMenna Special Opportunities,
 L.P.(14)
  900 Third Avenue
  New York, NY 10022.....................    385,000       5.0%        4.0%

--------

    * Less than 1%.

 (1) Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, shares of common stock subject to options or warrants held by that person that are currently exercisable or exercisable within 60 days of the date hereof are deemed outstanding. Except as indicated in the footnotes to this table and as provided pursuant to applicable community property laws, the stockholders named in the table have sole voting and investment power with respect to the shares set forth opposite each stockholder's name.
 (2) Percent of Shares Beneficially Owned--Prior to this Offering reflects 7,639,267 shares outstanding as of November 30, 1998.
 (3) Percent of Shares Beneficially Owned--After this Offering reflects the 2,000,000 shares of common stock issued by Blue Rhino Corporation and do not include any shares issued upon the exercise of the underwriters' over-allotment.
 (4) Includes 1,039,879 shares of common stock owned by Mr. Filipowski, 18,903 shares of common stock issuable upon the exercise of vested options under the 1994 Stock Incentive Plan held by Mr. Filipowski, 36,546 shares of common stock issuable upon exercise of the 1998 Warrants, 216,127 shares of common stock owned by American Oil and Gas, Inc., of which Mr. Filipowski owns 40% of the issued and outstanding shares, 206,955 shares owned by Platinum Propane, of which Mr. Filipowski acts as a director and indirectly owns 16% of the membership interests, 328,338 shares of common stock owned by Platinum Venture Partners I, L.P. ("PVP"), the general partner of which is Platinum Venture Partners, Inc. ("PVP, Inc."), a corporation of which Mr. Filipowski owns 22.5% of the shares and serves as a director, 1,890 shares of common stock beneficially owned by Jennifer R. Filipowski, 1,890 shares of common stock beneficially owned by Mr. Filipowski as trustee on behalf of the Andrew E. Filipowski Trust, 1,890 shares of common stock beneficially owned by Veronica Filipowski as trustee on behalf of the Alexandria Filipowski Trust, 1,890 shares of common stock beneficially owned by Veronica Filipowski as trustee on behalf of the James Meadows Trust and 7,561 shares of common stock beneficially owned by Veronica Filipowski.
 (5) Includes 845,894 shares of common stock held by Mr. Prim, 64,180 shares of common stock issuable upon the exercise of vested options under the 1994 Stock Incentive Plan held by Mr. Prim, 216,127 shares of common stock owned by American Oil and Gas, Inc., of which Mr. Prim owns 51% of the issued and outstanding shares and has voting control, 206,955 shares owned by Platinum Propane, of which Mr. Prim acts as a director and indirectly owns 20.4% of the membership interests, 7,561 shares of common stock beneficially owned by Debbie W. Prim, 1,890 shares of common stock beneficially owned by Debbie W. Prim as trustee on behalf of Sarcanda Westmoreland and 1,890 shares of common stock beneficially owned by Debbie
     W. Prim as trustee on behalf of Anthony G. Westmoreland.
 (6) Includes 338,862 shares of common stock beneficially owned by the Craig J. Duchossois Revocable Trust of which Mr. Duchossois is the trustee, 36,546 shares of common stock issuable upon exercise of the 1998 Warrants, 2,500 shares of common stock beneficially owned by R. Bruce Duchossois over which Mr. Duchossois has voting and investment control, 3,781 shares of common stock issuable upon the exercise of vested options held by Mr. Duchossois, and 75,305 shares of common stock beneficially owned by the Kimberly Family Discretionary Trust over which Mr. Duchossois has voting and investment control.
 (7) Represents the number of shares issuable upon the exercise of vested options.
 (8) Includes 500 shares of common stock owned by Mr. Castaneda and 7,561 shares of common stock issuable upon the exercise of vested options held by Mr. Castaneda.
 (9) Includes 1,000 shares of common stock owned by Ms. Martin and 7,561 shares of common stock issuable upon the exercise of vested options held by Ms. Martin.
(10) Includes 3,781 shares issuable upon the exercise of vested options held by Mr. Devick and 328,338 shares owned beneficially by PVP, the general partner of which is PVP, Inc.
(11) Includes 3,090,487 shares of common stock and options and warrants to purchase 212,884 shares which are currently exercisable or exercisable within 60 days of the date of this prospectus which are beneficially owned by the directors and Named Officers as a group.
(12) Derived from a Schedule 13G dated August 11, 1998 and furnished to us by Gilder, Gagnon, Howe and Co. ("GGH"). The Schedule 13G indicates that GGH had shared investment control for all 1,023,675 shares of common stock and shared voting power for 13,000 of such shares of common stock.
(13) Derived from a Schedule 13G dated November 10, 1998 and jointly furnished to us pursuant to a joint filing agreement by Barry R. Feirstein, Feirstein Capital Management, L.L.C. ("FCM") and Feirstein Partners, L.P. ("FP"). The Schedule 13G indicates that Mr. Feirstein had sole voting and dispositive power over 60,100 shares of common stock and Mr. Feirstein, FCM and FP shared voting and dispositive power over 439,900 shares of common stock.
(14) Derived from a Schedule 13G dated June 4, 1998 and jointly furnished to us pursuant to a joint filing agreement by Zweig-DiMenna Special Opportunities, L.P. ("ZD Opportunities"), Zweig-DiMenna Partners, L.P. ("ZD Partners"), Zweig-DiMenna International Limited ("ZD Limited"), Zweig-DiMenna International Managers, Inc. ("ZD Managers") and Gotham Advisors, Inc. ("Gotham"). The Schedule 13G indicates that these entities beneficially owned our common stock as follows: (i) ZD Opportunities-- 49,100 shares, (ii) ZD Partners--82,500 shares, (iii) ZD Limited--198,700 shares, (iv) ZD Managers--35,200 shares and (v) Gotham--19,500 shares.

                          DESCRIPTION OF CAPITAL STOCK

      Our authorized capital stock consists of 100,000,000 shares of common stock having a par value of $0.001 per share and 20,000,000 shares of "blank check" preferred stock having a par value of $0.001 per share.

      The following description of our capital stock and certain provisions of our Second Amended and Restated Certificate of Incorporation (the "Charter") and our by-laws is qualified in its entirety by the provisions of the Charter and by-laws (which are included as exhibits to the Registration Statement of which this prospectus is a part) and the General Corporation Law of the State of Delaware (the "DGCL").

COMMON STOCK

      All outstanding shares of common stock are fully paid and nonassessable. The holders of common stock are entitled to one vote for each share held of record on all matters voted upon by stockholders and may not cumulate votes. Thus, the owners of a majority of the common stock outstanding may elect all of the directors if they choose to do so, and the owners of the balance of such shares would not be able to elect any directors. Subject to the rights of holders of any future series of preferred stock that may be designated, each share of outstanding common stock is entitled to participate equally in any distribution of net assets made to the stockholders in a liquidation, dissolution or winding up of Blue Rhino Corporation and is entitled to participate equally in dividends if, as and when declared by our board of directors. There are no redemption, sinking fund, conversion or preemptive rights with respect to the shares of common stock. All shares of common stock have equal rights and preferences. See "Risk Factors--Management's Substantial Ownership of Blue Rhino," "--Future Sales of Shares May Negatively Affect Market Price" and "Shares Eligible for Future Sale."

PREFERRED STOCK

      Our board of directors is authorized, subject to certain limitations prescribed by law, without further stockholder approval, to issue from time to time up to 20,000,000 shares of preferred stock and to determine the price, rights, preferences and privileges of those shares. In addition, the terms of the preferred stock and the rights of the holders of preferred stock may adversely affect the rights of the holders of common stock. While we have no present intention to issue shares of preferred stock, such issuance could have the effect of making it more difficult for a third party to acquire a majority of our outstanding voting stock. In addition, such preferred stock may have other rights, including economic rights senior to the common stock, and, as a result, the issuance of preferred stock could negatively impact the market value of the common stock.

WARRANTS

      The holders of the 1998 Warrants have the right to purchase in the aggregate 81,913 shares of common stock at an exercise price of $13.00 per share. The 1998 Warrants are exercisable until December 31, 2008.

CERTAIN PROVISIONS OF DELAWARE LAW

      Business Combination Provision. We are subject to the provisions of
Section 203 of the DGCL. Subject to certain exceptions, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the interested stockholder attained such status with the approval of the board of directors or unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, assets sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an

"interested stockholder" is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation's voting stock.

      Limitation on Liability. As permitted by the provisions of the DGCL, the Charter eliminates, in certain circumstances, the monetary liability of our directors for a breach of their fiduciary duty as directors. These provisions do not eliminate the liability of a director: (i) for a breach of a director's duty of loyalty to us or our stockholders, (ii) for acts or omissions by a director not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) for liability arising under Section 174 of the DGCL (relating to the declaration of dividends and purchase or redemption of shares in violation of the DGCL) or (iv) for any transaction from which the director derived an improper personal benefit. In addition, these provisions do not eliminate the liability of a director for violations of federal securities laws, nor do they limit our rights or our stockholders' rights, in appropriate circumstances, to seek equitable remedies such as injunctive or other forms of non-monetary relief. Such remedies may not be effective in all cases.

      If the DGCL is amended to authorize a further limitation or elimination of the liability of directors or officers, then the liability of one of our directors or officers shall, in addition to the limitation of personal liability provided in the Charter, be limited or eliminated to the fullest extent permitted by the DGCL, as from time to time amended.

ANTI-TAKEOVER EFFECT OF PROVISIONS OF CHARTER AND BY-LAWS

      Certain provisions of our Charter and by-laws could discourage potential acquisition proposals and could delay or prevent a change in control of Blue Rhino. These provisions are intended to enhance the likelihood of continuity and stability in the composition of our board of directors and in the policies formulated by our board of directors and to discourage certain types of transactions that may involve an actual or threatened change in our control, such as an unsolicited acquisition proposal. Because these provisions could have the effect of discouraging a third party from acquiring control of Blue Rhino, they may inhibit fluctuations in the market price of shares of common stock that could otherwise result from actual or rumored takeover attempts and, therefore could deprive stockholders of an opportunity to realize a takeover premium. These provisions also may have the effect of limiting the price that certain investors might be willing to pay in the future for shares of our common stock and of preventing changes in our management.

      Election and Removal of Directors. Our board of directors is divided into three classes of directors serving staggered three-year terms, thereby preventing a change in a majority of the Board in any single year. Ordinary vacancies in the board of directors may be filled by the affirmative vote of the directors then in office.

      Stockholder Consent. The Charter provides that stockholder action can be taken only at an annual or special meeting of stockholders and cannot be taken by written consent in lieu of a meeting. In addition, the Charter provides that, except as otherwise required by law, special meetings of our stockholders can be called only pursuant to a resolution adopted by a majority of our board of directors, our Chairman of the Board or our President. Stockholders desiring to nominate persons to be elected as our directors or to have other business placed on the agenda of an annual meeting of our stockholders must give written notice to the board of directors of such request 90 days in advance of the anniversary date of the release of our proxy statement to stockholders in connection with the preceding year's annual meeting.

TRANSFER AGENT AND REGISTRAR

      The Transfer Agent and Registrar for our common stock is LaSalle National Bank, Chicago, Illinois.

                        SHARES ELIGIBLE FOR FUTURE SALE

      Upon consummation of this offering, there will be approximately 9,645,742 shares of common stock outstanding. Of the shares outstanding, 6,505,000 shares will be freely tradeable without restriction under the Securities Act or pursuant to Rule 144(k) under the Securities Act, except for any such shares acquired by one of our "affiliates" as defined in Rule 144. The remaining 3,140,742 shares then outstanding (which includes 3,068,787 shares beneficially owned by our directors and officers) may be resold in compliance with the registration provisions of the Securities Act or an exemption therefrom, including the resale provisions of Rule 144.

      In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who has beneficially owned Restricted Shares for at least one year from the later of the date such Restricted Shares were acquired from us or (if applicable) from an affiliate or the date on which they were fully paid, is entitled to sell within any three-month period a number of shares that does not exceed the greater of 1% of the then-outstanding shares of common stock or the average weekly trading volume in the public market as reported through The Nasdaq Stock Market during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain requirements as to the manner and notice of sale and the availability of public information concerning Blue Rhino.

      Shares held by our affiliates are subject to the foregoing volume limitations, holding period and other restrictions under Rule 144. Affiliates may sell shares only in accordance with the foregoing volume limitations and other restrictions, but without regard to any holding period.

      Further, under Rule 144(k), if a period of at least two years has elapsed since the later of the date Restricted Shares were acquired from Blue Rhino or from one or more of our affiliates or the date on which they were fully paid, a holder of such Restricted Shares who is not one of our affiliates at the time of the sale, and has not been one of our an affiliates for at least three months prior to the sale, would be entitled to sell the shares immediately without regard to volume limitations and the other conditions described above.

      Sales of substantial amounts of common stock in the public market could have a negative impact on the market price of our common stock and our ability to raise additional equity capital.

      We, our executive officers and directors and certain of our stockholders have agreed for a period of 120 days after the date of this prospectus not to directly or indirectly, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise (except for options granted under the Distributor Option Plan, the 1998 Stock Incentive Plan and the shares of common stock sold pursuant to this offering). However, Merrill Lynch, Pierce, Fenner & Smith Incorporated, in its sole discretion, may release such persons from these lock-up agreements, in whole or in part, at any time without notice. We have also agreed not to grant options to purchase more than 300,000 additional shares pursuant to the 1998 Stock Incentive Plan prior to 360 days after the closing of this offering.

      We have a registration statement on Form S-1 on file for the offer of up to 1,000,000 shares of our common stock on a delayed or continuous basis in connection with the acquisition of businesses or assets. As of December 31, 1998, none of the shares registered pursuant to this shelf registration had been issued. We have signed a letter of intent to purchase Bison Valve which contemplates the issuance of a portion of these shares. See "Business--Business Strategy" and "Management-- Compensation Committee Interlocks and Insider Participation." Following consummation of this offering, we intend to file registration statements on Form S-8 under the Securities Act to register the sale of the 167,740 shares of common stock reserved for issuance under the 1994 Stock Incentive Plan, 1,200,000 shares of common stock reserved for issuance under the 1998 Stock Incentive Plan and 100,000 shares of common stock reserved for issuance under the Director Option Plan and a shelf registration on Form S-1 for the sale of 400,000 shares reserved for issuance under the Distributor Option Plan. Options to purchase 167,740 shares of our common stock will be exercisable within 120 days of the date of this prospectus and upon exercise all will be freely transferrable. Upon the effectiveness of such registration statements and expiration of such 120-day period, all of the shares of common stock subject to such agreements will be eligible for sale subject, in certain cases, to certain volume and other limitations of Rule 144 under the Securities Act applicable to our affiliates.

      Blue Rhino Corporation and certain holders (the "Holders") of our common stock entered into the Amended and Restated Registration Rights Agreement dated as of March 1, 1997, which provides the Holders with certain registration rights with respect to the common stock. The Holders own approximately 2,400,000 registerable shares (the "Registerable Shares") of our common stock. If we propose to register any of our securities under the Securities Act, either for Blue Rhino's account or for the account of others, the Holders are entitled to notice of such registration and, subject to certain limitations, to include Registerable Shares therein. Additionally, the Holders of 51% of the Registerable Shares may demand that we file a registration statement under the Securities Act with respect to their Registerable Shares, subject to certain limitations. The Holders may demand two registrations on Form S-1 and unlimited number of registrations on Form S-2 or Form S-3 if the use of such forms becomes available to us. Generally, we are required to pay all registration and selling expenses, excluding underwriting fees, incurred in connection with such registrations. The rights are subject to certain conditions and limitations including the rights of the underwriters of an offering to limit the number of shares included in such registration. The sale of a substantial number of shares, whether pursuant to a subsequent public offering or otherwise, or the perception that such sales could occur, could adversely affect the market price of the common stock and could materially impair our future ability to raise capital through an offering of equity securities. All Holders have waived their registration rights in connection with the offering covered by this prospectus.

                                  UNDERWRITING

      Merrill Lynch, Pierce, Fenner & Smith Incorporated and NationsBanc Montgomery Securities LLC are acting as representatives (the "Representatives") of each of the underwriters named below (the "Underwriters"). Subject to the terms and conditions contained in the purchase agreement among us and the Underwriters, we have agreed to sell to the Underwriters, and each of the Underwriters severally and not jointly has agreed to purchase from us, the number of shares of common stock set forth opposite its name below.

                                                                       NUMBER OF
      UNDERWRITERS                                                      SHARES
      ------------                                                     ---------
      Merrill Lynch, Pierce, Fenner & Smith
       Incorporated...................................................
      NationsBanc Montgomery Securities LLC...........................
                                                                       ---------
           Total...................................................... 2,000,000
                                                                       =========

      The offering will be underwritten on a firm commitment basis. In the purchase agreement, the several Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the shares of common stock being sold pursuant to such agreement if any of the shares of common stock being sold are purchased. Under certain circumstances described in the purchase agreement, the commitments of non-defaulting Underwriters may be increased.

      The Representatives have advised us that the Underwriters propose initially to offer the common stock to the public at the public offering price set forth on the cover page of this prospectus, and to certain dealers at such
price less a concession not in excess of $          per share. The
Underwriters may allow, and such dealers may reallow, a discount not in excess
of $          per share to certain other dealers. After this offering, the public offering price, concession and discount may be changed.

      Our common stock is traded on The Nasdaq Stock Market under the symbol "RINO."

      We have granted an option to the Underwriters, exercisable for 30 days after the date of this prospectus, to purchase up to an aggregate of 300,000 additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less the underwriting discount. The Underwriters may exercise this option only to cover over-allotments, if any, made on the sale of the common stock offered by this prospectus. To the extent that the Underwriters exercise this option, each Underwriter will be obligated, subject to certain conditions, to purchase a number of additional shares of common stock proportionate to such Underwriter's initial amount reflected in the foregoing table.

      The following table shows the per share and total public offering price, underwriting discount to be paid by us to the Underwriters and the proceeds before expenses to us. The amounts are shown assuming either no exercise or full exercise by Underwriters of their over-allotment option.

                                                             PER  WITHOUT  WITH
                                                            SHARE OPTION  OPTION
                                                            ----- ------- ------
      Public Offering Price................................    $      $      $
      Underwriting Discount................................    $      $      $
      Proceeds, before expenses, to Blue Rhino.............    $      $      $

      The expenses of this offering (exclusive of the underwriting discount) are estimated at $600,000.

      The shares of common stock are being offered by the several
Underwriters, subject to prior sale, when, as and if issued to and accepted by them, subject to approval of certain legal matters by their counsel and certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify such offer and reject orders in whole or in part.

      Until the distribution of the shares of common stock is completed, certain rules of the Securities and Exchange Commission may limit the ability of the Underwriters to bid for and purchase shares of the common stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the common stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock.

      If the Underwriters create a short position in the common stock in connection with this offering (i.e., if they sell more shares of common stock than are set forth on the cover page of this prospectus), the Representatives may reduce that short position by purchasing shares of common stock in the open market. The Representatives may also elect to reduce any short position through the exercise of all or part of the over-allotment option described above.

      The Representatives may also impose a penalty bid on certain Underwriters and selling group members. This means that if the Representatives purchase shares of common stock in the open market to reduce the Underwriters' short position or to stabilize the price of the common stock, they may reclaim the amount of the selling concession from the Underwriters and selling group members who sold those shares as part of this offering.

      In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

      Neither we nor the Underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the common stock. In addition, neither we nor the Underwriters make any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

      In connection with this offering, certain Underwriters and selling group members may engage in passive market making transactions in the common stock on The Nasdaq Stock Market in accordance with Regulation M under the Securities Exchange Act of 1934 during a period before the commencement of offers or sales of common stock under this prospectus.

      We, our executive officers and directors and certain of our stockholders have agreed for a period of 120 days from the date of this prospectus not to, without the prior written consent of Merrill Lynch, Pierce, Fenner & Smith Incorporated, directly or indirectly (i) offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant for the sale of, or otherwise dispose of or transfer any shares of common stock or any securities convertible into or exchangeable or exercisable for common stock, or file any registration statement under the Securities Act with respect to any of the foregoing or (ii) enter into any swap or any other agreement or any transaction that transfers, in whole or in part, directly or indirectly, the economic consequence of ownership of the common stock, whether any such swap or transaction is to be settled by delivery of common stock or other securities, in cash or otherwise, except for options granted under the Distributor Option Plan, the 1998 Stock Incentive Plan and the shares of common stock sold pursuant to this offering. See "Shares Eligible for Future Sale."

      Certain of the Underwriters and their affiliates engage in transactions with, and perform services for, us in the ordinary course of business and have engaged, and may in the future engage, in commercial banking and investment banking transactions with us. In connection with rendering such services in the past, the Underwriters and their affiliates have received customary compensation. NationsBank, N.A., an affiliate of NationsBanc Montgomery Securities LLC, is a lender to us pursuant to our credit facility and the lender to USA Leasing, L.L.C., an affiliated entity.

                                 LEGAL MATTERS

      The legality of the common stock being offered hereby will be passed upon for us by Pedersen & Houpt, P.C., Chicago, Illinois. John H. Muehlstein, one of our directors, is also a partner of Pedersen & Houpt, P.C. Certain legal matters will be passed upon for the underwriters by Sidley & Austin, Chicago, Illinois.

                                    EXPERTS

      Our consolidated financial statements as of July 31, 1997 and 1998 and for each of our three fiscal years in the period ended July 31, 1998 included in this prospectus have been audited by PricewaterhouseCoopers LLP, independent accountants as stated in their report appearing herein and are included in reliance upon such report given upon the authority of that firm as experts in accounting and auditing.

                             ADDITIONAL INFORMATION

      We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith we file reports and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements and other information filed by us with the Commission may be inspected without charge at the principal office of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549, the New York Regional Office located at 7 World Trade Center, Suite 1300, New York, New York 10048, and the Chicago Regional Office located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of all or any part thereof may be obtained at prescribed rates from the Commission's Public Reference Room at its principal office. Information regarding the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330. The Commission maintains a World Wide Web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of the Commission's World Wide Web site is http://www.sec.gov.

      We have filed with the Commission a Registration Statement on Form S-1 under the Securities Act with respect to the common stock offered hereby. This prospectus does not contain all the information set forth in the Registration Statement and the exhibits and schedules filed therewith. While the material provisions of each document filed as an exhibit to the Registration Statement have been disclosed herein, statements contained in this prospectus as to the contents of any contract or other document referred to are not necessarily complete, and in each instance reference is made to the copy of such contract or document filed as an exhibit to the Registration Statement, each such statement being qualified in all respects by such reference. For further information with respect to us and the common stock offered hereby, reference is made to the Registration Statement and to the exhibits and schedules thereto.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                             BLUE RHINO CORPORATION

                                                                           PAGE
                                                                           ----
Report of Independent Accountants........................................  F-2
Consolidated Balance Sheets as of July 31, 1997 and 1998 and October 31,
 1998 (unaudited)........................................................  F-3
Consolidated Statements of Operations for the Fiscal Years Ended July 28,
 1996, and July 31, 1997 and 1998 and for the Three Months Ended October
 31, 1997 (unaudited) and 1998 (unaudited)...............................  F-4
Consolidated Statements of Stockholders' Equity (Deficit) for the Fiscal
 Years Ended July 28, 1996, and July 31, 1997 and 1998 and for the Three
 Months Ended October 31, 1998 (unaudited)...............................  F-5
Consolidated Statements of Cash Flows for the Fiscal Years Ended July 28,
 1996, and July 31, 1997 and 1998 and for the Three Months Ended October
 31, 1997 (unaudited) and 1998 (unaudited)...............................  F-6
Notes to Consolidated Financial Statements...............................  F-8

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Stockholders and Board of Directors of Blue Rhino Corporation:

      In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, stockholders' equity (deficit) and cash flows present fairly, in all material respects, the financial position of Blue Rhino Corporation and its subsidiaries at July 31, 1998 and 1997, and the results of their operations and their cash flows for each of the three fiscal years in the period ended July 31, 1998, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe our audits provide a reasonable basis for the opinion expressed above.

                                            /s/ PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP
Greensboro, North Carolina
September 22, 1998

                             BLUE RHINO CORPORATION

                          CONSOLIDATED BALANCE SHEETS

         AS OF JULY 31, 1997 AND 1998 AND OCTOBER 31, 1998 (UNAUDITED)
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                                                                      OCTOBER 31,
ASSETS                                              1997      1998       1998
------                                            --------  --------  -----------
                                                                      (UNAUDITED)
Cash and cash equivalents........................ $    325  $  5,908   $  4,122
Trade accounts receivable, net...................    3,110     7,771      5,219
Cylinder inventories.............................      220     2,377      1,005
Notes receivable.................................      417       540        254
Prepaid expenses and other current assets........       81       487      1,561
                                                  --------  --------   --------
    Total current assets.........................    4,153    17,083     12,161
Property and equipment, net......................    4,438     8,418      9,682
Notes receivable.................................    1,196     1,424        842
Intangibles, net.................................      104     3,532      6,605
Other assets.....................................       83       120        186
                                                  --------  --------   --------
    Total assets................................. $  9,974  $ 30,577   $ 29,476
                                                  ========  ========   ========
LIABILITIES, CONVERTIBLE REDEEMABLE PREFERRED
STOCK AND STOCKHOLDERS' EQUITY (DEFICIT)
---------------------------------------------
Trade accounts payable........................... $  2,407  $  4,421   $  2,555
Acquisition notes payable........................       81       212        476
Current portion of long-term debt and capital
 lease obligations...............................      165       286        329
Accrued liabilities..............................      763       475        414
                                                  --------  --------   --------
    Total current liabilities....................    3,416     5,394      3,774
Long-term debt, less current maturities..........   15,142       104         86
Notes payable to bank............................      840       --         --
Capital lease obligations, less current
 maturities......................................      128       156        197
                                                  --------  --------   --------
    Total liabilities............................   19,526     5,654      4,057
                                                  --------  --------   --------
Commitments and contingencies
Convertible redeemable preferred stock...........    8,936       --         --
                                                  --------  --------   --------
Stockholders' equity (deficit):
  Common stock, $0.001 par value, 100,000,000
   shares authorized, 1,778,920, 7,630,873 and
   7,630,873 shares issued and outstanding at
   July 31, 1997 and 1998 and October 31, 1998,
   respectively..................................        2         8          8
  Additional paid-in capital.....................      332    46,320     46,320
  Accumulated deficit............................  (18,822)  (21,405)   (20,909)
                                                  --------  --------   --------
    Total stockholders' equity (deficit).........  (18,488)   24,923     25,419
                                                  --------  --------   --------
    Total liabilities, convertible redeemable
     preferred stock and stockholders' equity
     (deficit)................................... $  9,974  $ 30,577   $ 29,476
                                                  ========  ========   ========

   The accompanying notes are an integral part of the consolidated financial statements.

                             BLUE RHINO CORPORATION

                     CONSOLIDATED STATEMENTS OF OPERATIONS

    FOR THE FISCAL YEARS ENDED JULY 28, 1996, AND JULY 31, 1997 AND 1998 AND FOR THE THREE MONTHS ENDED OCTOBER 31, 1997 (UNAUDITED) AND 1998 (UNAUDITED)

                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                            THREE MONTHS
                              FISCAL YEARS ENDED          ENDED OCTOBER 31,
                            -------------------------  -----------------------
                             1996     1997     1998       1997        1998
                            -------  -------  -------  ----------- -----------
                                                       (UNAUDITED) (UNAUDITED)
Net sales--distributors.... $ 2,386  $13,060  $27,372    $ 4,140     $9,222
Net sales--direct..........   5,830    1,151      --         --         --
                            -------  -------  -------    -------     ------
    Total net sales........   8,216   14,211   27,372      4,140      9,222
                            -------  -------  -------    -------     ------
Cost of sales:
  Cost of sales--
   distributors............   1,811    9,873   20,525      3,155      6,782
  Cost of sales--direct....   6,089    1,771      --         --         --
                            -------  -------  -------    -------     ------
    Total cost of sales....   7,900   11,644   20,525      3,155      6,782
                            -------  -------  -------    -------     ------
    Gross profit...........     316    2,567    6,847        985      2,440
                            -------  -------  -------    -------     ------
Operating expenses
 (income):
  Sales and marketing......   1,112    1,950    2,392        564        669
  General and
   administrative..........   3,192    3,022    3,591        844      1,104
  Lease income, net........     (89)    (143)     (81)         8       (212)
  Depreciation and
   amortization............     868      873    1,278        245        495
  Nonrecurring charges.....   1,363      970      563        281        --
                            -------  -------  -------    -------     ------
    Total operating
     expenses, net.........   6,446    6,672    7,743      1,942      2,056
                            -------  -------  -------    -------     ------
    Income (loss) from
     operations............  (6,130)  (4,105)    (896)      (957)       384
Other expenses (income):
  Interest expense.........   1,469    1,665    1,707        434         32
  Other income, net........    (168)    (186)    (234)       (51)       (70)
                            -------  -------  -------    -------     ------
    Income (loss) before
     taxes.................  (7,431)  (5,584)  (2,369)    (1,340)       422
  Income taxes.............     --       --       --         --         --
                            -------  -------  -------    -------     ------
    Net income (loss)...... $(7,431) $(5,584) $(2,369)   $(1,340)    $  422
                            =======  =======  =======    =======     ======
Basic and diluted earnings
 (loss) per common share... $ (4.96) $ (3.74) $ (1.01)   $ (0.81)    $ 0.05
                            =======  =======  =======    =======     ======
Weighted average common
 shares used in computing
 earnings (loss) per common
 share (in thousands):
  Basic....................   1,628    1,678    2,945      1,779      7,631
                            =======  =======  =======    =======     ======
  Diluted..................   1,628    1,678    2,945      1,779      7,719
                            =======  =======  =======    =======     ======

   The accompanying notes are an integral part of the consolidated financial statements.

                             BLUE RHINO CORPORATION

           CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY (DEFICIT)

  FOR THE FISCAL YEARS ENDED JULY 28, 1996 AND, JULY 31, 1997 AND 1998 AND FOR
              THE THREE MONTHS ENDED OCTOBER 31, 1998 (UNAUDITED)

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

                               COMMON STOCK    ADDITIONAL
                             -----------------  PAID-IN   ACCUMULATED
                              SHARES    AMOUNT  CAPITAL     DEFICIT    TOTAL
                             ---------  ------ ---------- ----------- --------
Balances, July 31, 1995..... 1,687,428   $  2   $    20    $ (5,171)  $ (5,149)
  Cancellation of restricted
   stock for nonvested
   terminations.............   (59,735)   --         (1)        --          (1)
  Preferred dividends.......       --     --        --         (636)      (636)
  Net loss..................       --     --        --       (7,431)    (7,431)
                             ---------   ----   -------    --------   --------
Balances, July 28, 1996..... 1,627,693      2        19     (13,238)   (13,217)
  Issuance of common stock..   151,227    --      1,000         --       1,000
  Preferred dividends.......       --     --       (687)        --        (687)
  Net loss..................       --     --        --       (5,584)    (5,584)
                             ---------   ----   -------    --------   --------
Balances, July 31, 1997..... 1,778,920      2       332     (18,822)   (18,488)
  Preferred dividends.......       --     --       (332)       (264)      (596)
  Issuance of common stock
   in connection with
   Initial Public Offering,
   net of offering expenses
   of $4,320................ 3,105,000      3    36,042         --      36,045
  Compensation expense
   related to distributor
   stock option plan........       --     --        --           50         50
  Conversion of preferred
   stock and preferred
   dividends................ 1,750,472      2     9,528         --       9,530
  Exercise of warrants......   938,789      1       --          --           1
  Issuance of common stock
   as partial consideration
   for an acquisition.......    57,692    --        750         --         750
  Net loss..................       --     --        --       (2,369)    (2,369)
                             ---------   ----   -------    --------   --------
Balances, July 31, 1998..... 7,630,873      8    46,320     (21,405)    24,923
  Compensation expense
   related to distributor
   stock option plan
   (unaudited)..............       --     --        --           74         74
  Net income (unaudited)....       --     --        --          422        422
                             ---------   ----   -------    --------   --------
Balances, October 31, 1998
 (unaudited)................ 7,630,873   $  8   $46,320    $(20,909)  $ 25,419
                             =========   ====   =======    ========   ========


   The accompanying notes are an integral part of the consolidated financial statements.

                             BLUE RHINO CORPORATION

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

  FOR THE FISCAL YEARS ENDED JULY 28, 1996, JULY 31, 1997 AND 1998 AND FOR THE
      THREE MONTHS ENDED OCTOBER 31, 1997 (UNAUDITED) AND 1998 (UNAUDITED)

                                 (IN THOUSANDS)

                                                                THREE MONTHS
                                                                ENDED OCTOBER
                                      FISCAL YEARS ENDED             31
                                    -------------------------  ----------------
                                     1996     1997     1998     1997     1998
                                    -------  -------  -------  -------  -------
                                                                 (UNAUDITED)
Cash flows from operating
 activities:
  Net income (loss)................ $(7,431) $(5,584) $(2,369) $(1,340) $   422
  Adjustments to reconcile net
   income (loss) to net cash
   provided by (used in) operating
   activities:
    Depreciation and amortization..     868      873    1,278      245      495
    Nonrecurring charges...........   1,268      963      285      240      --
    Accreted interest on senior
     discount notes................   1,049    1,489    1,378      390      --
    Compensation expense related to
     stock option plan.............     --       --        50      --        74
    Changes in operating assets and
     liabilities, net of business
     acquisitions:
      Trade accounts receivable....    (990)  (1,186)  (4,661)   1,021    2,552
      Cylinder inventories.........    (473)     127   (1,726)     --     2,679
      Other current assets.........      35      166     (389)      39   (1,186)
      Accounts payable.............     624    1,045    1,516     (670)  (1,866)
      Accrued liabilities..........    (120)     (85)    (261)    (384)     (62)
                                    -------  -------  -------  -------  -------
        Net cash provided by (used
         in) operating activities..  (5,170)  (2,192)  (4,899)    (459)   3,108
                                    -------  -------  -------  -------  -------
Cash flows from investing
 activities:
  Business acquisitions............     --       --    (3,640)     (40)  (3,614)
  Payment of organizational costs..     --       --       (25)     --       --
  Proceeds from disposal of
   cylinders.......................      29      340      --       --       --
  Purchases of property and
   equipment.......................  (1,840)    (537)  (2,283)    (151)  (1,099)
  Proceeds from disposal of
   property and equipment..........     360      159       65        3      --
  Issuance of note receivable......     --       --      (635)     --       --
  Collections on notes receivable..      58      380      496      116      104
                                    -------  -------  -------  -------  -------
        Net cash (used in) provided
         by investing activities...  (1,393)     342   (6,022)     (72)  (4,609)
                                    -------  -------  -------  -------  -------
Cash flows from financing
 activities:
  Proceeds from issuance of common
   stock, net of expenses paid of
   $3,947 in fiscal 1998...........     --     1,000   36,418      --       --
  Proceeds from issuance of
   preferred stock.................     100      400      --       --       --
  Proceeds from issuance of senior
   discount notes..................  12,575      --       --       --       --
  Repayment of senior discount
   notes...........................     --       --   (16,491)     --       --
  Proceeds from stockholder loans..     --       --     3,250      --       --
  Payments of stockholder loans....     --       --    (3,250)     --       --
  Proceeds from notes payable to
   bank............................   2,700    3,995    8,411      566    3,433
  Payments on notes payable to
   bank............................  (4,900)  (3,155)  (9,251)     --    (3,433)
  Payment on cylinder display lease
   facility........................     --       --    (2,119)     --       --
  Payments on acquisition notes
   payable.........................    (669)     (90)    (108)     --      (175)
  Payment of debt issuance costs...     (57)     (58)    (108)     --       --
  Repayment of note payable to
   vendor..........................    (948)    (752)     --       --       --
  Payments on long-term debt and
   capital lease obligations.......  (1,321)    (291)    (248)     (47)    (110)
                                    -------  -------  -------  -------  -------
        Net cash provided by (used
         in) financing activities..   7,480    1,049   16,504      519     (285)
                                    -------  -------  -------  -------  -------
  Increase (decrease) in cash and
   cash equivalents................     917     (801)   5,583      (12)  (1,786)
  Cash and cash equivalents at
   beginning of period.............     209    1,126      325      325    5,908
                                    -------  -------  -------  -------  -------
  Cash and cash equivalents at end
   of period....................... $ 1,126  $   325  $ 5,908  $   313  $ 4,122
                                    =======  =======  =======  =======  =======
Supplemental disclosure of cash
 paid for:
  Interest......................... $   428  $   176  $   342
                                    =======  =======  =======

   The accompanying notes are an integral part of the consolidated financial statements.

                            BLUE RHINO CORPORATION

 FOR THE FISCAL YEARS ENDED JULY 28, 1996, JULY 31, 1997 AND 1998 AND FOR THE
     THREE MONTHS ENDED OCTOBER 31, 1997 (UNAUDITED) AND 1998 (UNAUDITED)

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Supplemental schedule of non-cash investing and financing activities:

      During the fiscal years ended July 28, 1996, and July 31, 1997 and 1998, the Company entered into capital lease obligations in the amounts of approximately $541, $243, and $306, respectively, for computers, vehicles and certain equipment.

      In connection with the conversion to an independent distributor network, as further discussed in Note 1, the Company consummated the following transactions:

     . During the fiscal year ended July 31, 1997, the Company transferred capital leases to distributors for vehicles with remaining book values of $351 and remaining obligations of approximately $344.

     . In the fiscal years ended July 31, 1997 and 1998, the Company sold cylinders and certain equipment aggregating approximately $310 and $224, respectively, in exchange for notes receivable from distributors (Notes 4 and 15).

     . In the fiscal year ended July 31, 1997, certain assets approximating $70 were reclassified as notes receivable.

      During the fiscal year ended July 31, 1998, the Company purchased certain assets from existing cylinder exchange companies under various agreements which have been recorded as follows (Note 5):

             Property and equipment...... $   774
             Cylinders...................     439
             Intangibles.................   3,495
                                          -------
                                          $ 4,708
                                          =======
             Cash paid................... $ 3,640
             Common stock issued.........     750
             Acquisition notes payable...     318
                                          -------
                                          $ 4,708
                                          =======

      The Company accreted preferred dividends from paid in capital and accumulated deficit of $636, $687 and $596 for the fiscal years ended July 28, 1996, and July 31, 1997 and 1998, respectively.

      The Company has unpaid costs associated with its Initial Public Offering of $373 outstanding at July 31, 1998.

      The Company financed the premiums on certain insurance policies in the amount of $164.


   The accompanying notes are an integral part of the consolidated financial statements.

                             BLUE RHINO CORPORATION

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

1. DESCRIPTION OF BUSINESS AND BASIS OF PRESENTATION:

      Blue Rhino Corporation (the "Company" or "Blue Rhino") was founded in March 1994 and commenced operations on July 1, 1994. The Company has become the leading provider of grill cylinder exchange in the United States offering consumers a convenient means to obtain fuel for their barbecue grills. The Company currently offers three types of grill cylinder transactions: (i) like for like cylinder exchanges; (ii) cylinders with valve upgrades offering additional safety features; and (iii) outright cylinder sales. The Company originally focused on serving markets in the southeastern United States and has since developed a network of independent distributors which deliver Blue Rhino grill cylinder exchange to retail locations across the United States.

      Since its formation, the Company has focused on creating an infrastructure to support its nationwide cylinder exchange program. Initially, the Company developed a vertically integrated operation, purchasing and leasing grill cylinders, cylinder displays, filling sites, refurbishing equipment and delivery vehicles while at the same time developing a sales, marketing and management information systems ("MIS") infrastructure. In March 1996, the Company began to transition from a vertically integrated business model to an independent distributor business model in order to implement its cylinder exchange program in a more capital efficient manner and to accelerate development of its program. At this time, the Company began to dispose of distribution assets and began to enter into exclusive agreements with independent distributors to refurbish and refill cylinders and service Blue Rhino's retail accounts. As a result, the Company has significantly accelerated the growth of its nationwide service, pursued additional retailer relationships and invested in the sales, marketing and MIS infrastructure to support its growing cylinder exchange program. The Company expects to focus future capital investments on cylinders, cylinder displays and continued enhancement of its MIS. The transition to a 100% independent distributor network was completed in the fourth quarter of fiscal 1997.

      While the Company believes that it has created the infrastructure necessary to support a nationwide cylinder exchange program, development of this infrastructure has resulted in an accumulated deficit of approximately $21.4 million as of July 31, 1998. Management believes that by leveraging the distributors' existing infrastructure the Company has eliminated significant capital requirements necessary to support the geographic expansion and further penetration throughout the nation's significant demographic markets. Management believes that the existing infrastructure and independent distribution business model will improve future cash flows.

      These consolidated financial statements include the accounts of Blue Rhino and its wholly owned subsidiaries Rhino Services, L.L.C., formed in March 1997 and CPD Associates, Inc., formed in March 1998. All intercompany transactions and balances have been eliminated in consolidation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

      Revenue Recognition--Revenues are recognized upon delivery of cylinders to customer locations. Sales returns, which are immaterial, occur principally upon removal of cylinders and deinstallation of cylinder displays from customer locations.

      Cash and Cash Equivalents--The Company considers all highly liquid investments with an original maturity of three months or less to be cash equivalents. Cash equivalents consisting of certificates of deposit totaled $115 and $1,126 at July 31, 1997 and 1998, respectively.

      Trade Accounts Receivable, Net--Trade accounts receivable, net include allowances for doubtful accounts of approximately $154, and $264 at July 31, 1997 and 1998, respectively.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


      Cylinder Inventories--Cylinder inventories are valued at the lower of cost or market determined on a first-in, first-out (FIFO) basis and represent cylinders held for sale.

      Property and Equipment, Net--Property and equipment are stated at cost and depreciated over the estimated useful lives of the related assets using the straight-line method. The estimated useful lives are principally 30 years for buildings and leasehold improvements, 10 years for machinery and equipment, vehicles and cylinder displays, 5 years for computer hardware and 3 years for computer software. Equipment leased under capital leases are amortized over their estimated useful lives.

      In the event that facts and circumstances indicate that the cost of property and equipment, or other long-lived assets may not be recoverable, the estimated future undiscounted cash flows is compared to the asset's carrying value and if less, an impairment loss is recognized in an amount by which the carrying amount exceeds its fair value. As a result of changes the Company made to its business strategy (Note 11), impairments to property and equipment recorded in 1997 and 1998 were $736 and $283, respectively.

      Intangibles, net--Excess cost over fair value of assets acquired (goodwill) is being amortized using the straight-line method, principally over 30 years. Noncompete agreements are being amortized using the straight-line method over the life of the agreements ranging from three to five years. The carrying value of intangible assets is periodically reviewed by the Company, as well as, the amortization period to determine whether the current events and circumstances warrant adjustments to the carrying values and/or revised estimates of useful lives. This valuation is performed using the expected future undiscounted cash flows associated with the intangible assets compared to the carrying value to determine if a writedown is required. To the extent such projection indicates that the undiscounted cash flow is not expected to be adequate to recover the carrying amounts, the assets are written down to discounted cash flow.

      Advertising and Promotion--The Company expenses advertising and promotion costs as incurred and these costs are included as sales and marketing expenses. Advertising and promotion costs for the fiscal years ended July 28, 1996, and July 31, 1997 and 1998 were $16, $36 and $114, respectively.

      Income Taxes--Deferred tax assets and liabilities are determined based on the difference between the financial statement and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. A valuation allowance is recorded when it is more likely than not that the deferred tax asset will not be realized.

      Financial Instruments--Financial instruments consist of cash and cash equivalents, accounts receivable, notes receivable, short-term debt and long-term, variable-rate and fixed-rate debt. The Company estimates the fair value of its long-term, fixed-rate debt using a discounted cash flow analysis based on interest rates for similar types of debt currently available in the marketplace. At July 31, 1997 and 1998 the carrying amounts of the Company's financial instruments approximated their fair values.

      Financial instruments which potentially subject the Company to concentration of credit risk consist principally of temporary cash investments and trade accounts receivable. The Company continually monitors the credit quality of the domestic financial institutions in which temporary investments are maintained. At times, such deposits may be in excess of the FDIC insurance limit. The Company performs ongoing credit evaluations of its customers' financial condition and, generally, requires no collateral from its customers. Due to the geographic dispersion and the high credit quality of the Company's significant customers, credit risk relating to trade accounts receivable is limited. The

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

Company's three largest customers accounted for approximately 46%, 58% and 58%, of sales in the fiscal years ended July 28, 1996, and July 31, 1997 and 1998 as follows:

                                                                  1996  1997  1998
                                                                  ----  ----  ----
      Customer A.................................................  30%   29%   26%
      Customer B.................................................  16    16    16
      Customer C................................................. --     13    16
                                                                  ---   ---   ---
                                                                   46%   58%   58%
                                                                  ===   ===   ===

Approximately 32% and 53% of trade accounts receivable at July 31, 1997 and 1998 were from these customers, respectively. If the financial condition and operations of these customers deteriorate, the Company's operating results could be adversely affected.

      Use of Estimates--The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the dates of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting periods. Actual results could differ from these estimates.

      Statement of Accounting Standards not yet Adopted--Statement of Financial Accounting Standards ("SFAS") No. 130 ("SFAS No. 130") establishes standards for reporting and display of comprehensive income and its components (revenues, gains, expenses, losses) in a full set of general purpose financial statements and is effective in Fiscal 1999 for the Company. Management of the Company does not expect SFAS No. 130 to have any impact on the Company's Consolidated Financial Statements.

      In June 1997, the Financial Accounting Standards Board issued SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). Statement 131 requires public business enterprises to adopt its provisions for periods beginning after December 15, 1997, and to report certain information about operating segments in complete sets of financial statements of the enterprise and in condensed financial statements of interim periods issued to shareholders. Management of the Company does not expect SFAS No. 131 to have any impact on the Company's consolidated financial statements.

      In June 1998, the Financial Accounting Standards Board issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS No. 133"). SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. It also requires entities to recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Management of the Company does not expect SFAS No. 133 to have any impact on the Company's consolidated financial statements as the Company does not currently have any derivative instruments or engage in any hedging activities.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


      Reclassification--Certain prior year amounts have been reclassified to conform to the presentation adopted in fiscal 1998.

3. PROPERTY AND EQUIPMENT, NET:

      Property and equipment consists of the following at July 31:

                                                                  1997    1998
                                                                 ------  ------
      Land.....................................................  $   20  $   20
      Building and leasehold improvements......................     661     661
      Cylinder displays, including panel graphics..............   3,188   7,688
      Machinery and equipment..................................   1,361   1,235
      Computer hardware and software...........................     175     654
      Equipment leased under capital leases....................     346     492
                                                                 ------  ------
                                                                  5,751  10,750
      Less accumulated depreciation and amortization (including
       $65 and $144, respectively, for equipment under capital
       leases).................................................  (1,313) (2,332)
                                                                 ------  ------
                                                                 $4,438  $8,418
                                                                 ======  ======

      Depreciation and amortization expense for the fiscal years ended July 28, 1996, and July 31, 1997 and 1998 was $683, $764 and $1,101, respectively.

4. NOTES RECEIVABLE:

      In connection with the conversion to the distributor program discussed in
Note 1, the Company has financed the sale of cylinders and certain equipment principally to distributors, including Platinum Propane Holding, L.L.C. ("PPH") (Note 15), who now service territories previously serviced by the Company. These notes receivable are due at various times through 2002 and are payable monthly with interest ranging from 9.25% to 12.5%.

      On February 12, 1998, the Company loaned $635 to Bison Valve, L.L.C. ("Bison Valve"), an entity formed to market, produce and sell a specialty valve to the Company's distributors and third parties. The loan is convertible into 65% of the membership units of Bison Valve, at $1 per unit, at the option of the Company. The loan is guaranteed by a principal shareholder of the Company. The loan accrues interest at 9.5% for four (4) years after which the principal and accrued interest will be amortized over two (2) years.

      The aggregate maturities of these notes receivable at July 31, 1998 are as follows:

             1999......................... $  540
             2000.........................    350
             2001.........................    432
             2002.........................    510
             2003 and after...............    132
                                           ------
                                           $1,964
                                           ======

      Interest income related to these notes for the fiscal years ended July 31, 1997 and 1998 was approximately $182 and $159, respectively. The notes receivable from the sale of cylinders are collateralized by the cylinders.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


5. INTANGIBLES, NET:

      During fiscal 1998, the Company completed a number of acquisitions (the "Acquisitions") for approximately $4.7 million in the aggregate related to assets including cylinders, cylinder display racks and other equipment and the right, title and interest in and to sellers' retail propane cylinder exchange accounts and locations.

      The aggregate purchase price was paid approximately $3.6 million in cash, initially financed with borrowings under the Bank Credit Facility and subsequently repaid with proceeds from the Initial Public Offering, $750 in common stock and $318 in seller financing. Acquisitions have been accounted for under the purchase method and, accordingly, the operating results from these acquisitions have been included in the Company's consolidated financial statements since the dates of acquisition.

      Intangibles consist of the following at July 31:

                                                                   1997   1998
                                                                   ----  ------
      Goodwill.................................................... $124  $3,518
      Noncompete agreements.......................................  --      102
      Accumulated amortization....................................  (20)    (88)
                                                                   ----  ------
                                                                   $104  $3,532
                                                                   ====  ======

      Amortization expense for the fiscal years ended July 28, 1996, July 31, 1997 and 1998 was $8, $14 and $68, respectively.

      The following unaudited pro forma summary presents the financial information as if the acquisitions had occurred on August 1, 1996. These pro forma results have been prepared for comparative purposes and do not purport to be indicative of what would have occurred had the acquisitions been made on August 1, 1996, nor is it indicative of future results.

                                                               1997     1998
                                                              -------  -------
      Net sales.............................................. $17,611  $28,717
                                                              =======  =======
      Net loss............................................... $(5,459) $(2,320)
                                                              =======  =======
      Net loss per common share.............................. $ (3.66) $ (0.99)
                                                              =======  =======

6. NOTES PAYABLE TO BANK:

      On December 18, 1997, the Company entered into a short-term loan Agreement (the "Bank Credit Facility") which allows for maximum borrowings up to $9.0 million including a $3.0 million revolving line of credit based on 80% of eligible receivables with a $1.0 million overadvance provision, a $1.0 million capital expenditures line of credit and a $4.0 million acquisition line of credit. These lines of credit mature on November 30, 1998 and bear interest at the prime rate (8.50% at July 31, 1998) plus 0.5%. As of July 31, 1998, the Company had no outstanding borrowings under the Bank Credit Facility.

      The agreement requires payment of a fee of 0.25 percent of the average unused portion of the revolving line of credit, and requires the Company to meet certain covenants, including minimum net worth and earnings before interest, taxes, depreciation and amortization and restricts the level of capital expenditures, as defined. The Company was in compliance with these covenants as of July 31, 1998.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

      The Bank Credit Facility was amended at July 30, 1998 to remove certain covenants, release the guarantees of a principal stockholder and an entity affiliated with certain principal stockholders and to waive a violation of the cash flow ratio as of April 30, 1998.

7. NOTES PAYABLE TO VENDOR AND STOCKHOLDER LOANS:

      In January 1998, several stockholders collectively loaned the Company $3.25 million (the "1998 Stockholder Loans"). The 1998 Stockholder Loans were repaid in full in May 1998, including accrued interest at 10.5% with $3.4 million of the proceeds from the Initial Public Offering. The stockholders also received Warrants to purchase approximately .08 shares of common stock for every $3.00 they loaned to the Company for a total of 81,913 shares of common stock (the "1998 Warrants"). The 1998 Warrants may be exercised prior to December 31, 2008 at a price per share equal to $13.00.

      Prior to the conversion to the distributor program, the Company financed the acquisition of certain cylinders with its primary cylinder vendor. The original line of credit was for purchases up to approximately $1.9 million and was to be repaid in various installments including interest at prime plus 1%. The balance due on this note was paid in full during fiscal year ended July 31, 1997.

8. LONG-TERM DEBT:

      Long-term debt consists of the following at July 31:

                                                                     1997   1998
                                                                    ------- ----
      Senior discount notes due October 2000......................  $15,113 $--
      Various equipment and vehicle notes and insurance premium
       financing bearing interest at rates varying from 8% to 15%,
       due in monthly installments through April 2001.............       65  174
                                                                    ------- ----
                                                                     15,178  174
      Less amounts due within one year............................       36   70
                                                                    ------- ----
                                                                    $15,142 $104
                                                                    ======= ====

      The aggregate maturities of long-term debt at July 31, 1998 are $70, $66 and $38 for 1999, 2000 and 2001, respectively.

      In October 1995, the Company issued 12,575 units, each consisting of approximately $1 principal amount (approximately $17.2 million aggregate) of senior discount notes due in October 2000 and warrants to purchase 39.764 shares of common stock. The gross proceeds were $12,575. The notes accreted in value at an effective rate of 10.5% through May 1998 until they were repaid with proceeds from the Initial Public Offering in the amount of $16,491. Each warrant entitled the holders to acquire one share of common stock for $4.5896 per share.

9. CAPITAL LEASE OBLIGATIONS:

      Capital lease obligations for computer equipment as of July 31, 1998 are as follows:

      1999................................................................ $254
      2000................................................................  157
      2001................................................................   10
                                                                           ----
      Total minimum lease payments........................................  421
      Less imputed interest at varying rates ranging from 11.75% to 19%...   49
                                                                           ----
      Present value of minimum lease payments.............................  372
      Less current maturities.............................................  216
                                                                           ----
                                                                           $156
                                                                           ====

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


10. OPERATING LEASES AND OTHER COMMITMENTS:

      The Company leases certain office and vehicle equipment under noncancelable operating leases with original terms ranging from 36 to 51 months. Additionally, the Company has a land lease with an original term of 5 years. This lease carries 3 renewal options for periods of 5 years each.

      Rent expense on these facilities and equipment for the fiscal years ended July 28, 1996 and July 31, 1997 and 1998 was $435, $44 and $21, respectively.

      In addition, the Company leases certain plant facilities and equipment to distributors including PPH (Note 15). Lease income under these leases was $62, $118 and $118 for the fiscal years ending 1996, 1997 and 1998, respectively.

      In September 1996, the Company entered into a $3.0 million operating lease facility to finance cylinder displays. In May 1998, the Company repaid the lease facility, aggregating $2,119, with proceeds from the initial public offering. Rental expense under this lease for the fiscal years ended July 31, 1997 and 1998 was approximately $152 and $485, respectively.

      Lease income, net on the consolidated statements of operations is made up of the following for the fiscal years ended:

                                                             1996  1997   1998
                                                             ----  -----  -----
      Lease income.......................................... $(89) $(295) $(566)
      Lease expense.........................................  --     152    485
                                                             ----  -----  -----
      Net (income) expense.................................. $(89) $(143) $ (81)
                                                             ====  =====  =====

      Future minimum lease payments at July 31, 1998 from noncancelable operating leases with both affiliates (Note 15) and non-affiliates with initial or remaining terms of one year or more are $109, $41, $33, $27 and $1 for 1999, 2000, 2001, 2002 and 2003, respectively.

      The Company also executes operating lease agreements with its distributors including PPH (Note 15) for cylinder displays (both leased and owned) for use within each distributor's territory. Under these leases, the distributor (lessee) is obligated for all maintenance, installation, deinstallation, taxes and insurance related to the cylinder displays. The terms of the leases continue until either party terminates upon 60 days written notice to the other party. The monthly rental amounts are based on 1% of the original fair market value of the cylinder displays. Lease income for the fiscal years ended July 28, 1996 and July 31, 1997 and 1998 was approximately $27, $177 and $448, respectively. As of July 31, 1998, estimated future minimum rental payments to be received are approximately $664 per year through the year 2003.

      In December 1997, the Company entered into a service agreement with Information Management System Services ("IMSS") whereby IMSS will provide certain electronic data processing and telecommunications services including the provision of customized software and hardware. Fees under the service agreement for fiscal year ended July 31, 1998 were $306.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


11. NONRECURRING CHARGES:

      As described in Note 1, the Company made changes to its business strategy, including the conversion to an independent distributor network. As a result, the Company recorded certain nonrecurring charges in fiscal years ended July 28, 1996 and July 31, 1997 and 1998 as summarized below:

                                                                 1996  1997 1998
                                                                ------ ---- ----
Adjust equipment, including leasehold improvements of $160,
 $447 and $0, respectively, to net realizable value............ $  814 $736 $283
Impairment of goodwill.........................................    355  --   --
Severance, professional fees and other.........................    194  234  280
                                                                ------ ---- ----
                                                                $1,363 $970 $563
                                                                ====== ==== ====

      In the fiscal years ended July 28, 1996 and July 31, 1997, equipment including vehicles, display racks, leasehold improvements of two distribution centers, cylinders, computer equipment and filling station equipment were written down to estimated net realizable value. Substantially all the equipment has either been sold or physically scrapped. In the fiscal year ended July 28, 1996, as part of the changes in business strategy it was determined not to focus on the smaller convenience store locations due to lower profit margins. As a result, the Company recorded an impairment of goodwill ascribed to the convenience store locations of $355. In the fiscal year ended July 31, 1998, the Company made a commitment to acquire new handheld terminal technology. As a result, the Company recorded a $202 impairment adjustment to reduce the carrying value of existing handheld terminals as the future benefit of these assets could not be fully recoverable over their original estimated lives.

12. CONVERTIBLE REDEEMABLE PREFERRED STOCK:

      On December 21, 1994, the Company issued 1,572,474 shares of Series A cumulative preferred stock and warrants to purchase 318,650 shares of common stock to investors through a private placement offering. The exercise price for these warrants was $0.45896 per share. These warrants were exercised upon consummation of the initial public offering (Note 13).

      Holders of Series A preferred stock could convert any portion of the preferred shares into common shares at any time. Each share of Series A preferred was convertible to one share of common stock. The preferred shares had a liquidation preference equal to the liquidation value of $4.5896 as defined in the Certificate of Incorporation. The preferred shares ranked senior to the common stock in respect to dividend rights and had full voting rights.

      The Company was required to redeem the outstanding Series A preferred shares in equal increments semiannually between October 31, 2000 and April 30, 2002. The redemption price was $4.5896 per share plus undeclared, accrued dividends at a rate of 8% compounded daily of $1,031, $1,718 and $596 at July 28, 1996, and July 31, 1997 and the period August 1, 1997 through May 18, 1998 (the date amounts were funded through issuance of common stock in conjunction with the initial public offering), respectively. Dividends are cumulative until declared by the Board.

      In May 1998, contemporaneous with the closing of the initial public offering, all outstanding shares of preferred stock were converted on a one for one basis into common stock and common stock was issued in payment of accrued preferred dividends of $2,314.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


13. STOCKHOLDERS' EQUITY (DEFICIT):

      On November 17, 1997, the Board approved the following matters for which stockholder consent was received effective December 31, 1997 that were executed contemporaneously with the closing of the IPO:

     . A reverse stock split of 1 share of common stock for 13.225130 shares of the Company's common shares outstanding. The reverse stock split has been reflected in the average shares outstanding, shares outstanding and loss per share amounts in the balance sheets, statements of operations and changes in stockholders' equity (deficit).

     . The authorized shares of the Capital Stock were increased to 120,000,000 comprised of 100,000,000 shares of common stock par value $0.001 per share and 20,000,000 shares of preferred, with terms to be determined by the Board.

     . Issue shares of common stock to the holders of outstanding warrants to satisfy their right to receive common stock (assuming a cashless exercise of their warrants).

     . Accelerate the vesting of all outstanding options under the 1994 Stock Incentive Plan.

      Common Stock Options and Restricted Stock--The Company has four active stock option plans (the "Plans") and has reserved 982,609 shares of common stock for use and distribution under terms of the Plans. Under the Plans, the Company may, at its discretion, issue incentive or non-qualified stock options, stock appreciation rights, restricted stock or deferred stock. The terms and conditions of the awards made under the plans vary but, in general, are at the discretion of the board of directors or its appointed committee.

      The 1994 Stock Incentive Plan was adopted by the board of directors and approved by the stockholders in December 1994 and has 181,853 shares of common stock reserved for issuance upon the exercise of Options granted thereunder. As of July 31, 1998, Options to purchase 181,853 shares of common stock at a weighted average exercise price of $6.03 per share were outstanding under the 1994 Stock Incentive Plan. All Options are vested and exercisable, however, no Options have been exercised. These options expire 10 years from their date of grant. No additional options, stock appreciation rights, restricted stock or deferred stock can be granted under the 1994 Stock Incentive Plan.

      The 1998 Stock Incentive Plan was adopted by the board of directors and approved by the stockholders in May 1998 under which 300,000 shares of common stock have been reserved for issuance upon the exercise of Options granted thereunder. As of July 31, 1998, the Company had 275,300 Options outstanding, none of the Options are vested or exercisable. The exercise price for outstanding common stock options is $13.00 per share. Pursuant to the 1998 Stock Incentive Plan, the Company may make grants of options to officers, employees, consultants and advisors of the Company. These options vest ratably over 5 years and expire 10 years from their date of grant.

      All non-employee directors are entitled to participate in the Non-Employee Director Stock Option Plan (the "Director Option Plan"). The Director Option Plan was adopted by the board of directors and approved by the stockholders in November 1997, and became effective on May 18, 1998. The Company has reserved 100,000 shares of common stock for issuance under the Director Option Plan. As of July 31, 1998, the Company has not granted any options under this plan. The board of directors has approved an annual grant to each Director under the Director Option Plan of options to purchase 4,000 shares of common stock at a price per share equal to the fair market value per share of the common stock as of the grant date consisting of 1,000 shares for each quarterly board meeting such director attended during the previous year. One third of these options will vest on each of the first three anniversaries of the grant date and expire 10 years from their date of grant.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


      In November 1997, the board of directors adopted and the stockholders approved the Distributor Incentive Stock Option Plan (the "Distributor Option Plan") which became effective on May 18, 1998. The Company has reserved 400,000 shares of common stock for issuance upon the exercise of options granted under the Distributor Option Plan. In May 1998, the Company granted Options to purchase 240,887 shares of common stock to existing Blue Rhino distributors at an exercise price equal to $13.00 per share. Blue Rhino distributors and their stockholders, partners, members, directors, general partners, managers, officers, employees and consultants are eligible to receive options under the Distributor Option Plan. As of July 31, 1998 the Company had 240,887 options outstanding, none of the Options are vested or exercisable. Options issued under the Distributor Option Plan vest ratably over 4 years and expire 10 years from their date of grant. For the fiscal year ended July 31, 1998, the Company recognized compensation expense of $50 related to the issuance of stock options under the Distributor Option Plan.

      The Company has adopted the disclosure-only provisions of SFAS No. 123, "Accounting For Stock-Based Compensation." Accordingly, since options were granted at fair value, compensation expense has not been recognized for stock options granted to date under the 1994 Stock Incentive Plan, the 1998 Stock Incentive Plan and the Director Stock Incentive Plan. Had compensation expense for all of the option plans been determined for options granted since August 1, 1995 consistent with SFAS No. 123, the Company's net loss and loss per share would have increased to the following pro forma amounts.

                                                      FOR THE FISCAL YEARS
                                                              ENDED
                                                     -------------------------
                                                      1996     1997     1998
                                                     -------  -------  -------
Net loss:
  As reported....................................... $(7,431) $(5,584) $(2,369)
                                                     =======  =======  =======
  Pro forma......................................... $(7,454) $(5,649) $(2,694)
                                                     =======  =======  =======
Basic and diluted loss per common share:
  As reported....................................... $ (4.96) $ (3.74) $ (1.01)
                                                     =======  =======  =======
  Pro forma......................................... $ (4.97) $ (3.78) $ (1.12)
                                                     =======  =======  =======

      The fair value of each option grant is estimated on the date of grant using the Black-Scholes option pricing model with the following weighted-average assumptions used for all grants: expected lives of 6 years; expected volatility 30%; expected dividends of $0 and a risk-free interest rate of 5.5%.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


      A summary of the status of the Company's Plans at July 31, 1996, July 31, 1997 and 1998 and changes during the periods then ended is presented in the table and narrative below:

                                    1994 STOCK       1998 STOCK      DISTRIBUTOR        DIRECTOR
                                  INCENTIVE PLAN   INCENTIVE PLAN    OPTION PLAN      OPTION PLAN
                                 ---------------- ---------------- ---------------- ----------------
                                         WEIGHTED         WEIGHTED         WEIGHTED         WEIGHTED
                                         AVERAGE          AVERAGE          AVERAGE          AVERAGE
                                         EXERCISE         EXERCISE         EXERCISE         EXERCISE
                                 SHARES   PRICE   SHARES   PRICE   SHARES   PRICE   SHARES   PRICE
                                 ------- -------- ------- -------- ------- -------- ------- --------
Shares under option:
 Outstanding at August 1, 1995..  43,478  $4.59       --   $  --       --   $  --       --   $ --
 Granted........................  37,731   4.79       --      --       --      --       --     --
 Exercised......................     --     --        --      --       --      --       --     --
 Forfeited......................   9,149   4.59       --      --       --      --       --     --
 Exercisable....................   7,183   4.59       --      --       --      --       --     --
 Weighted average fair value of
  options granted...............     --    1.53       --      --       --      --       --     --
 Outstanding at July 28, 1996...  72,060   4.70       --      --       --      --       --     --
 Granted........................ 104,044   6.69       --      --       --      --       --     --
 Exercised......................     --     --        --      --       --      --       --     --
 Forfeited......................  12,159   4.85       --      --       --      --       --     --
 Exercisable....................  21,399   4.67       --      --       --      --       --     --
 Weighted average fair value of
  options granted...............     --    2.21       --      --       --      --       --     --
 Outstanding at July 31, 1997... 163,945   5.94       --      --       --      --       --     --
 Granted........................  19,643   6.86   275,300   13.00  240,887   13.00      --     --
 Exercised......................     --     --        --      --       --      --       --     --
 Forfeited......................     979   6.15       --      --       --      --       --     --
 Exercisable.................... 182,609   6.04       --      --       --      --       --     --
 Weighted average fair value of
  options granted...............     --    2.69       --     5.29      --     4.77      --     --
 Outstanding at July 31, 1998... 182,609   6.04   275,300   13.00  240,887   13.00      --     --
 Options available for grant at
  July 31, 1998.................     --     --     24,700     --   159,113     --   100,000    --

      Warrants--During fiscal 1998, the Company issued 81,913 warrants ("1998 Warrants") to stockholders in connection with loans made to the Company (Note
7). In fiscal 1997, the Company issued approximately 226,841 warrants in connection with the cylinder display lease facility (Note 10), and the issuance of the common stock to PPH (Note 15). In addition, during fiscal years ended July 28, 1996 and July 31, 1995, the Company issued approximately 303,513 warrants to individuals to purchase common stock for their assistance in connection with various debt placements. During fiscal 1998, 938,789 shares of common stock were issued for the exercise of all outstanding warrants, except for the 1998 Warrants, upon consummation of the initial public offering.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


14. EARNINGS (LOSS) PER SHARE:

      The Company has retroactively adopted SFAS No. 128, "Earnings Per Share." The impact of adopting this statement had no effect on loss per share for fiscal years 1998, 1997 and 1996. The basic and diluted earnings (loss) per share was determined as follows:

                              FISCAL YEARS ENDED         THREE MONTHS ENDED
                            -------------------------  -----------------------
                             JULY     JULY     JULY
                              28,      31,      31,    OCTOBER 31, OCTOBER 31,
                             1996     1997     1998       1997        1998
                            -------  -------  -------  ----------- -----------
                                                             (UNAUDITED)
Basic and diluted earnings
 (loss) per common share:
  Net income (loss)........ $(7,431) $(5,584) $(2,369)   $(1,340)     $ 422
  Less: Redeemable
   preferred stock
   dividends...............     636      687      596        107        --
                            -------  -------  -------    -------      -----
Earnings (loss) applicable
 to common stockholders.... $(8,067) $(6,271) $(2,965)   $(1,447)     $ 422
                            =======  =======  =======    =======      =====
Weighted average common
 shares used in computing
 the earnings (loss) per
 common share (in
 thousands):
  Basic....................   1,628    1,678    2,945      1,779      7,631
                            =======  =======  =======    =======      =====
  Diluted..................   1,628    1,678    2,945      1,779      7,719
                            =======  =======  =======    =======      =====
Basic and diluted earnings
 (loss) per common share... $ (4.96) $ (3.74) $ (1.01)   $ (0.81)     $0.05
                            =======  =======  =======    =======      =====

      Options to purchase common stock and the assumed exercise of warrants during the fiscal years ended 1998, 1997 and 1996 have been excluded from the computation of diluted earnings (loss) per common share as they were anti-dilutive. For the three months ended October 31, 1997, the assumed conversion of preferred shares would have been anti-dilutive.

15. RELATED PARTY TRANSACTIONS:

      PPH, Caribou Cylinder Exchange, L.L.C. ("Caribou"), Javelina Cylinder Exchange, L.L.C. ("Javelina") and Raven Propane, L.L.C. ("Raven Propane"), are affiliates and operate as distributors for the Company. PPH began operations as a distributor during fiscal 1996, while Caribou, Javelina and Raven Propane began operations as distributors during fiscal 1998. The following represents related party balances with these affiliates outstanding at July 28, 1996 and July 31, 1997 and 1998, and transactions for the fiscal years then ended, respectively:

                                            PPH          JAVELINA RAVEN CARIBOU
                                    -------------------- -------- ----- -------
                                     1996   1997   1998    1998   1998   1998
                                    ------ ------ ------ -------- ----- -------
Notes receivable................... $1,399 $1,191 $1,072   $--    $--    $--
Trade accounts payable.............    407    648    903     33    130     33
Cost of sales--distributors........  1,561  5,319  7,889    118    381     31
Interest income....................     43    142    117    --     --     --
Lease income.......................     25    160    160      2      3      1
Issuance of common stock...........    --   1,000    --     --     --     --
Cylinder usage fee.................    --     --      51    --       3    --
Cylinder purchases.................    --     --   1,397      7     89     22

      Certain operational and financial management services were provided to the Company by an affiliate through common ownership. Fees for these services for the fiscal years ended July 28, 1996 and July 31, 1997 were approximately $519, and $154, respectively.

      The Company leases a facility from an affiliate under a noncancelable operating lease which expires in December 1998. Future minimum lease payments for the lease are $34 for the fiscal year ending 1999. Rent expense under this lease was $22, $76, and $82 for the fiscal years ended July 28, 1996, and July 31, 1997 and 1998, respectively.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


      The Company leases a facility and certain equipment to PPH. Lease income from PPH for the fiscal years ended July 28, 1996, July 31, 1997, and 1998 was $62, $56, and $55, respectively.

      During fiscal 1998, the Company paid professional fees to Pedersen & Houpt, P.C. ("P & H") in the amount of $401. A stockholder of P & H is also a director of the Company.

16. INCOME TAXES:

      Due to the Company's operating losses, there is no current or deferred tax expense for the fiscal years ended July 28, 1996, and July 31, 1997 and 1998.

      A reconciliation of the differences between the statutory federal income tax rate of 34% and the effective rate of income tax expense is as follows:

                                                          FISCAL YEARS ENDED
                                                      --------------------------
                                                      JULY 28, JULY 31, JULY 31,
                                                        1996     1997     1998
                                                      -------- -------- --------
Federal statutory tax rate...........................   34.0%    34.0%    34.0%
  Operating losses having no current tax benefit.....  (33.8)   (33.9)   (33.1)
  Permanent differences and other....................   (0.2)    (0.1)    (0.9)
                                                       -----    -----    -----
Effective tax rate...................................    0.0%     0.0%     0.0%
                                                       =====    =====    =====

      The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and liability are as follows at:

                                                       JULY     JULY     JULY
                                                        28,      31,      31,
                                                       1996     1997     1998
                                                      -------  -------  -------
Assets:
  Net operating loss carry forward .................. $ 4,842  $ 6,981  $ 7,745
  Allowance for doubtful accounts ...................      32       60      242
  Inventory capitalization...........................      19        4      105
  Organization costs.................................      37       24       12
  Other .............................................      34       78       23
  Depreciation and amortization......................     --         1      --
                                                      -------  -------  -------
  Total gross deferred tax assets....................   4,964    7,148    8,127
  Valuation allowance ...............................  (4,960)  (7,148)  (8,059)
                                                      -------  -------  -------
Net deferred tax assets ............................. $     4  $   --   $    68
                                                      =======  =======  =======
Liability:
  Depreciation and amortization...................... $     4  $   --   $    68
                                                      =======  =======  =======

      At July 31, 1998, the Company had a net operating loss carryforward for federal income tax purposes of approximately $19.9 million which is available to offset future federal taxable income, if any, in varying amounts through 2013.

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)


17. DEFINED CONTRIBUTION PLAN:

      The Company has a 401(k) plan, sponsored by an affiliate, which allows participants to make voluntary pretax contributions, through payroll deductions, up to 10% of total compensation, subject to Internal Revenue Service limitations. All employees who have at least one year of service and 1,000 hours within that year of service are eligible to participate in this plan. The plan provides for discretionary profit sharing contributions by the Company. The Company made no contributions to the plan during fiscal 1996, 1997 and 1998.

18. CHANGE IN FISCAL YEAR END:

      In 1997, the Company changed from a 52--53 week year end, to a July 31 fiscal year end. The effect of this change was not material.

19. SUBSEQUENT EVENTS:

      The Company completed three acquisitions in August and September 1998 for approximately $1.1 million in the aggregate related to assets including cylinders, cylinder display racks, and right, title and interest in and to sellers' retail propane cylinder exchange accounts and locations. These acquisitions were funded with proceeds received from the Initial Public Offering.

20. QUARTERLY FINANCIAL DATA (UNAUDITED):

                                              FISCAL 1997 QUARTER ENDED
                                       ----------------------------------------
                                                                APRIL    JULY
                                       OCTOBER 31, JANUARY 31,   30,      31,
                                       ----------- ----------- -------  -------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.............................   $ 2,491     $ 2,018   $ 3,000  $ 6,702
                                         =======     =======   =======  =======
Gross profit..........................   $   285     $   218   $   522  $ 1,542
                                         =======     =======   =======  =======
Net loss..............................   $(1,215)    $(1,566)  $(1,971) $  (832)
                                         =======     =======   =======  =======
Per share data:
  Basic and diluted earnings (loss)
   per common share...................   $ (0.85)    $ (1.07)  $ (1.26) $ (0.57)
                                         =======     =======   =======  =======
                                              FISCAL 1998 QUARTER ENDED
                                       ----------------------------------------
                                                                APRIL    JULY
                                       OCTOBER 31, JANUARY 31,   30,      31,
                                       ----------- ----------- -------  -------
                                        (IN THOUSANDS, EXCEPT PER SHARE DATA)
Net sales.............................   $ 4,140     $ 4,175   $ 5,694  $13,364
                                         =======     =======   =======  =======
Gross profit..........................   $   985     $   958   $ 1,372  $ 3,532
                                         =======     =======   =======  =======
Net income (loss).....................   $(1,340)    $(1,224)  $(1,067) $ 1,261
                                         =======     =======   =======  =======
Per share data:
Basic earnings (loss) per common
 share................................   $ (0.81)    $ (0.83)  $ (0.72) $  0.20
                                         =======     =======   =======  =======
Diluted earnings (loss) per common
 share................................   $ (0.81)    $ (0.83)  $ (0.72) $  0.19
                                         =======     =======   =======  =======

21. EVENTS SUBSEQUENT TO THE DATE OF THE INDEPENDENT AUDITOR'S REPORT
(UNAUDITED):

      The interim consolidated financial data with respect to October 31, 1998 and 1997 have been prepared without audit; however, in the opinion of management, all adjustments (which included those that are normal and recurring) necessary to present fairly the consolidated financial position at October 31, 1998 and the results of operations and cash flows for the three months ended October 31, 1998 and 1997,

                             BLUE RHINO CORPORATION

                (IN THOUSANDS, EXCEPT SHARE AND PER SHARE DATA)

have been made. The results for the three months ended October 31, 1998 are not necessarily indicative of the results of operations for a full year. Interim consolidated financial data conforms to the requirements of Article 10 of Regulation S-X and, therefore, does not include all the disclosures normally required under generally accepted accounting principles.

      In December 1998, the Company entered into a $12.0 million credit facility which includes a $7.0 million revolving line of credit and a $5.0 million acquisition facility with NationsBank, N.A. (the "Bank Credit Facility"). The Company's ability to borrow under the Bank Credit Facility will be reduced by an amount equal to the contingent liability under the guarantee of the USA Leasing credit facility with NationsBank, N.A. The contingent liability at December 31, 1998 was approximately $8.9 million. The Bank Credit Facility replaces a prior facility with NationsBank and is collateralized by a lien on substantially all of the Company's assets. The Bank Credit Facility requires the Company to meet certain covenants, including minimum net worth and cash flow. The loans under the Bank Credit Facility bear interest at a maximum rate of LIBOR plus 225 basis points.

      The Company consummated three acquisitions, for an aggregate purchase price of approximately $2.3 million for assets including cylinder displays and cylinder exchange accounts and locations. These acquisitions were funded with cash provided by operations and the remaining proceeds from the Company's initial public offering. These acquisitions also include a purchase price adjustment based on the number of locations transferred to the Company.

      The excess cost over fair market value of the net assets acquired for the above acquisitions was approximately $2.1 million, which is being amortized on a straight-line basis over 30 years.

      In December 1998, the Company signed a letter of intent to purchase Bison Valve, L.L.C. for consideration consisting of approximately $700,000 in cash which will be used to repay indebtedness to the Company, $1.2 million in common stock and warrants to purchase 100,000 shares of common stock.

      On November 24, 1998, the Board of Directors approved the following matters for which shareholder consent was received effective December 22, 1998:

    . Authorized the increase in the number of shares reserved and available for distribution under the Company's 1998 Stock Incentive Plan by 900,000 shares.

      In December 1998, the Company sold approximately $4.4 million of its remaining cylinder inventories to USA Leasing, L.L.C., an affiliated entity. The gain on the transaction was not material.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                2,000,000 SHARES


                             BLUE RHINO CORPORATION

                                  COMMON STOCK


                               -----------------
                                   PROSPECTUS
                               -----------------

                              MERRILL LYNCH & CO.
                     NATIONSBANC MONTGOMERY SECURITIES LLC

                                            , 1999

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

      The following table sets forth the estimated expenses to be borne by the Company in connection with the registration, issuance, and distribution of the securities be registered hereby, other than underwriting discounts and commissions. All amounts are estimates except the Securties and Exchange Commission (the "Commission") registration fee, the NASD filing fee and the Nasdaq listing fee.

      Securities and Exchange Commission registration fee............. $ 14,467
      NASD filing fee.................................................    4,500
      Nasdaq listing fee..............................................   17,500
      Blue Sky fees and expenses......................................    5,000
      Printing and engraving expenses.................................  200,000
      Legal fees and expenses.........................................  250,000
      Accounting fees and expenses....................................   60,000
      Miscellaneous...................................................   48,533
                                                                       --------
        Total......................................................... $600,000
                                                                       ========

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

      Section 145 of the Delaware General Corporation Law (the "DGCL") authorizes indemnification of directors, officers, employees and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute. The Company's Second Amended and Restated Certificate of Incorporation ("Charter") provides that the Company will indemnify its directors and officers to the fullest extent permitted by law.

      Under the provisions of the Company's Charter, any director or officer who, in his or her capacity as such, is made or threatened to be made a party to any suit or proceeding shall be indemnified if the Board of Directors determines such director or officer acted in good faith and in a manner he or she reasonably believed to be in or not opposed to the best interests of the Company or, with respect to any criminal action or proceeding, had no reasonable cause to believe his or her conduct was unlawful. The Company will not however indemnify any director or officer where such director or officer:
(a) breaches his or her duty of loyalty to the Company or its stockholders; (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law; (c) authorizes payment of an unlawful dividend or stock repurchase or redemption; or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

      Indemnification under the Company's Charter and Amended and Restated By-laws ("By-laws") includes payment by the Company of expenses in defending an action, suit or proceeding in advance of the final disposition of such action, suit or proceeding upon receipt of an undertaking by the indemnified party to repay such advance if it is ultimately determined that such person is not entitled to indemnification under the Charter, which undertaking may be accepted without reference to the financial ability of such person that makes such repayments. The Company is not responsible for the indemnification of any person seeking indemnification in connection with a proceeding initiated by such person unless the initiation was approved by the Board of Directors of the Company. The Charter and the DGCL further provide that such indemnification is not exclusive of any other rights to which such individuals may be entitled under the Charter, the Bylaws, any agreement, any vote of stockholders or disinterested directors, or otherwise. The Company intends to obtain directors and officers insurance covering its executive officers and directors.

      Insofar as indemnification by the Company for liabilities arising under the Securities Act of 1933, as amended (the "Securities Act"), may be permitted to directors, officers and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES.

      On September 24, 1996, the Company issued a warrant to purchase 227,048 shares of its common stock at an exercise price of $6.61 per share to Forsythe/Lunn Technology Partners, L.P. in connection with the execution of a master lease agreement between the Company and Forsythe/McArthur & Associates, Inc. The warrants may be exercised at any time before September 24, 2006. These warrants were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act.

      On April 30, 1997, the Company sold 151,227 shares of its common stock and warrants to purchase an additional 113,420 shares of its common stock with an exercise price of $6.61 per share to Platinum Propane Holding, L.L.C. ("Platinum Propane") for total consideration of $1,000,000 in cash. The warrants may be exercised at any time prior to April 30, 2007. The shares and warrants sold to Platinum Propane were issued without registration under the Securities Act in reliance on Section 4(2) of the Securities Act and Rule 506 of Regulation D promulgated thereunder.

      On January 1, 1998, the Company issued $3,250,000 of 10.5% Subordinated Notes and warrants to purchase in the aggregate 81,913 shares of common stock with an exercise price equal to the initial public offering price of the common stock offered hereby (the "1998 Warrants") to Lennard Carlson, Craig J. Duchossois, Andrew J. Filipowski, and James P. Liautaud, four stockholders of the Company for total consideration of $3,250,000 in cash. The Subordinated Promissory Notes bear interest at 10.5% per annum and are due on the earlier of a qualified public offering of the Company's common stock or December 31, 2000. The warrants may be exercised at any time before December 31, 2008. The Subordinated Promissory Notes and warrants purchased by the stockholders were offered and sold without registration under the Securities Act in reliance on
Section 4(2) of the Securities Act and Rule 505 of Regulation D promulgated thereunder.

      On May 18, 1998, the Company issued 57,692 shares of common stock to Bison Propane Bottle Exchange, L.L.C. ("Bison Propane") in satisfaction of a portion of the purchase price of assets acquired from Bison Propane pursuant to an Asset Purchase Agreement dated December 10, 1997. These shares were issued in reliance upon Section 4(2) of the Securities Act and Regulation D promulgated thereunder.

      Since formation, the Company has granted options to its employees for 182,906 shares of common stock pursuant to its 1994 Stock Incentive Plan at a weighted average exercise price of $6.03 per share, of which options to purchase 14,869 shares of common stock have been exercised and options to purchase 167,740 shares are currently exercisable. The options were issued without registration under the Securities Act in reliance on Section 4(2) and Rule 701 promulgated thereunder.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES.

      The exhibits to the Registration Statement are listed in the Exhibit Index which appears elsewhere in this Registration Statement and is hereby incorporated herein by reference.

      All other schedules are omitted because of the absence of the condition under which they are required or because the information is included in the Company's consolidated financial statements or notes thereto.

ITEM 17. UNDERTAKINGS.

      The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
  (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

      The undersigned registrant hereby undertakes to provide to the Underwriters, at the closing specified in the Underwriting Agreement, certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

      Insofar as the Company may be permitted to indemnify directors, officers and controlling persons of the Company for liabilities arising under the Securities Act pursuant to the provisions described under Item 14 above or otherwise, the Company has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Company of expenses incurred or paid by a director, officer or controlling person of the Company in the successful defense of any action, suit or proceeding) is asserted against the Company by such director, officer, or controlling person in connection with the securities being registered, the Company will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

                                   SIGNATURES

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THE REGISTRANT HAS DULY CAUSED THIS REGISTRATION STATEMENT TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN WINSTON-SALEM, NORTH CAROLINA, ON JANUARY 5, 1999.

                                            Blue Rhino Corporation

                                                   /s/ Billy D. Prim
                                            By: _______________________________
                                                       Billy D. Prim
                                             Chairman of the Board, President
                                                            and
                                                  Chief Executive Officer

                               POWER OF ATTORNEY

      KNOW ALL MEN BY THESE PRESENTS that each person whose signature appears below constitutes and appoints Billy D. Prim, as his or her true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, to act, without the other, for him or her and in his or her name, place and stead, in any and all capacities, to sign any or all amendments (including post-effective amendments) to this registration statement on Form S-1, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorney-in-fact and agent full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or any of them, or their substitutes may lawfully do or cause to be done by virtue hereof.

      PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, AS AMENDED, THIS REGISTRATION STATEMENT HAS BEEN SIGNED BELOW BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON JANUARY 5, 1999.

                 SIGNATURE                                     TITLE
                 ---------                                     -----


           /s/ Billy D. Prim                Chairman of the Board, President and Chief
___________________________________________   Executive Officer (Principal Executive
               Billy D. Prim                  Officer)

           /s/ Mark Castaneda               Secretary, Chief Financial Officer and
___________________________________________   Director (Principal Financial and
              Mark Castaneda                  Accounting Officer)

        /s/ Andrew J. Filipowski            Vice Chairman of the Board
___________________________________________
           Andrew J. Filipowski

        /s/ Craig J. Duchossois             Director
___________________________________________
            Craig J. Duchossois

          /s/ Steven D. Devick              Director
___________________________________________
             Steven D. Devick

         /s/ John H. Muehlstein             Director
___________________________________________
            John H. Muehlstein

         /s/ Richard A. Brenner             Director
___________________________________________
            Richard A. Brenner


                                    EXHIBITS

 EXHIBIT
 NUMBER                          DESCRIPTION OF EXHIBIT
 -------                         ----------------------
  1.1    Form of Underwriting Agreement.
  3.1    Second Amended and Restated Certificate of Incorporation of the
         Company, incorporated by reference to Exhibit 3.1 to the Company's
         Report on Form 10-Q dated July 2, 1998.
  3.2    Amended and Restated Bylaws of the Company, incorporated by reference to Exhibit 3.2 to the Company's Registration Statement on Form S-1
         dated May 18, 1998.
  4.1    Form of Certificate of Common Stock of the Company, incorporated by reference to Exhibit 4.1 to the Company's Registration Statement on
         Form S-1 dated May 18, 1998.
  5.1    Legal Opinion of Pedersen & Houpt, P.C.*
 10.1(a) Loan Agreement, dated as of December 31, 1998, between the Company and
         NationsBank, N.A.*
 10.1(b) Security Agreement, dated as of December 31, 1998 between the Company and NationsBank, N.A.*
 10.1(c) Promissory Note dated December 31, 1998 made by the Company in favor of NationsBank, N.A.*
 10.1(d) Promissory Note dated December 31, 1998 made by the Company in favor of NationsBank, N.A.*
 10.2    Note Purchase Agreement, dated as of January 1, 1998, among the
         Company and Craig J. Duchossois, Andrew Filipowski, James Liautaud and
         Lennard Carlson, incorporated by reference to Exhibit 10.2 to the
         Company's Registration Statement on Form S-1 dated May 18, 1998.
 10.4(a) Asset Purchase Agreement, dated as of December 9, 1997, between the
         Company and Bison Propane Bottle Exchange, LLC, incorporated by reference to Exhibit 10.4(a) to the Company's Registration Statement
         on Form S-1 dated May 18, 1998.
 10.4(b) First Amendment to the Asset Purchase Agreement, dated as of December
         10, 1997, between the Company and Bison Propane Bottle Exchange, LLC, incorporated by reference to Exhibit 10.4(b) to the Company's
         Registration Statement on Form S-1 dated May 18, 1998.
 10.5    Multi-Draw Convertible Secured Promissory Note, dated as of February
         12, 1998, by Bison Valve, L.L.C. to the Company, incorporated by reference to Exhibit 10.5 to the Company's Registration Statement on
         Form S-1 dated May 18, 1998.
 10.6    Collateral Assignment of License Agreement, dated as of February 12,
         1998, by Bison Valve, L.L.C. to the Company, incorporated by reference to Exhibit 10.6 to the Company's Registration Statement on Form S-1
         dated May 18, 1998.
 10.7(a) Form of Distribution Agreement of the Company and Its Distributors,
         incorporated by reference to Exhibit 10.7(a) to the Company's
         Registration Statement on Form S-1 dated May 18, 1998.
 10.7(b) Form of Sublease of Personal Property between the Company and Its
         Distributors, incorporated by reference to Exhibit 10.7(b) to the
         Company's Registration Statement on Form S-1 dated May 18, 1998.
 10.8(a) Form of Security Agreement to Secure the Sale of Cylinders between the
         Company and Its Distributors, incorporated by reference to Exhibit
         10.8(a) to the Company's Registration Statement on Form S-1 dated May
         18, 1998.
 10.8(b) Form of Promissory Note Evidencing the Sale of Cylinders between the
         Company and Its Distributors, incorporated by reference to Exhibit
         10.8(b) to the Company's Registration Statement on Form S-1 dated May
         18, 1998.
 10.9    Amended and Restated Stock Option Plan for Non-employee Directors.

 EXHIBIT
  NUMBER                          DESCRIPTION OF EXHIBIT
 -------                          ----------------------
 10.10    Distributor Stock Option Plan of the Company, incorporated by reference to Exhibit 10.13 to the Company's Registration Statement on
          Form S-1 dated May 18, 1998.
 10.11    1994 Stock Incentive Plan of the Company, incorporated by reference to Exhibit 10.14 to the Company's Registration Statement on Form S-1
          dated May 18, 1998.
 10.12    Amended and Restated Registration Rights Agreement, dated as of March
          1, 1997, among the Company, Forsythe/Lunn Technology Partners,
          L.L.C., Platinum Propane Holding, L.L.C., the Purchasers of Units
          pursuant to the Unit Purchase Agreement dated October 11, 1995 and the Purchasers of the Company's Series A Convertible Participating
          Preferred Stock, incorporated by reference to Exhibit 10.15 to the
          Company's Registration Statement on Form S-1 dated May 18, 1998.
 10.13    1998 Stock Incentive Plan of the Company, incorporated by reference to Exhibit 10.18 to the Company's Registration Statement on Form S-1
          dated May 18, 1998.
 10.14    Real Estate Lease between the Company and Rhino Real Estate, L.L.C.
          dated as of January 1, 1999.
 10.15(a) Master Lease dated as of February 1, 1996 between the Company and
          Nelco, Ltd., incorporated by reference to Exhibit 10.20(a) to the
          Company's Registration Statement as Form S-1 dated May 18, 1998.
 10.15(b) Lease Agreement dated August 11, 1998 between the Company and Leasing
          Innovations, Incorporated.*
 10.15(c) Lease Agreement dated June 26, 1997 between the Company and Green
          Tree Vendor Services Corporation, incorporated by reference to
          Exhibit 10.20(c) to the Company's Registration Statement on Form S-1
          dated May 18, 1998.
 10.16    Services Agreement dated June 1, 1997 between the Company and
          Information Management Systems Services, incorporated by reference to
          Exhibit 10.16 to the Company's Annual Report on Form 10-K dated
          October 29, 1998.
 10.17(a) Limited Guaranty dated December 31, 1998 made by the Company in favor of NationsBank, N.A.*
 10.17(b) Subordinated Security Agreement dated December 31, 1998 between the
          Company and USA Leasing, L.L.C.*
 21.1     Subsidiaries of the Company, incorporated by reference to Exhibit
          21.1 to the Company's Registration Statement on Form S-1 dated May 8,
          1998.
 23.1     Consent of Pedersen & Houpt, P.C.
 23.2     Consent of PricewaterhouseCoopers LLP
 23.3     Consent of Barbecue Industry Association of America
 24.1     Power of Attorney (see Signature Page)
 27.1     Financial Data Schedule*

--------
    *To be filed by amendment.